Financial highlights

	in / end of			% change		in / end of				% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011		2010		YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953		5,098		(62)

of which from continuing operations	(637)	683	841	–	–	1,953		5,117		(62)

Earnings per share (CHF)

Basic earnings/(loss) per share	(0.62)	0.54	0.59	–	–	1.37		3.91		(65)

Diluted earnings/(loss) per share	(0.62)	0.53	0.59	–	–	1.36		3.89		(65)

Return on equity (%, annualized)

Return on equity attributable to shareholders	(7.7)	8.7	9.8	–	–	6.0		14.4		–

Core Results (CHF million) [1]

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429		30,625		(17)

Provision for credit losses	97	84	(23)	15	–	187		(79)		–

Total operating expenses	5,374	5,697	5,676	(6)	(5)	22,493		23,904		(6)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749		6,800		(60)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	120.1	83.6	81.6	–	–	88.5		78.1		–

Pre-tax income margin	(22.3)	15.2	18.8	–	–	10.8		22.2		–

Effective tax rate	39.8	32.0	31.0	–	–	24.4		22.8		–

Net income margin [2]	(14.2)	10.0	12.1	–	–	7.7		16.6		–

Assets under management and net new assets (CHF billion)

Assets under management	1,229.5	1,196.8	1,253.0	2.7	(1.9)	1,229.5		1,253.0		(1.9)

Net new assets	0.4	7.1	13.9	(94.4)	(97.1)	40.9		69.0		(40.7)

Balance sheet statistics (CHF million)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2	1,049,165		1,032,005		2

Net loans	233,413	226,447	218,842	3	7	233,413		218,842		7

Total shareholders' equity	33,674	33,519	33,282	0	1	33,674		33,282		1

Tangible shareholders' equity [3]	24,795	24,889	24,385	–	2	24,795		24,385		2

Book value per share outstanding (CHF)

Total book value per share	27.59	27.86	28.35	(1)	(3)	27.59		28.35		(3)

Shares outstanding (million)

Common shares issued	1,224.3	1,203.0	1,186.1	2	3	1,224.3		1,186.1		3

Treasury shares	(4.0)	0.0	(12.2)	–	(67)	(4.0)		(12.2)		(67)

Shares outstanding	1,220.3	1,203.0	1,173.9	1	4	1,220.3		1,173.9		4

Market capitalization

Market capitalization (CHF million)	27,021	28,872	44,683	(6)	(40)	27,021		44,683		(40)

Market capitalization (USD million)	28,747	31,567	47,933	(9)	(40)	28,747		47,933		(40)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	241,753	243,758	247,702	–	–	241,753		247,702		–

Tier 1 ratio (%)	15.2	14.3	14.2	–	–	15.2		14.2		–

Core tier 1 ratio (%)	10.7	10.0	9.7	–	–	10.7		9.7		–

Dividend per share (CHF)

Dividend per share	–	–	–	–	–	0.75	[5]	1.30	[6]	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,700	50,100	(2)	(1)	49,700		50,100		(1)

1 For further information on Core Results, refer to I – Credit Suisse results – Credit Suisse – Credit Suisse reporting structure and Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Under Basel II.5 since December 31, 2011. Previously reported under Basel II. For further information, refer to IV – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management. 5 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 6 Paid out of reserves from capital contributions.

Dear shareholders
Credit Suisse reported net income attributable to shareholders of CHF 1,953 million, underlying* net income of CHF 2,406 million, return on equity of 6.0% and an underlying* return on equity of 7.3% for the full year 2011. The challenging environment in 2011 was characterized by continuing concerns regarding the European debt crisis, a general slowdown in the global economy, historically low interest rates and very volatile financial markets. Net new assets totaled CHF 40.9 billion for the year.

Our performance in the fourth quarter of 2011 was disappointing. We reported a net loss attributable to shareholders of CHF 637 million, a core results pre-tax loss of CHF 998 million and core net revenues of CHF 4,473 million. These results reflect both the adverse market conditions during the period and the impact of the measures we have taken to swiftly adapt our business to evolving market and regulatory requirements. Attaching highest priority to an industry-leading capitalization, we further improved our Basel II.5 tier 1 ratio by 0.9 percentage points to 15.2% and our Basel II.5 core tier 1 ratio by 0.7 percentage points to 10.7%.

In mid-2011, we decided to aggressively reduce risks and costs. This decision was rooted in our belief that the market and regulatory landscape is undergoing fundamental change and that by adjusting our business model ahead of the competition, we can position Credit Suisse to succeed in the new environment. The regulatory developments and subdued market conditions we saw in the second half of 2011 have confirmed our views.

The accelerated implementation of our risk reduction plan and our measures to exit businesses that are no longer expected to deliver attractive returns in the evolving regulatory environment, as well as the higher charges incurred due to the rapid execution of our cost reduction programs, led to a negative impact of approximately CHF 1.0 billion in the fourth quarter of 2011. We are taking these steps because we are convinced that they will benefit our clients and shareholders in the long term and will position us to achieve superior returns.

The Board of Directors will propose a distribution of CHF 0.75 per share for the financial year 2011, which shareholders can elect to receive either as a cash payment or in the form of Credit Suisse Group shares.

Performance of our businesses in 4Q11
In Private Banking, we remain committed to our long-term growth strategy and to further developing our global footprint that combines onshore and offshore offerings. Our industry-leading advisory process, coupled with the close collaboration between Private Banking, Investment Banking and Asset Management, enables us to provide comprehensive service and advice to our clients around the globe. To further develop our franchise in light of the current environment, we launched an initiative in the second half of 2011 to optimize our business portfolio and enhance profitability. While continuing to invest in faster growing and large markets, we also aim to improve the productivity and efficiency of our onshore activities. Due to the capabilities of our integrated business model, the ultra-high-net-worth client segment represents a key growth area for Credit Suisse, and we have continued to recruit relationship managers to serve these clients. We continue to build on our strong position in the Swiss market, while taking measures to further increase the efficiency of our operations. In an environment characterized by low interest rates and subdued client activity, cost management remains a high priority.

In the challenging fourth-quarter environment, Private Banking generated net new assets of CHF 7.6 billion, with strong inflows from emerging markets and the ultra-high-net-worth client segment, as well as from Corporate & Institutional Clients in Switzerland. In our Wealth Management Clients business, net revenues totaled CHF 2,119 million in the fourth quarter of 2011, down 14% from the same period of the prior year, mainly reflecting lower transaction-based income due to subdued client activity. Wealth Management Clients reported pre-tax income of CHF 284 million in the fourth quarter of 2011, a decrease of 53% compared to the fourth quarter of 2010, driven by lower revenues reflecting the market environment with significantly lower client activity and higher provisions for credit losses. In Corporate & Institutional Clients, net revenues of CHF 455 million were stable versus the fourth quarter of 2010, and pre-tax income declined by 16% to CHF 183 million versus the fourth quarter of 2010, reflecting higher provisions for credit losses.

As reported previously, the US investigations of Swiss banks’ legacy cross border businesses remain ongoing. This continues to be a matter that we together with governmental authorities are working to resolve. Credit Suisse is strongly supportive of a resolution acceptable to both the US and Switzerland. We continue to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations.

In Investment Banking, we have also taken steps to evolve our business model: We are investing in and growing businesses where we have clear competitive advantages and can exploit synergies with our Private Banking and Asset Management businesses. We also significantly reduced our Basel III risk-weighted assets, in particular in our fixed income business, and our cost base. During the fourth quarter of 2011, Basel III risk-weighted assets were reduced by CHF 35 billion in Investment Banking compared to the previous quarter. This is an acceleration of the plan we announced in the fall of 2011. This transformation of our balance sheet will allow us to deploy capital quickly to client-focused businesses offering sustainable, attractive returns. The transition to the evolved business model in the fourth quarter of 2011 resulted in lower revenues in Investment Banking, as we incurred losses while exiting businesses and reducing risk-weighted assets. We are convinced that despite their short-term negative impact on our results, the steps we are taking were necessary and will position us well for the future, as clients recognize the conservative risk profile and capital strength of our bank.

In the fourth quarter of 2011, Investment Banking recorded a pre-tax loss of CHF 1,305 million, driven by lower net revenues, partially offset by lower total operating expenses. At CHF 1,251 million, net revenues were down 64% compared to the fourth quarter of 2010 due primarily to lower sales and trading revenues. Fixed income sales and trading revenues were significantly lower in the fourth quarter of 2011, reflecting continued challenging trading conditions, sustained weakness in client activity and unfavorable market movements on related hedges. In equity sales and trading, where we have a leading position, subdued client trading levels resulted in a decline in revenues. We delivered a solid performance in prime services, with increased client balances and resilient revenues in cash equities despite lower client inflows. Our derivatives results were challenged by reduced client flow in Europe and Asia, as well as by losses on hedges as we maintained our conservative risk position. Underwriting and advisory results declined compared to the fourth quarter of 2010, reflecting continued low industry-wide issuance levels and a decline in completed M&A activity.

The ongoing implementation of our strategy in Asset Management, which focuses on achieving growth in fee-based revenues and on investing in multi-asset class solutions, alternative investments and our Swiss business, is proving to be successful. In 2011, Asset Management achieved increased fee-based revenues and lower costs.

Asset Management generated net revenues of CHF 455 million in the fourth quarter of 2011, a decline of 26% from the same period of the previous year, driven by lower performance fees and carried interest from realized private equity gains and lower investment-related gains. Pre-tax income totaled CHF 87 million, down 52% compared to the fourth quarter of 2010, reflecting lower net revenues, which were partially offset by lower operating expenses.

2011 Compensation
Credit Suisse is committed to pursuing a responsible approach to compensation based on long-term performance and alignment with shareholders’ interests. Reflecting the lower absolute performance of the Group compared to 2010, the economic value of Group-wide total discretionary variable incentive awards for 2011 was down 41% compared to 2010.

The economic value of aggregate variable compensation awarded to current members of the Executive Board for 2011 was down 57% versus 2010. In line with our practice over the last four years, 100% of the variable awards assigned to the members of the Executive Board were deferred.

Performance update
While we are mindful that the market and economic environment remain uncertain, we are encouraged that our business is off to a good start with year-to-date underlying* return on equity consistent with our target level of 15% including the benefit from our risk and cost reduction plans. We have accelerated the reduction of risk-weighted assets and expect to achieve the level of Basel III risk-weighted assets originally targeted for the end of 2012 nine months ahead of schedule. Furthermore, we are on track with our previously announced CHF 2.0 billion cost reduction program to be completed by year end 2013 and expect the results and costs, excluding the impact from the expense for the PAF2 compensation plan to reflect the reduction of CHF 1.2 billion in our annual cost base beginning in the first quarter 2012.

Sincerely

Urs Rohner Brady W. Dougan

February 2012
* Underlying results are non-GAAP financial measures. Underlying return on equity and underlying net income for 2011 exclude fair value gains on own debt and stand-alone derivatives of CHF 919 million (CHF 616 million after tax), litigation provisions of CHF 478 million for the US and the German tax matters (CHF 428 million after tax) and expenses in connection with cost-efficiency initiatives of CHF 847 million (CHF 641 million after tax). Underlying year-to-date 2012 return on equity excludes fair value losses on own debt and stand-alone derivatives and expenses related to PAF2.

Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Recently issued accounting standards
Note 3 Business developments
Note 4 Discontinued operations
Note 5 Segment information
Note 6 Net interest income
Note 7 Commissions and fees
Note 8 Trading revenues
Note 9 Other revenues
Note 10 Provision for credit losses
Note 11 Compensation and benefits
Note 12 General and administrative expenses
Note 13 Earnings per share
Note 14 Trading assets and liabilities
Note 15 Investment securities
Note 16 Loans, allowance for loan losses and credit quality
Note 17 Other assets and other liabilities
Note 18 Long-term debt
Note 19 Accumulated other comprehensive income
Note 20 Tax
Note 21 Employee deferred compensation
Note 22 Pension and other post-retirement benefits
Note 23 Derivatives and hedging activities
Note 24 Guarantees and commitments
Note 25 Transfers of financial assets and variable interest entities
Note 26 Financial instruments
Note 27 Assets pledged or assigned
Note 28 Subsidiary guarantee information
Note 29 Litigation
Investor information
Investor information
List of abbreviations
Financial calendar and information sources

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 49,700 employees from approximately 100 different nations. This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities wherever they are. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice.

Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators

Operating environment
Global economic activity remained subdued in 4Q11 as concerns surrounding European sovereign debt continued. US economic indicators showed signs of growth during the quarter. Bond yields for certain European countries increased sharply, and funding stress in the interbank market heightened. Equity markets ended the quarter higher, reflecting better than expected corporate earnings. The US dollar was broadly stronger, particularly versus European currencies including the euro and the Swiss franc.

Economic environment
Fears that the global economy could enter a recession eased somewhat in 4Q11, as indicators of economic growth in the US strengthened. Leading indicators of global economic activity remained weak, however, largely due to developments in Europe with respect to the sovereign debt crisis in the eurozone. In late October, eurozone leaders agreed to use the remaining EUR 250 billion of the European Financial Stability Facility to either partially guarantee newly issued eurozone bonds of certain countries or to directly buy such bonds together with contributions from other countries outside of the eurozone. By the end of 2011, neither of these options had been implemented. Eurozone leaders also moved to increase the haircut on Greek government bonds held by private investors from an estimated 21% to 50%. At a second summit in December, EU leaders agreed to introduce a “fiscal compact” to strengthen fiscal discipline in the region and to increase the resources of the International Monetary Fund by EUR 200 billion via contributions from EU central banks. The UK decided not to participate in this initiative, forcing the remaining EU members to implement their decision via an intergovernmental agreement rather than through formal amendments of European treaties.

Inflation continued to fall in many emerging markets and showed signs of slowing in most developed countries. In Switzerland, inflation rates turned negative due to the strong Swiss franc.
Several central banks reacted to the weaker outlook by easing monetary policy. The European Central Bank (ECB) cut interest rates by 50 basis points, lengthened the maturity of its refinancing operations from one year to three years and loosened its collateral standards. The Bank of England increased its asset purchase program by GBP 75 billion, while central banks in Australia, Norway, Sweden, Indonesia and Brazil lowered rates. The Chinese central bank lowered its reserve requirement ratio by 50 basis points. After the cost of US dollar borrowing had risen sharply, especially for eurozone banks, major central banks lowered the cost of US dollar emergency funds, resulting in strong demand in the ECB's December US dollar auction, with a record USD 50.7 billion allotted.

Most equity markets ended the quarter higher as overall corporate earnings proved fairly solid. Macroeconomic news related to the European sovereign credit crisis continued to drive market volatility, which remained relatively elevated though did not reach the extremes witnessed in 3Q11 (refer to the charts “Equity markets”). Traded equity volumes were fairly low on most exchanges, particularly in October and December.

In fixed income markets, total returns on long-dated benchmark bonds decreased in 4Q11 compared to 3Q11. The performance of high yield, emerging market and subordinated financial bonds was volatile, but overall positive for the quarter, despite negative returns in November as a result of intensification of the European sovereign debt crisis. US credits outperformed their European counterparts, supported by stabilization of some US economic macroeconomic data. Political turmoil in the eurozone led to a sharp increase in bond yields in some sovereign markets viewed as more vulnerable to contagion, with 10-year Italian bond yields reaching 7% in November. The perceived increase in systemic risk led to underperformance by financials versus industrials in both USD and EUR denominated investment grade sectors.

The European debt crisis, US dollar funding pressure and concerns over global growth were the key drivers in currency markets. The US dollar was broadly stronger, particularly versus European currencies, including the euro and the Swiss franc. The Swiss franc remained range-bound against the euro, above the level of 1.20 Swiss francs per euro declared by the Swiss National Bank in September 2011 as a minimum exchange rate. Emerging market currencies weakened against the US dollar due to concerns over global growth. Within emerging market currencies, Eastern European currencies underperformed due to their trade and finance linkages to the eurozone and debt concerns.

In October, commodity markets recovered some of their losses from 3Q11. Energy markets in particular saw significant price gains, with oil prices rising more than 24% in 4Q11 due to robust consumption growth and falling inventories of crude oil. Other commodity sectors such as precious metals and, to a lesser extent, industrial metals, also increased. After having reached a high of just below USD 1,800 for the quarter, gold prices ended the year below USD 1,600. The Credit Suisse Commodity Benchmark increased by more than 4% in 4Q11, almost entirely driven by strong energy markets.

Sector environment
The banking sector continued to significantly underperform the broader market over the quarter (refer to the charts “Equity markets”). As in 3Q11, banks were particularly impacted by the weak global growth outlook and the ongoing European sovereign debt crisis. European bank stocks underperformed in 4Q11, also reflecting higher capital needs for a number of banks in Europe, with the European Banking Authority publishing results of another stress test revealing a solvency gap of EUR 115 billion requiring resolution by mid-2012.

Industry participants took further steps to adjust their business models to reflect the sector's changing regulatory framework.
Funding for banks became even more challenging in 4Q11, intensifying deleveraging strategies to meet capital and solvency targets. Concerns about banks’ exposure to European sovereign debt led to weakness in the interbank market. In particular, US investors withdrew short-term US dollar funding for European banks. In another coordinated action to encourage market confidence, major central banks announced measures to provide further loan facilities to banks. Cost pressures remained high in the banking industry, with many institutions accelerating their cost-cutting initiatives.

The wealth management sector was affected by the ongoing negative market sentiment in 4Q11, resulting in subdued client activity. The strong Swiss franc continued to have an adverse impact on the Swiss wealth management institutions. The sector continued adapting to industry-specific regulatory changes, including cross-border business and investor protection requirements. The Swiss real estate market saw sustained strong demand, supported by continued low interest rates. Concerns continued about the risk of the market overheating in certain areas of the country.

In the investment banking sector, global completed mergers and acquisitions (M&A) volumes and announced M&A volumes were flat quarter on quarter and significantly lower than in 4Q10 due to ongoing macroeconomic events. Global equity underwriting volumes increased by 9% compared to 3Q11, but were 67% lower than in 4Q10. Global debt underwriting volumes increased 10%, relative to 3Q11, but were significantly lower than in 4Q10. Global exchange volumes were significantly lower relative to 3Q11 and 4Q10 levels for both equity and fixed income products. In equities, cash volumes were lower compared to 3Q11 and 4Q10 as equity market volatility subsided. Fixed income volumes were down in general from 3Q11 and 4Q10, primarily in treasuries and federal agencies.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index posted an increase of 0.7 percentage points in 4Q11. Equity market neutral and long/short equity saw the largest gains, with offsetting declines in dedicated short bias and managed futures strategies. The number of private equity deals and the pace of private equity fundraising declined from the third quarter. Investors’ continued concern over the lack of resolution to the European debt situation led to inflows to bond and money market funds and outflows from equity funds, despite an increase in the MSCI World index.

Market volumes (growth in %)

	Global			Europe

end of 4Q11	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	(18)	(6)		(20)	(7)

Announced mergers and acquisitions [2]	0	(11)		3	(25)

Completed mergers and acquisitions [2]	1	(13)		(17)	(13)

Equity underwriting [2]	9	(67)		(46)	(89)

Debt underwriting [2]	10	(30)		(1)	(36)

Syndicated lending - investment grade [2]	7	38	[3]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic 3 12M11 vs 12M10

Credit Suisse
In 4Q11, we recorded a loss attributable to shareholders of CHF 637 million. Diluted loss per share was CHF 0.62. Our capital position remained strong with a BIS tier 1 ratio of 15.2% under Basel II.5, compared to 14.3% as of the end of 3Q11. For 2011, we had net income attributable to shareholders of CHF 1,953 million and return on equity attributable to shareholders was 6.0%.

Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	4,488	6,689	7,268	(33)	(38)	26,225	31,386	(16)

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Compensation and benefits	3,021	3,067	3,371	(1)	(10)	13,213	14,599	(9)

General and administrative expenses	1,879	2,209	1,743	(15)	8	7,372	7,231	2

Commission expenses	480	485	575	(1)	(17)	1,992	2,148	(7)

Total other operating expenses	2,359	2,694	2,318	(12)	2	9,364	9,379	0

Total operating expenses	5,380	5,761	5,689	(7)	(5)	22,577	23,978	(6)

Income/(loss) from continuing operations before taxes	(989)	844	1,602	–	–	3,461	7,487	(54)

Income tax expense/(benefit)	(397)	332	405	–	–	671	1,548	(57)

Income/(loss) from continuing operations	(592)	512	1,197	–	–	2,790	5,939	(53)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income/(loss)	(592)	512	1,197	–	–	2,790	5,920	(53)

Net income/(loss) attributable to noncontrolling interests	45	(171)	356	–	(87)	837	822	2

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953	5,098	(62)

of which from continuing operations	(637)	683	841	–	–	1,953	5,117	(62)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(0.62)	0.54	0.59	–	–	1.37	3.93	(65)

Basic earnings/(loss) per share	(0.62)	0.54	0.59	–	–	1.37	3.91	(65)

Diluted earnings/(loss) per share from continuing operations	(0.62)	0.53	0.59	–	–	1.36	3.91	(65)

Diluted earnings/(loss) per share	(0.62)	0.53	0.59	–	–	1.36	3.89	(65)

Return on equity (%, annualized)

Return on equity attributable to shareholders	(7.7)	8.7	9.8	–	–	6.0	14.4	–

Return on tangible equity attributable to shareholders [1]	(10.4)	11.8	13.4	–	–	8.1	19.8	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,700	50,100	(2)	(1)	49,700	50,100	(1)

1 Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	4Q11	3Q11	4Q10	4Q11	3Q11	4Q10	4Q11	3Q11	4Q10

Statements of operations (CHF million)

Net revenues	4,473	6,817	6,960	15	(128)	308	4,488	6,689	7,268

Provision for credit losses	97	84	(23)	0	0	0	97	84	(23)

Compensation and benefits	3,023	3,010	3,362	(2)	57	9	3,021	3,067	3,371

General and administrative expenses	1,871	2,202	1,739	8	7	4	1,879	2,209	1,743

Commission expenses	480	485	575	0	0	0	480	485	575

Total other operating expenses	2,351	2,687	2,314	8	7	4	2,359	2,694	2,318

Total operating expenses	5,374	5,697	5,676	6	64	13	5,380	5,761	5,689

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	9	(192)	295	(989)	844	1,602

Income tax expense/(benefit)	(397)	332	405	0	0	0	(397)	332	405

Net income/(loss)	(601)	704	902	9	(192)	295	(592)	512	1,197

Net income/(loss) attributable to noncontrolling interests	36	21	61	9	(192)	295	45	(171)	356

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	–	(637)	683	841

Statement of operations metrics (%)

Cost/income ratio	120.1	83.6	81.6	–	–	–	119.9	86.1	78.3

Pre-tax income margin	(22.3)	15.2	18.8	–	–	–	(22.0)	12.6	22.0

Effective tax rate	39.8	32.0	31.0	–	–	–	40.1	39.3	25.3

Net income margin [1]	(14.2)	10.0	12.1	–	–	–	(14.2)	10.2	11.6

1 Based on amounts attributable to shareholders.

Core Results
In 4Q11, we recorded a loss attributable to shareholders of CHF 637 million. Results reflected the impacts of a challenging market environment and the implementation of our strategy. Results included a negative impact of an aggregate CHF 981 million from realignment costs, strategic exits from businesses and the accelerated Basel III risk-weighted assets reduction. We made substantial progress in reducing Basel III risk-weighted assets in Investment Banking from CHF 268 billion at the end of 3Q11 to CHF 233 billion at the end of 4Q11. In Private Banking, we attracted net new assets of CHF 7.6 billion.

Core Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net interest income	1,661	1,634	1,670	2	(1)	6,405	6,474	(1)

Commissions and fees	2,765	3,071	3,836	(10)	(28)	12,984	14,131	(8)

Trading revenues	(36)	1,826	1,308	–	–	4,921	9,328	(47)

Other revenues	83	286	146	(71)	(43)	1,119	692	62

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429	30,625	(17)

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Compensation and benefits	3,023	3,010	3,362	0	(10)	13,151	14,562	(10)

General and administrative expenses	1,871	2,202	1,739	(15)	8	7,350	7,194	2

Commission expenses	480	485	575	(1)	(17)	1,992	2,148	(7)

Total other operating expenses	2,351	2,687	2,314	(13)	2	9,342	9,342	0

Total operating expenses	5,374	5,697	5,676	(6)	(5)	22,493	23,904	(6)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749	6,800	(60)

Income tax expense/(benefit)	(397)	332	405	–	–	671	1,548	(57)

Income/(loss) from continuing operations	(601)	704	902	–	–	2,078	5,252	(60)

Income/(loss) from discontinued operations	0	0	0	–	–	0	(19)	100

Net income/(loss)	(601)	704	902	–	–	2,078	5,233	(60)

Net income attributable to noncontrolling interests	36	21	61	71	(41)	125	135	(7)

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953	5,098	(62)

of which from continuing operations	(637)	683	841	–	–	1,953	5,117	(62)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Statement of operations metrics (%)

Cost/income ratio	120.1	83.6	81.6	–	–	88.5	78.1	–

Pre-tax income margin	(22.3)	15.2	18.8	–	–	10.8	22.2	–

Effective tax rate	39.8	32.0	31.0	–	–	24.4	22.8	–

Net income margin [1]	(14.2)	10.0	12.1	–	–	7.7	16.6	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,700	50,100	(2)	(1)	49,700	50,100	(1)

1 Based on amounts attributable to shareholders.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

As the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets for purposes of this report in accordance with the current proposed requirements and our currently interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Certain reclassifications have been made to prior periods to conform to the current presentation.

Impact from movements in credit spreads
Our Core Results revenues are impacted by changes in credit spreads on Credit Suisse long-term vanilla debt carried at fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening 1Q10 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. For further information, refer to II – Operating and financial review – Core Results – Accounting changes adopted in the first quarter 2010 in the Credit Suisse Annual Report 2010. Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management.

in	4Q11	3Q11	4Q10	2011	2010

Net income/(loss) attributable to shareholders, excluding impact from movements in credit spreads (CHF million)	(814)	(196)	987	1,337	4,880

Fair value gains/(losses) on own long-term vanilla debt	188	1,277	(164)	1,210	341

of which in Corporate Center	242	1,327	(106)	1,421	590

of which allocated to Investment Banking	(50)	(47)	(54)	(197)	(232)

of which allocated to other divisions	(4)	(3)	(4)	(14)	(17)

Fair value gains/(losses) on stand-alone derivatives	21	9	(22)	(291)	1

Tax expense/(benefit)	32	407	(40)	303	124

Net income/(loss) attributable to shareholders	(637)	683	841	1,953	5,098

Results overview
In 4Q11, we recorded a loss attributable to shareholders of CHF 637 million, compared to a gain of CHF 841 million in 4Q10. Net revenues were CHF 4,473 million, down 36%, and total operating expenses were CHF 5,374 million, down 5% compared to 4Q10. Our 4Q11 results included negative impacts of an aggregate CHF 981 million consisting of realignment costs of CHF 414 from cost-efficiency measures, and CHF 567 million (CHF 469 million of negative revenues and CHF 98 million of associated costs) from businesses we are exiting and the reduction of risk-weighted assets in our Investment Banking fixed income business. Also included were net fair value gains of CHF 188 million on our own vanilla debt and CHF 21 million of fair value gains on stand-alone derivatives relating to certain of our funding liabilities. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against all major currencies. Compared to 4Q10, the adverse impact on net revenues and income before taxes was CHF 212 million and CHF 2 million, respectively.

In Private Banking, net revenues of CHF 2,574 million were down 12% from 4Q10 with lower revenues across all revenue categories. In an ongoing low interest rate environment, net interest income decreased 5%. Recurring commissions and fees decreased 11%, mainly driven by an adverse foreign exchange translation impact, including the impact on average assets under management, and lower performance fees. Transaction-based revenues were 26% lower, mainly due to lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes across all major product lines. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products.

Core Results reporting by division

	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net revenues (CHF million)

Wealth Management Clients	2,119	2,148	2,464	(1)	(14)	9,030	9,829	(8)

Corporate & Institutional Clients	455	462	450	(2)	1	1,847	1,802	2

Private Banking	2,574	2,610	2,914	(1)	(12)	10,877	11,631	(6)

Investment Banking	1,251	2,494	3,478	(50)	(64)	11,496	16,214	(29)

Asset Management	455	471	617	(3)	(26)	2,146	2,332	(8)

Corporate Center	193	1,242	(49)	(84)	–	910	448	103

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429	30,625	(17)

Provision for credit losses (CHF million)

Wealth Management Clients	43	20	14	115	207	83	70	19

Corporate & Institutional Clients	32	5	(10)	–	–	27	(52)	–

Private Banking	75	25	4	200	–	110	18	–

Investment Banking	22	59	(27)	(63)	–	77	(97)	–

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Total operating expenses (CHF million)

Wealth Management Clients	1,792	2,162	1,844	(17)	(3)	7,479	7,231	3

Corporate & Institutional Clients	240	240	242	0	(1)	940	956	(2)

Private Banking	2,032	2,402	2,086	(15)	(3)	8,419	8,187	3

Investment Banking	2,534	2,625	2,947	(3)	(14)	11,340	12,780	(11)

Asset Management	368	379	437	(3)	(16)	1,593	1,829	(13)

Corporate Center	440	291	206	51	114	1,141	1,108	3

Total operating expenses	5,374	5,697	5,676	(6)	(5)	22,493	23,904	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	284	(34)	606	–	(53)	1,468	2,528	(42)

Corporate & Institutional Clients	183	217	218	(16)	(16)	880	898	(2)

Private Banking	467	183	824	155	(43)	2,348	3,426	(31)

Investment Banking	(1,305)	(190)	558	–	–	79	3,531	(98)

Asset Management	87	92	180	(5)	(52)	553	503	10

Corporate Center	(247)	951	(255)	–	(3)	(231)	(660)	(65)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749	6,800	(60)

Core Results reporting by region

	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net revenues (CHF million)

Switzerland	1,865	1,989	2,030	(6)	(8)	8,130	8,416	(3)

EMEA	1,175	1,725	1,507	(32)	(22)	6,474	7,145	(9)

Americas	793	1,211	2,688	(35)	(70)	7,304	11,558	(37)

Asia Pacific	447	650	784	(31)	(43)	2,611	3,058	(15)

Corporate Center	193	1,242	(49)	(84)	–	910	448	103

Net revenues	4,473	6,817	6,960	(34)	(36)	25,429	30,625	(17)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	422	627	653	(33)	(35)	2,518	2,913	(14)

EMEA	(200)	99	(219)	–	(9)	293	417	(30)

Americas	(794)	(668)	1,038	19	–	124	3,762	(97)

Asia Pacific	(179)	27	90	–	–	45	368	(88)

Corporate Center	(247)	951	(255)	–	(3)	(231)	(660)	(65)

Income/(loss) from continuing operations before taxes	(998)	1,036	1,307	–	–	2,749	6,800	(60)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

In Investment Banking, net revenues of CHF 1,251 million were down 64% from 4Q10. Basel III risk-weighted assets were reduced by CHF 35 billion in 4Q11. Fixed income sales and trading revenues were significantly lower in the quarter, reflecting continued challenging trading conditions, sustained weakness in client activity levels and the execution of our risk reduction strategy. We incurred losses of CHF 469 million, of which CHF 320 million relating to businesses we are exiting and CHF 149 million from the reduction of risk-weighted assets in our fixed income business. Results in securitized products reflected valuation reductions on client inventory, losses on sales of client inventory as we reduced risk-weighted assets and unfavorable market movements on related hedges. Equity sales and trading results decreased from 4Q10. Our derivatives results were impacted by reduced customer flow and losses on hedges related to maintaining our conservative risk position. Underwriting and advisory results declined significantly from 4Q10, reflecting continued low industry-wide issuance levels and completed M&A activity. Results included CHF 182 million of debit valuation adjustment (DVA) gains relating to certain structured note liabilities.

In Asset Management, net revenues of CHF 455 million were down 26% from 4Q10. Net revenues before investment-related gains/(losses) were CHF 449 million, down 13% compared to 4Q10, reflecting decreased revenues in alternative investments. Compared to 4Q10, fee-based revenues decreased 13%. Asset management fees of CHF 312 million were down 7%, reflecting the adverse foreign exchange translation impact and the 4.9% decrease in average assets under management. Placement, transaction and other fees were 130% higher, primarily reflecting losses in 4Q10 related to investments held by Asset Management Finance (AMF). Performance fees and carried interest were down 68%, reflecting significantly lower performance fees and lower carried interest from realized private equity gains. Equity participations income decreased 13%, reflecting lower income from diversified investments, partially offset by higher income from single-manager hedge funds and private equity participations. Investment-related gains were CHF 6 million compared to CHF 101 million in 4Q10.

For further information on Private Banking, Investment Banking and Asset Management, refer to II – Results by division.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 4Q11, losses before taxes were CHF 247 million, including CHF 414 million of costs consisting primarily of severance and other compensation expenses relating to the accelerated Group-wide cost efficiency initiatives, net fair value gains on our vanilla debt of CHF 242 million and gains on stand-alone derivatives of CHF 21 million. The fair value gains on own debt reflected the widening of credit spreads across all currencies, including senior and subordinated debt. In 4Q10, Corporate Center losses before taxes were CHF 255 million, reflecting fair value losses on our vanilla debt of CHF 128 million.

Provision for credit losses were net provisions of CHF 97 million in 4Q11, with net provisions of CHF 75 million and CHF 22 million in Private Banking and Investment Banking, respectively.
Total operating expenses of CHF 5,374 million were down 5% compared to 4Q10, primarily reflecting 10% lower compensation and benefits, partially offset by 8% higher general and administrative expenses. The decrease in compensation and benefits was mainly due to lower discretionary performance-related compensation expense and the favorable foreign exchange translation impact. The increase in general and administrative expenses primarily reflected expenses relating to the Group-wide cost efficiency initiatives of CHF 414 million, an accrual for the UK bank levy of CHF 25 million and higher litigation provisions.

An income tax benefit of CHF 397 million in 4Q11 reflected the geographical mix of results and the re-assessment of deferred tax balances that led to increases of net deferred tax assets in Switzerland, partially offset by an increase in the valuation allowances against deferred tax assets in the UK and Asia and a write-down of deferred tax assets reflecting legislation in Japan that decreased the corporate income tax rate. Deferred tax assets on net operating losses decreased CHF 145 million to CHF 3,852 million during 4Q11. Overall, net deferred tax assets increased CHF 808 million to CHF 8,510 million during 4Q11. The Core Results effective tax rate was 39.8 % in 4Q11, compared to 32.0 % in 3Q11.

The effective tax rate for full year 2011 of 24.4% was mainly impacted by the geographical mix of results, an increase in deferred tax balances in Switzerland and the US and the release of tax contingency accruals. The effective tax rate also reflected an increase in valuation allowances against deferred tax assets in the UK and Asia, together with a write-down of deferred tax assets reflecting legislation in the UK and Japan that decreased the corporate income tax rate. Deferred tax assets on net operating losses decreased CHF 1,669 million to CHF 3,852 million during 2011. Overall, net deferred tax assets decreased CHF 495 million to CHF 8,510 million during 2011. For further information, refer to Note 20 – Tax in V – Condensed consolidated financial statements – unaudited.

Assets under management were CHF 1,229.5 billion, down CHF 23.5 billion, or 1.9% compared to the end of 4Q10. We had strong net new assets of CHF 40.9 billion, primarily in Private Banking, more than offset by adverse market performance and foreign exchange-related movements.

For 2011, net income attributable to shareholders was CHF 1,953 million, down 62% compared to 2010. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against all major currencies. Compared to 2010, the adverse impact on net revenues and income before taxes was CHF 3,092 million and CHF 909 million, respectively. Net revenues were CHF 25,429 million, down 17% compared to 2010, primarily due to a 29% decrease in Investment Banking revenues, reflecting challenging market-making conditions and subdued levels of client activity, offset in part by higher fair value gains on own vanilla debt. Net revenues in Private Banking decreased 6%, reflecting the low interest rate environment and lower client activity. Asset Management net revenues decreased 8%, primarily reflecting the adverse foreign exchange translation impact and gains in 2010 of CHF 143 million from securities purchased from our money market funds. Provisions for credit losses were CHF 187 million compared to releases of CHF 79 million in 2010. Compensation and benefits decreased 10%, mainly due to lower discretionary performance-related compensation expense and the favorable foreign exchange translation impact. General and administrative expenses increased 2%, reflecting an increase in litigation provisions and IT investment costs, partially offset by lower professional fees and the favorable foreign exchange translation impact.

Capital distribution proposal
Our Board of Directors will propose a distribution of CHF 0.75 per share out of reserves from capital contributions for 2011 at the Annual General Meeting on April 27, 2012. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Evolution of our strategy
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced that we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure in order to sustain returns for shareholders.

In Private Banking, we remain committed to a long-term international growth strategy, focusing on onshore, faster growing and large markets and the ultra-high-net-worth individual (UHNWI) client segment as key growth areas and continuing to build on our strong position in the Swiss market while enhancing our efficiency. We are rationalizing our operating model for Western European markets and will serve smaller markets opportunistically. With these combined measures, we are targeting incremental pre-tax income of CHF 800 million by 2014, based on assumption of unchanged market conditions. Since November 2011, we began the full integration of Clariden Leu into the Group, a process which we expect to complete by the end of 2012.

In Investment Banking, we are redeploying capital in order to invest and grow businesses and significantly reduce risk-weighted assets and our cost base. We are investing and growing in businesses where we have competitive advantages and synergies with Private Banking and Asset Management, including foreign exchange, electronic trading, emerging markets, prime services and equity capital markets. We announced a 50% reduction in Basel III risk-weighted assets in our fixed income business from 55% of Group risk-weighted assets to 39% by the end of 2014. Since November 2011 we have accelerated our risk-weighted assets reduction plan and expect to exceed our previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion by the end of 1Q12. In addition, we have revised our Basel III risk-weighted assets target to USD 190 billion for both year-end 2012 and 2014 from USD 229 billion for year-end 2012 and USD 201 billion for year-end 2014. We are significantly reducing our cost base, including through improved client coverage efficiency and reduced country, industry and product coverage overlaps.

In Asset Management, we are expanding the range of alternative products in collaboration with Private Banking and Investment Banking, growing our fee-based revenues and driving further cost reductions through platform optimization and outsourcing.

We are allocating additional resources across our businesses to fast growing markets, especially Brazil, Southeast Asia, Greater China and Russia, to increase the revenue contribution from 15% of revenues in 2010 to 25% by 2014.

We announced the integration of our Private Banking and Investment Banking operations into a single function within Shared Services.
In 2Q11, we began implementing a number of cost efficiency initiatives, which we expect to achieve CHF 1.2 billion in cost savings and resulting reductions in the annualized first half 2011 expense run rate during 2012 (excluding the impact from the expense in 1Q12 for the 2011 Partner Asset Facility (PAF2)). We subsequently began implementing additional cost efficiency measures to target an additional CHF 0.8 billion of cost savings by the end of 2013. We expect these total cost savings of CHF 2.0 billion to involve headcount reductions of approximately 7% across the Group, maximizing deployment opportunities by rationalizing our existing business footprint, more fully integrating our operating model and continuing to centralize our infrastructure and streamlining of operational and support functions (including a new European business operating model and additional European and Swiss platform efficiencies). We have accelerated the implementation of these cost efficiency measures and recognized costs of CHF 847 million in 2011 of which CHF 414 million were recognized in 4Q11 in the Corporate Center, mostly severance and other compensation expense. Given these implementation costs we expect to realize the benefits of these cost efficiency initiatives during 2012. We estimate further implementation costs in 2012 of approximately CHF 350 - 400 million.

For more information on the execution of our Investment Banking strategy, refer to II–Results by division–Investment Banking, and for more information on the reduction of risk-weighted assets, refer to III–Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management.

Regulatory proposals and developments
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

In November 2011, the BCBS issued final rules for global systemically important banks (G-SIBs). These measures include the methodology for assessing systemic importance and commensurate additional capital requirements of between 1% and 2.5% (with a possible additional 1%) of common equity tier 1 (CET1). This additional loss absorbency requirement will be phased in with the capital conservation and countercyclical buffers of Basel III from the beginning of 2016 through the end of 2018. The Financial Stability Board (FSB) has identified us as a G-SIB.

In December 2011, the Swiss Federal Council published a draft implementing ordinance relating to the "Too Big to Fail" legislation which included a provision whereby Swiss banks would be required to comply with certain leverage ratios three years earlier than required under Basel III.

In October 2011, the European Commission published its proposed revisions to the Markets in Financial Instruments Directive (MiFID) setting out proposals for a revised EU regulatory framework for the provision of investment services and trading in financial instruments. A number of substantial reforms are proposed, including significantly increased regulatory requirements for non-EU firms (such as Credit Suisse) in order to provide certain financial services in the EU.

For further information regarding our current regulatory framework, including certain expected changes to this framework affecting capital and liquidity standards, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory capital developments and proposals, and for information on other regulatory proposals and developments, refer to I – Information on the company – Regulation and supervision in the Credit Suisse Annual Report 2010 and as updated in our quarterly reports.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity – unaudited and Note 21 – Employee deferred compensation in V – Condensed consolidated financial statements – unaudited and Note 26 – Tax – Tax benefits associated with share-based compensation in V – Consolidated Financial Statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Variable compensation for 2011
Modifications to the 2011 compensation plan are based on existing compensation principles, reflective of industry and regulatory trends and are part of our capital management plan.
Deferred compensation for 2011 was awarded in the form of Group share awards and 2011 Partner Asset Facility (PAF2) units.
Group share awards vest ratably over three years and their final value depends upon the development of the Group share price during the vesting period. In addition, managing directors and other employees designated as material risk takers were awarded performance share awards with the same vesting period that contain a claw-back provision.

The PAF2 plan is a new deferred compensation plan for managing directors and directors. PAF2 units are linked to a diversified portfolio of derivative counterparty risks. Employees holding PAF2 units are entitled to coupon payments of 5 – 6.5% per annum, but suffer a reduction of principal if losses in excess of USD 500 million are incurred on positions in the portfolio. The PAF2 plan is a transfer of risk from the Group to employees, thereby contributing to risk reduction and capital efficiency. The PAF2 units will vest on March 31, 2012 and will result in costs of approximately CHF 500 million in 1Q12. The change in the fair value of the PAF2 units will be reflected in our results until the awards are finally settled.

Other changes included a change in the threshold for deferred compensation from a CHF 50,000 variable compensation trigger in 2010 to a CHF 250,000 total compensation trigger in 2011. Additionally, the percentage of an employee’s compensation that is deferred starts at the rate of 15% compared to 35% for 2010. Our deferral policy remains in line with regulators’ demands that a substantial portion of variable compensation be subject to future performance and claw-back provisions.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

For further information, refer to Note 1 – Summary of significant accounting policies and Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain commercial paper (CP), most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and collateralized debt obligations (CDOs), private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 4Q11, 52% and 40% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets at fair value recorded as level 3 decreased by CHF 1.5 billion during 4Q11, primarily reflecting decreases in other investments and loans held-for-sale, partially offset by increases in trading assets. The decrease in other investments and loans held-for-sale primarily reflected net sales, partially offset by the favorable foreign exchange translation impact. The increase in trading assets primarily reflected net purchases and the favorable foreign exchange translation impact.

Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 39.3 billion, compared to CHF 38.4 billion as of the end of 3Q11. As of the end of 4Q11, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 7% as of the end of 3Q11, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 4Q11 was 49,700, down 1,000 from 3Q11 and down 400 from 4Q10. This reflected reductions in headcount of 2,100 employees in connection with our cost efficiency initiatives in 3Q11 and 4Q11, primarily in Investment Banking and Private Banking.

Number of employees by division

	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	25,200	25,500	25,600	(1)	(2)

Investment Banking	20,900	21,500	20,700	(3)	1

Asset Management	2,700	2,800	2,900	(4)	(7)

Corporate Center	900	900	900	0	0

Number of employees	49,700	50,700	50,100	(2)	(1)

Excludes 2,100 employees in connection with the cost efficiency initiatives in 3Q11 and 4Q11.

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. As such, year-to-date results may be more meaningful than individual quarterly results. Our KPIs are assessed annually as part of our normal planning process.

Growth
We target collaboration revenues of 18% to 20% of net revenues. Collaboration revenues were 22.3% of net revenues for 4Q11.
For net new assets, we target a growth rate above 6%. In 4Q11, we recorded an annualized net new asset growth rate of 0.1% and a rolling four-quarter average growth rate of 3.3%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 4Q11 total shareholder return was (8.0)%. The 4Q11 average total shareholder return of our peer group was 2.2%.

For return on equity, we target an annualized return on equity above 15%. The annualized return on equity was (7.7)% in 4Q11.
We target a pre-tax income margin above 28%. Our pre-tax income margin was (22.3)% for 4Q11.
Capital
For the Bank for International Settlements (BIS) tier 1 ratio, our capital targets are compliance with the Swiss “Too Big to Fail” and Basel III capital standards. The tier 1 ratio was 15.2% under Basel II.5 and the core tier 1 ratio was 10.7% under Basel II.5 as of the end of 4Q11. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management.

in / end of	Target	4Q11	2011	2010	2009	2008

Growth (%)

Collaboration revenues	18 - 20% of net revenues	22.3	16.8	14.4	15.5	43.8

Net new asset growth (annualized)	Above 6%	0.1	3.3	5.6	4.0	(0.2)

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(8.0)	(39.4)	(23.3)	80.1	(56.1)

Total shareholder return of peer group [1,2]	–	2.2	(35.0)	(1.7)	36.6	(55.5)

Return on equity attributable to shareholders (annualized)	Above 15%	(7.7)	6.0	14.4	18.3	(21.1)

Core Results pre-tax income margin	Pre-tax income margin above 28%	(22.3)	10.8	22.2	25.5	(102.5)

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Results by division
Private Banking
Investment Banking
Asset Management

Private Banking
In 4Q11, we reported net revenues of CHF 2,574 million and income before taxes of CHF 467 million. We attracted net new assets of CHF 7.6 billion, mainly from emerging markets, the ultra-high-net-worth individual client segment and Corporate & Institutional Clients in Switzerland. In 2011 we attracted net new assets of CHF 44.5 billion despite a continued challenging environment.

Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	2,574	2,610	2,914	(1)	(12)	10,877	11,631	(6)

Provision for credit losses	75	25	4	200	–	110	18	–

Compensation and benefits	1,127	1,115	1,201	1	(6)	4,601	4,737	(3)

General and administrative expenses	757	1,134	712	(33)	6	3,176	2,793	14

Commission expenses	148	153	173	(3)	(14)	642	657	(2)

Total other operating expenses	905	1,287	885	(30)	2	3,818	3,450	11

Total operating expenses	2,032	2,402	2,086	(15)	(3)	8,419	8,187	3

Income before taxes	467	183	824	155	(43)	2,348	3,426	(31)

of which Wealth Management Clients	284	(34)	606	–	(53)	1,468	2,528	(42)

of which Corporate & Institutional Clients	183	217	218	(16)	(16)	880	898	(2)

Statement of operations metrics (%)

Cost/income ratio	78.9	92.0	71.6	–	–	77.4	70.4	–

Pre-tax income margin	18.1	7.0	28.3	–	–	21.6	29.5	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,216	6,959	6,695	4	8	6,940	6,589	5

Pre-tax return on average utilized economic capital (%) [1]	26.2	11.0	49.7	–	–	34.2	52.5	–

Number of employees (full-time equivalents)

Number of employees	25,200	25,500	25,600	(1)	(2)	25,200	25,600	(2)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net revenue detail (CHF million)

Net interest income	1,167	1,098	1,224	6	(5)	4,592	4,931	(7)

Recurring commissions and fees	910	905	1,020	1	(11)	3,827	4,105	(7)

Transaction-based	497	607	670	(18)	(26)	2,458	2,595	(5)

Net revenues	2,574	2,610	2,914	(1)	(12)	10,877	11,631	(6)

Provision for credit losses (CHF million)

New provisions	126	54	77	133	64	276	289	(4)

Releases of provisions	(51)	(29)	(73)	76	(30)	(166)	(271)	(39)

Provision for credit losses	75	25	4	200	–	110	18	–

Balance sheet statistics (CHF million)

Net loans	196,268	192,177	182,880	2	7	196,268	182,880	7

of which Wealth Management Clients [1]	139,725	138,175	130,435	1	7	139,725	130,435	7

of which Corporate & Institutional Clients	56,543	54,002	52,445	5	8	56,543	52,445	8

Deposits	257,521	255,630	245,108	1	5	257,521	245,108	5

of which Wealth Management Clients [1]	203,350	201,179	194,013	1	5	203,350	194,013	5

of which Corporate & Institutional Clients	54,171	54,451	51,095	(1)	6	54,171	51,095	6

Number of relationship managers

Switzerland	1,950	1,970	2,020	(1)	(3)	1,950	2,020	(3)

EMEA	1,180	1,210	1,260	(2)	(6)	1,180	1,260	(6)

Americas	550	570	560	(4)	(2)	550	560	(2)

Asia Pacific	360	370	360	(3)	0	360	360	0

Wealth Management Clients	4,040	4,120	4,200	(2)	(4)	4,040	4,200	(4)

Corporate & Institutional Clients (Switzerland)	520	500	490	4	6	520	490	6

Number of relationship managers	4,560	4,620	4,690	(1)	(3)	4,560	4,690	(3)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results overview
Compared to 4Q10 income before taxes of CHF 467 million decreased 43%. Net revenues of CHF 2,574 million were down 12%, with lower revenues across all revenue categories. In an ongoing low interest rate environment, net interest income decreased 5%. Recurring commissions and fees decreased 11%, mainly driven by an adverse foreign exchange translation impact, including the impact on average assets under management, and lower performance fees. Transaction-based revenues were 26% lower, mainly due to lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes across all major product lines. Overall, assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets in cash and money market products. Results were impacted by the lower average exchange rate of the US dollar and the euro against the Swiss franc, adversely impacting revenues and assets under management and favorably impacting expenses, primarily in Wealth Management Clients.

In 4Q11, we recorded net provisions for credit losses of CHF 75 million in Private Banking, with net provisions of CHF 43 million in Wealth Management Clients and CHF 32 million in Corporate & Institutional Clients.

Total operating expenses of CHF 2,032 million were 3% lower compared to 4Q10, mainly due to lower compensation and benefits. The decrease in compensation and benefits reflected lower discretionary performance-related compensation expense and a favorable foreign exchange translation impact.

3Q11 included CHF 478 million litigation provisions in connection with German and US tax matters. Excluding these litigation provisions, income before taxes decreased 29% in 4Q11. Net revenues declined CHF 36 million compared to 3Q11. Net interest income increased 6%, driven by higher average deposit and loan volumes. Recurring commissions and fees were stable. Transaction-based revenues decreased 18%, driven by lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes. Total operating expenses decreased 15%, as 3Q11 included the litigation provisions. Excluding these litigation provisions, total operating expenses increased 6%, driven by legal and professional fees, higher costs related to regulatory requirements and non-credit-related provisions and losses. Results were impacted by the foreign translation impact, favorably impacting revenues and assets under management and adversely impacting expenses.

For 2011, income before taxes was CHF 2,348 million, down 31% from 2010. Net revenues of CHF 10,877 million were down 6% compared to 2010. The adverse impact of the lower average exchange rate of the US dollar and euro against the Swiss franc on net revenues and income before taxes in Private Banking was CHF 844 million and CHF 550 million, respectively. Excluding this adverse foreign exchange impact and gains of CHF 72 million from the sale of real estate in 2Q11, 2011 revenues remained stable compared to 2010. Net interest income decreased 7%, reflecting lower deposit margins on lower average volumes and slightly lower loan margins on slightly higher average volumes. Recurring commissions and fees were down 7% as average assets under management decreased slightly, mainly due to the strengthening of the average exchange rate of the Swiss franc against major currencies compared to 2010. Excluding fair value losses of CHF 17 million and CHF 50 million related to the Clock Finance transaction in 2011 and 2010, respectively, and the gains from the sale of real estate in 2011, transaction-based revenues decreased 9%. This decrease was driven by significantly lower brokerage and product issuing fees, reflecting lower client activity and lower transaction-based volumes, particularly in equities, bonds and mutual funds. Provision for credit losses in 2011 was CHF 110 million compared to CHF 18 million in 2010, mainly driven by lower releases in 2011 compared to 2010. Total operating expenses were CHF 8,419 million, slightly up compared to 2010, driven by the litigation provisions in 2011. Excluding these litigation provisions in 2011, and the non-credit-related auction rate securities provisions of CHF 44 million in 2010, operating expenses decreased 2%. Compensation and benefits decreased 3%, reflecting a favorable foreign exchange translation impact and lower discretionary performance-related compensation expense.

Assets under management as of the end of 4Q11 were CHF 927.9 billion, stable compared to the end of 4Q10, as net new assets were offset by adverse market movements. Average assets under management of Wealth Management Clients decreased 5.7% against 4Q10. Net new assets, particularly from emerging markets, the UHNWI client segment and Corporate & Institutional Clients in Switzerland, were more than offset by adverse equity and foreign exchange market movements in 2011.

Assets under management as of the end of 4Q11 were 4.1% higher than at the end of 3Q11, driven by net new assets of CHF 7.6 billion and positive equity market-related and foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 4.0 billion, driven by a strong contribution from emerging markets and the UHNWI client segment. Wealth Management Clients Switzerland reported outflows, mainly reflecting a seasonal effect. Corporate & Institutional Clients in Switzerland acquired strong net new assets of CHF 3.6 billion. Average assets under management of Wealth Management Clients increased 3.4% against 3Q11.

In 2011 we continued to acquire strong net new assets of CHF 44.5 billion compared to CHF 54.6 billion in 2010, reflecting the strength of our international footprint despite the challenging economic environment, including highly volatile equity and foreign exchange markets and client risk aversion. Wealth Management Clients contributed net new assets of CHF 37.8 billion. Net new assets in Wealth Management Clients benefited from strong contributions from emerging markets and the UHNWI client segment. Switzerland contributed net new assets of CHF 12.8 billion, including CHF 6.7 billion from Corporate & Institutional Clients. Average assets under management in 2011 decreased slightly, as net new assets were more than offset by lower equity markets and foreign exchange-related movements.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our Private Banking strategy. For further information, refer to I – Credit Suisse results – Core Results – Evolution of our strategy.

Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Assets under management by region (CHF billion)

Switzerland	305.2	301.9	323.7	1.1	(5.7)	305.2	323.7	(5.7)

EMEA	262.4	252.7	268.6	3.8	(2.3)	262.4	268.6	(2.3)

Americas	140.9	129.9	137.2	8.5	2.7	140.9	137.2	2.7

Asia Pacific	83.0	77.6	78.5	7.0	5.7	83.0	78.5	5.7

Wealth Management Clients	791.5	762.1	808.0	3.9	(2.0)	791.5	808.0	(2.0)

Corporate & Institutional Clients (Switzerland)	136.4	129.3	124.9	5.5	9.2	136.4	124.9	9.2

Assets under management	927.9	891.4	932.9	4.1	(0.5)	927.9	932.9	(0.5)

Average assets under management (CHF billion)

Average assets under management	910.3	882.1	948.5	3.2	(4.0)	921.4	941.8	(2.2)

Assets under management by currency (CHF billion)

USD	296.6	282.4	300.9	5.0	(1.4)	296.6	300.9	(1.4)

EUR	204.5	199.9	220.7	2.3	(7.3)	204.5	220.7	(7.3)

CHF	296.2	287.3	292.3	3.1	1.3	296.2	292.3	1.3

Other	130.6	121.8	119.0	7.2	9.7	130.6	119.0	9.7

Assets under management	927.9	891.4	932.9	4.1	(0.5)	927.9	932.9	(0.5)

Net new assets by region (CHF billion)

Switzerland	(2.3)	(0.4)	1.0	475.0	–	6.1	8.3	(26.5)

EMEA	4.1	2.7	2.8	51.9	46.4	13.7	15.1	(9.3)

Americas	1.3	1.3	2.8	0.0	(53.6)	7.6	9.5	(20.0)

Asia Pacific	0.9	3.0	1.5	(70.0)	(40.0)	10.4	12.4	(16.1)

Wealth Management Clients	4.0	6.6	8.1	(39.4)	(50.6)	37.8	45.3	(16.6)

Corporate & Institutional Clients (Switzerland)	3.6	0.8	1.5	350.0	140.0	6.7	9.3	(28.0)

Net new assets	7.6	7.4	9.6	2.7	(20.8)	44.5	54.6	(18.5)

Growth in assets under management (CHF billion)

Net new assets	4.0	6.6	8.1	–	–	37.8	45.3	–

Other effects	25.4	(31.5)	(13.2)	–	–	(54.3)	(40.1)	–

of which market movements	14.6	(52.7)	17.4	–	–	(37.9)	36.8	–

of which currency	12.2	21.3	(28.6)	–	–	(8.2)	(70.8)	–

of which other	(1.4)	(0.1)	(2.0)	–	–	(8.2)	(6.1)	–

Wealth Management Clients	29.4	(24.9)	(5.1)	–	–	(16.5)	5.2	–

Corporate & Institutional Clients	7.1	(2.8)	2.9	–	–	11.5	12.8	–

Growth in assets under management	36.5	(27.7)	(2.2)	–	–	(5.0)	18.0	–

Growth in assets under management (annualized) (%)

Net new assets	3.4	3.2	4.1	–	–	4.8	6.0	–

of which Wealth Management Clients	2.1	3.4	4.0	–	–	4.7	5.6	–

of which Corporate & Institutional Clients	11.1	2.4	4.9	–	–	5.4	8.3	–

Other effects	13.0	(15.3)	(5.0)	–	–	(5.3)	(4.0)	–

Growth in assets under management	16.4	(12.1)	(0.9)	–	–	(0.5)	2.0	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	4.8	5.0	6.0	–	–	–	–	–

of which Wealth Management Clients	4.7	5.2	5.6	–	–	–	–	–

of which Corporate & Institutional Clients	5.4	3.8	8.3	–	–	–	–	–

Other effects	(5.3)	(9.7)	(4.0)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	(0.5)	(4.7)	2.0	–	–	–	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax income margin was 18.1% in 4Q11 and 21.6% in 2011.

Net new asset growth for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. Our annualized quarterly growth rate was 2.1% in 4Q11 and our growth rate was 4.7% in 2011.

Initiatives and achievements
– We are integrating Clariden Leu as we believe this represents the best long-term option for clients, employees and shareholders and strengthens our leadership position in global private banking.
– We signed an agreement to acquire HSBC’s private banking business in Japan. We expect this acquisition will enhance our ability to deliver a more integrated onshore offering to clients, having successfully started our Private Banking operations in Japan two years ago.

– We received a brokerage license in Chile which will enable us to provide high-net-worth and UHNWI clients with a comprehensive spectrum of onshore wealth management services. The license is another important step in our Latin America and emerging markets growth strategy.

– We were named "Bank of the Year” in Switzerland by The Banker magazine for the fifth consecutive year.
– We were awarded “Outstanding Global Private Bank” at the 21st Private Banker International Wealth Management Summit held in Singapore.
Results detail
The following provides a comparison of our 4Q11 results versus 4Q10 (YoY) and versus 3Q11 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 12% from CHF 2,914 million to CHF 2,574 million
The decrease was driven by lower revenues across all revenue categories and an adverse foreign translation impact. Net interest income decreased 5%, with lower deposit and loan margins on stable average deposit volumes and higher average loan volumes. Lower deposit margins reflected the low interest environment with a relatively flat interest curve. Recurring commissions and fees declined 11% due to lower revenues across most categories, mainly reflecting the adverse foreign exchange translation impact, including the impact on average assets under management and lower semi-annual performance fees from Hedging-Griffo. Transaction-based revenues were 26% lower, mainly due to lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes across all major product lines. Transaction-based revenues included fair value losses on the Clock Finance transactions of CHF 8 million compared to fair value losses of CHF 16 million in 4Q10.

QoQ: Stable at CHF 2,574 million
Net interest income increased 6%, reflecting slightly higher deposit margins on higher average volumes and stable loan margins on higher average volumes. Recurring commissions and fees were stable, as higher investment account and services fees and higher investment product management fees were mainly offset by lower banking services fees. Transaction-based revenues decreased 18%, mainly due to lower brokerage and product issuing fees, reflecting significantly lower client activity and lower transaction-based volumes, particularly in equities and structured products, and lower foreign exchange income from client transactions.

Provision for credit losses
YoY: Up from CHF 4 million to CHF 75 million
New provisions of CHF 126 million, driven by isolated cases in both Wealth Management Clients and Corporate & Institutional Clients, and releases of CHF 51 million resulted in net provisions for credit losses of CHF 75 million. Wealth Management Clients recorded net provisions of CHF 43 million and Corporate & Institutional Clients recorded net provisions of CHF 32 million while in 4Q10 Corporate & Institutional Clients had net releases of CHF 10 million. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

QoQ: Up from CHF 25 million to CHF 75 million
Provision for credit losses reflected higher new provisions partially offset by higher releases.
Operating expenses
Compensation and benefits
YoY: Down 6% from CHF 1,201 million to CHF 1,127 million
The decrease reflected lower discretionary performance-related compensation expense, mainly reflecting the lower results and a favorable foreign exchange translation impact.
QoQ: Stable at CHF 1,127 million
Slightly higher salaries, reflecting the stronger US dollar, were offset by lower discretionary performance-related compensation expense.
General and administrative expenses
YoY: Up 6% from CHF 712 million to CHF 757 million
The increase was driven by higher legal and professional fees, higher costs related to regulatory requirements and non-credit-related provisions and losses, partially offset by a favorable foreign exchange translation impact.

QoQ: Down 33% from CHF 1,134 million to CHF 757 million
The decrease mainly reflected the litigation provisions in connection with German and US tax matters of CHF 478 million in 3Q11. Excluding these litigation provisions, general and administrative expenses increased 15%, driven by legal and professional fees, higher costs related to regulatory requirements and non-credit-related provisions and losses.

Personnel
Headcount at the end of 4Q11 was 25,200, down 300 from 3Q11 and down 400 from 4Q10. The decrease from 3Q11 mainly reflected reductions in connection with our cost efficiency initiative. The number of relationship managers in Wealth Management Clients decreased by 80 from 3Q11, mainly in connection with our cost efficiency initiative, and by 160 compared to 4Q10, also reflecting a continued talent upgrade.

Wealth Management Clients
Net revenues
Net interest income
YoY: Down 7% from CHF 923 million to CHF 863 million
The decrease reflected lower deposit and loan margins on stable average deposit volumes and higher average loan volumes. Average deposit volumes were stable despite lower average US dollar and euro exchange rates against the Swiss franc.

QoQ: Up 7% from CHF 809 million to CHF 863 million
The increase reflected slightly higher deposit margins on higher average volumes and slightly lower loan margins on slightly higher average volumes. Higher average deposit volumes reflected a shift by clients into more risk-averse assets and a favorable average foreign exchange translation impact from the US dollar.

Recurring commissions and fees
YoY: Down 10% from CHF 909 million to CHF 821 million
The decrease in recurring commissions and fees mainly reflected the adverse foreign exchange translation impact, including the impact on average assets under management, with lower revenues across most categories, mainly lower investment product management fees primarily from Hedging-Griffo, lower discretionary mandate management fees and lower banking services fees.

QoQ: Stable at CHF 821 million
Higher investment account and services fees and investment product management fees were mainly offset by lower banking services fees.
Transaction-based
YoY: Down 31% from CHF 632 million to CHF 435 million
The decline was driven by substantially lower brokerage and product issuing fees across all major product lines, reflecting significantly lower client activity and lower transaction-based volumes in equities, bonds, funds and structured products.

QoQ: Down 17% from CHF 523 million to CHF 435 million
The decrease mainly reflected significantly lower brokerage and product issuing fees, mainly in equities and structured products, and lower foreign exchange income from client transactions.
Gross margin
Our gross margin was 109 basis points in 4Q11, eleven basis points lower than in 4Q10, reflecting the substantially lower contribution from transaction-based revenues.
Compared to 3Q11, the gross margin decreased five basis points, reflecting the significantly lower contribution from transaction-based revenues.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	2,119	2,148	2,464	(1)	(14)	9,030	9,829	(8)

Provision for credit losses	43	20	14	115	207	83	70	19

Total operating expenses	1,792	2,162	1,844	(17)	(3)	7,479	7,231	3

Income/(loss) before taxes	284	(34)	606	–	(53)	1,468	2,528	(42)

Statement of operations metrics (%)

Cost/income ratio	84.6	100.7	74.8	–	–	82.8	73.6	–

Pre-tax income margin	13.4	(1.6)	24.6	–	–	16.3	25.7	–

Net revenue detail (CHF million)

Net interest income	863	809	923	7	(7)	3,407	3,747	(9)

Recurring commissions and fees	821	816	909	1	(10)	3,440	3,679	(6)

Transaction-based	435	523	632	(17)	(31)	2,183	2,403	(9)

Net revenues	2,119	2,148	2,464	(1)	(14)	9,030	9,829	(8)

Average assets under management (CHF billion)

Average assets under management	777.5	752.1	824.4	3.4	(5.7)	791.7	820.9	(3.6)

Gross margin (annualized) (bp) [1]

Net interest income	44	43	45	–	–	43	46	–

Recurring commissions and fees	43	43	44	–	–	43	45	–

Transaction-based	22	28	31	–	–	28	29	–

Gross margin	109	114	120	–	–	114	120	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Stable at CHF 304 million
Stable net interest income reflected slightly lower deposit and loan margins on higher average volumes.
QoQ: Up 5% from CHF 289 million to CHF 304 million
The increase reflected stable deposit and loan margins on higher average volumes.
Recurring commission and fees
YoY: Down 20% from CHF 111 million to CHF 89 million
The decline was driven by lower banking services fees and investment account and services fees.
QoQ: Stable at CHF 89 million
Higher investment account and services fees were mainly offset by lower banking services fees.
Transaction-based
YoY: Up 63% from CHF 38 million to CHF 62 million
The increase primarily reflected higher foreign exchange income from client transactions and lower fair value losses of CHF 8 million on the Clock Finance transaction, compared to CHF 16 million in 4Q10.

QoQ: Down 26% from CHF 84 million to CHF 62 million
The decrease mainly reflected fair value losses of CHF 8 million on the Clock Finance transaction compared to fair value gains of CHF 6 million in 3Q11. Foreign exchange income from client transactions and brokerage and product issuing fees also decreased.

Return on business volume
Return on business volume measures net revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 73 basis points was four basis points lower than 4Q10 and 3Q11. The decrease from 4Q10 reflected stable net revenues and 5.7% higher average business volume, mainly from higher assets under management.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	455	462	450	(2)	1	1,847	1,802	2

Provision for credit losses	32	5	(10)	–	–	27	(52)	–

Total operating expenses	240	240	242	0	(1)	940	956	(2)

Income before taxes	183	217	218	(16)	(16)	880	898	(2)

Statement of operations metrics (%)

Cost/income ratio	52.7	51.9	53.8	–	–	50.9	53.1	–

Pre-tax income margin	40.2	47.0	48.4	–	–	47.6	49.8	–

Net revenue detail (CHF million)

Net interest income	304	289	301	5	1	1,185	1,184	0

Recurring commissions and fees	89	89	111	0	(20)	387	426	(9)

Transaction-based	62	84	38	(26)	63	275	192	43

Net revenues	455	462	450	(2)	1	1,847	1,802	2

Average business volume (CHF billion)

Average business volume	248.3	240.2	234.8	3.4	5.7	240.9	231.8	3.9

Business volume (CHF billion)

Client assets	194.1	188.6	182.7	2.9	6.2	194.1	182.7	6.2

of which assets under management	136.4	129.3	124.9	5.5	9.2	136.4	124.9	9.2

of which commercial assets	50.8	52.0	50.9	(2.3)	(0.2)	50.8	50.9	(0.2)

of which custody assets	6.9	7.3	6.9	(5.5)	0.0	6.9	6.9	0.0

Net loans	56.5	54.0	52.4	4.6	7.8	56.5	52.4	7.8

Business volume	250.6	242.6	235.1	3.3	6.6	250.6	235.1	6.6

Return on business volume (annualized) (bp) [1]

Return on business volume	73	77	77	–	–	77	78	–

1 Net revenues divided by average business volume.

Investment Banking
In 4Q11, we reported a loss before taxes of CHF 1,305 million and net revenues of CHF 1,251 million. Our performance was impacted by continued subdued client activity levels and a volatile trading environment. In addition, net revenues reflected losses from businesses we are exiting and the reduction of risk-weighted assets, in line with our strategy. We made substantial progress in reducing our Basel III risk-weighted assets from CHF 268 billion at the end of 3Q11 to CHF 233 billion at the end of 4Q11.

Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	1,251	2,494	3,478	(50)	(64)	11,496	16,214	(29)

Provision for credit losses	22	59	(27)	(63)	–	77	(97)	–

Compensation and benefits	1,364	1,449	1,823	(6)	(25)	6,667	8,033	(17)

General and administrative expenses	890	896	823	(1)	8	3,503	3,495	0

Commission expenses	280	280	301	0	(7)	1,170	1,252	(7)

Total other operating expenses	1,170	1,176	1,124	(1)	4	4,673	4,747	(2)

Total operating expenses	2,534	2,625	2,947	(3)	(14)	11,340	12,780	(11)

Income/(loss) before taxes	(1,305)	(190)	558	–	–	79	3,531	(98)

Statement of operations metrics (%)

Cost/income ratio	202.6	105.3	84.7	–	–	98.6	78.8	–

Pre-tax income margin	(104.3)	(7.6)	16.0	–	–	0.7	21.8	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,288	19,698	19,412	3	5	19,917	20,735	(4)

Pre-tax return on average utilized economic capital (%) [1]	(25.1)	(3.3)	12.5	–	–	1.0	17.6	–

Number of employees (full-time equivalents)

Number of employees	20,900	21,500	20,700	(3)	1	20,900	20,700	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net revenue detail (CHF million)

Debt underwriting	229	312	594	(27)	(61)	1,441	2,015	(28)

Equity underwriting	111	113	297	(2)	(63)	719	901	(20)

Total underwriting	340	425	891	(20)	(62)	2,160	2,916	(26)

Advisory and other fees	176	181	350	(3)	(50)	857	1,090	(21)

Total underwriting and advisory	516	606	1,241	(15)	(58)	3,017	4,006	(25)

Fixed income sales and trading	36	762	888	(95)	(96)	3,886	6,446	(40)

Equity sales and trading	758	1,182	1,387	(36)	(45)	4,738	5,884	(19)

Total sales and trading	794	1,944	2,275	(59)	(65)	8,624	12,330	(30)

Other	(59)	(56)	(38)	5	55	(145)	(122)	19

Net revenues	1,251	2,494	3,478	(50)	(64)	11,496	16,214	(29)

Average one-day, 98% risk management Value-at-Risk (CHF million) [1]

Interest rate & credit spread	75	69	90	9	(17)	72	94	(23)

Foreign exchange	14	10	18	40	(22)	24	17	41

Commodity	3	7	23	(57)	(87)	10	20	(50)

Equity	23	20	23	15	0	13	26	(50)

Diversification benefit	(38)	(30)	(63)	27	(40)	(44)	(61)	(28)

Average one-day, 98% risk management Value-at-Risk	77	76	91	1	(15)	75	96	(22)

Basel III risk-weighted assets (billion) [2]

Risk-weighted assets (CHF)	233	268	309	(13)	(25)	233	309	(25)

Risk-weighted assets (USD)	248	295	330	(16)	(25)	248	330	(25)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, risk management VaR measure was revised in 2Q11. For further information on VaR and changes in VaR methodology, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk. 2 As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets for purposes of this report in accordance with the current proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.
Results overview
In 4Q11, we reported a loss before taxes of CHF 1,305 million compared to income before taxes of CHF 558 million in 4Q10 and a loss before taxes of CHF 190 million in 3Q11. Net revenues of CHF 1,251 million were down 64% from 4Q10 and down 50% from 3Q11. Results reflected losses before taxes of CHF 567 million (CHF 469 million of negative revenues and CHF 98 million of associated costs) from businesses we are exiting and the reduction of risk-weighted assets in our fixed income business. Basel III risk-weighted assets were reduced by CHF 35 billion in 4Q11.

Fixed income sales and trading revenues were significantly lower in the quarter, reflecting continued challenging trading conditions, sustained weakness in client activity levels and the execution of our risk reduction strategy. We incurred losses of CHF 469 million, of which CHF 320 million relating to businesses we are exiting and CHF 149 million from the reduction of risk-weighted assets. Results in securitized products reflected valuation reductions on client inventory, losses on sales of client inventory as we reduced risk-weighted assets and unfavorable market movements on related hedges.

Equity sales and trading results decreased from both 4Q10 and 3Q11. Our derivatives results were impacted by reduced customer flow and losses on hedges related to maintaining our conservative risk position. We had a solid performance in prime services and resilient results in cash equities despite declining client trading volumes throughout the quarter.

Underwriting and advisory results declined further from 4Q10 and 3Q11, reflecting continued low industry-wide issuance levels and completed M&A activity.
Compensation and benefits of CHF 1,364 million in 4Q11 were 25% lower than 4Q10 and 6% lower than 3Q11, mainly reflecting lower discretionary performance-related compensation expense. Total other operating expenses were 4% higher compared to 4Q10 and stable compared to 3Q11. In US dollars, total other operating expenses increased 11% compared to 4Q10, but declined 9% compared to 3Q11.

Our results reflected fair value losses on Credit Suisse vanilla debt and DVA gains of CHF 182 million relating to certain structured note liabilities. For further information, refer to sales and trading results details and Note 26 – Financial instruments in V – Condensed consolidated financial statements - unaudited

For 2011, income before taxes was CHF 79 million, compared to CHF 3,531 million in 2010. Net revenues were CHF 11,496 million, compared to CHF 16,214 million in 2010. Results in many of our businesses in 2011 experienced challenging market-making conditions and subdued levels of client activity compared to 2010. Results in securitized products and credit, including leveraged finance and investment grade trading, were particularly impacted by the continued deterioration of market conditions, resulting in reduced liquidity, hedge volatility and significant valuation reductions on client inventory positions. We also incurred losses on sales of client inventory as we reduced Basel III risk-weighted assets by CHF 76 billion during 2011. Our results included fair value losses on Credit Suisse vanilla debt of CHF 197 million in 2011, compared to fair value losses of CHF 232 million in 2010, and DVA gains of CHF 698 million in 2011, compared to DVA losses of CHF 73 million in 2010.

Total operating expenses were CHF 11,340 million, down 11% from 2010. In US dollar terms, total operating expenses increased 4%, as an increase in total other operating expenses was only partially offset by a moderate decrease in compensation and benefits. Total other operating expenses increased, primarily due to higher costs related to IT and risk management as well as the accrual for the UK bank levy of CHF 115 million for the year. The decrease in compensation and benefits was primarily due to lower discretionary performance-related compensation expense. The 2011 discretionary performance-related compensation expense reflected lower results, higher base salaries and a higher proportion of discretionary performance-related compensation deferred through share-based, restricted cash and other awards.

Progress on strategy implementation
To date, we have made significant progress in executing our refined strategy announced in November 2011. We completed the exit of commercial mortgage-backed securities (CMBS) origination and are reducing long-dated trades in rates. In addition, we are winding down the credit correlation book and hard currency trading business in emerging markets. We have accelerated our risk-weighted assets reduction plan and expect to exceed our previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion by end of 1Q12. In addition, we have revised our Basel III risk-weighted assets target to USD 190 billion for both year-end 2012 and 2014 from USD 229 billion for year-end 2012 and USD 201 billion for year-end 2014.

Our business portfolio will evolve as shown in the chart entitled “Refinement of the Investment Banking Strategy” as we execute our refined strategy and redeploy capital and resources.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was (104.3)% in 4Q11, compared to 16.0% in 4Q10 and (7.6)% in 3Q11.
Value-at-Risk
The average one-day, 98% risk management value-at-risk (VaR) was CHF 77 million in 4Q11, compared to CHF 91 million in 4Q10 and CHF 76 million in 3Q11. For further information on VaR, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk.

Significant transactions and achievements
We were active in executing or advising on a number of significant closed and pending transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Kinetic Concepts, Inc. (global medical technology company), Pharmaceutical Product Development, Inc. (global contract research organization), Energy Transfer Partners, L.P. (US diversified energy operator) and Endurance International Group, Inc. (leading provider of hosting and online services).

– Equity capital markets: We executed an initial public offering (IPO) for Rentech Nitrogen Partners, L.P. (a nitrogen fertilizer company), follow-on offerings for Transocean Ltd. (global offshore drilling contractor) and Cheniere Energy, Inc. (an oil and gas E&P company) and a rights offering for BlueScope Steel Limited (Australian steel company).

– Mergers and acquisitions: We advised on a number of key transactions, including the sale of Varian Semiconductor Equipment Associates (supplier of ion implantation equipment) to Applied Materials, Inc. (global producer of semiconductor production equipment), the acquisition of Cephalon, Inc. (international biopharmaceutical company) by Teva Pharmaceutical Industries Limited (global generic-drug manufacturer) and 3i Group Plc’s (international private equity investor) significant minority stake in Blue Interactive Group (Brazilian cable TV and broadband provider).

Industry awards and surveys
– Maintained #3 ranking on a commission-weighted basis in the 2011 Institutional Investor All-America Research Team Survey for the second consecutive year. This result was based on achievements across a broad range of sectors.

– Awarded “Hedge Fund House of the Year” by Structured Products Magazine in its 2011 Structured Products Europe Awards.
– Credit Suisse AES was awarded “Best New Algorithmic Trading Product/Service: Pathfinder” by Financial News in its Awards for Excellence in Trading & Technology, Europe 2011 and “Best Buy-Side Algorithmic/DMA Product or Service” in Waters Technology Buy-Side Technology Awards 2011.

– Awarded “Best Equity Brokerage House” for the second consecutive year by FinanceAsia in its 2011 Achievement Awards.
– Awarded “Subordinated Financial Bond of the Year,” “Swiss Franc Bond House of the Year,” “North America Leveraged Loan House of the Year” and “Latin America Equity House of the Year” by the International Financing Review in its 2011 awards.

Market share momentum
– We were ranked fourth by Dealogic in global announced M&A market share for 2011, in line with 2010.
– We advanced to top five globally and increased our market share to 7.1% in global equity capital markets for 2011, compared to sixth with 5.7% market share in 2010, according to Dealogic.
– We maintained our share of global investment banking fees at 6.3% in 2011, according to Dealogic. In Asia Pacific (ex-Japan), we increased our rank to #1 with 8.5% share of wallet in 2011, up from #2 with 7.4% share of wallet in 2010. In Europe, Middle East and Africa (EMEA), we increased our share of wallet to 6.3% from 5.7% in 2010.

Results detail
The following provides a comparison of our 4Q11 results versus 4Q10 (YoY) and versus 3Q11 (QoQ).
Net revenues
Debt underwriting
YoY: Down 61% from CHF 594 million to CHF 229 million
The decrease was primarily due to weaker results from leveraged finance, reflecting a significant decrease in industry-wide high yield issuance volumes.
QoQ: Down 27% from CHF 312 million to CHF 229 million
The decrease was primarily due to weaker results from leveraged finance, reflecting lower market share and continued low issuance volumes.
Equity underwriting
YoY: Down 63% from CHF 297 million to CHF 111 million
The decrease was due to lower revenues from IPOs and follow-on offerings, reflecting significantly lower industry-wide issuance volumes.
QoQ: Down 2% from CHF 113 million to CHF 111 million
The decrease was due to lower revenues from IPOs, reflecting continued low industry-wide volumes and slightly lower market share.
Advisory and other fees
YoY: Down 50% from CHF 350 million to CHF 176 million
The decrease primarily reflected lower M&A advisory fees, driven by lower levels of global industry-wide completed M&A activity and a decline in market share.
QoQ: Down 3% from CHF 181 million to CHF 176 million
The decrease was due to lower private placements fees, partially offset by slightly higher M&A advisory fees.
Fixed income sales and trading
YoY: Down 96% from CHF 888 million to CHF 36 million
The decrease was primarily due to losses in securitized products, reflecting valuation reductions on client inventory, including CMBS and residential mortgage-backed securities (RMBS), losses on sales of client inventory as we reduced risk-weighted assets, subdued client flow and unfavorable market movements on related hedges. We incurred losses of CHF 320 million from businesses we are exiting and CHF 149 million from reducing risk-weighted assets. Our credit business incurred a small loss, primarily reflecting mark-to-market losses on client inventory, predominantly on investment grade positions in Europe. These results were partly offset by improved performance in global rates, primarily reflecting gains from the restructuring of a number of long-dated, unsecured trades with multiple counterparties. Our results included DVA gains on structured note liabilities of CHF 180 million in 4Q11, compared to DVA gains of CHF 5 million in 4Q10, and fair value losses on Credit Suisse vanilla debt of CHF 45 million, compared to fair value losses of CHF 49 million in 4Q10. Revenues included a gain of CHF 52 million related to changes in overnight indexed swap interest rate yield curves used to determine the fair value of certain collateralized derivatives.

QoQ: Down 95% from CHF 762 million to CHF 36 million
The decrease was driven by losses from businesses we are exiting and the reduction of risk-weighted assets. In addition, we incurred losses in our securitized products business, primarily reflecting unfavorable market movements on related hedges. We also had lower results in our corporate lending, global rates, emerging markets and foreign exchange businesses. These results were partly offset by a smaller loss in our credit business, primarily reflecting lower mark-to-market losses on client inventory positions compared to the previous quarter. Our results included DVA gains of CHF 180 million compared to DVA gains of CHF 266 million in 3Q11, and fair value losses on Credit Suisse vanilla debt of CHF 45 million, compared to fair values losses of CHF 42 million in 3Q11.

Equity sales and trading
YoY: Down 45% from CHF 1,387 million to CHF 758 million
The decrease was primarily driven by weak results in derivatives, reflecting reduced customer flow in Europe and Asia and losses on hedges related to maintaining our conservative risk position. In addition, we had lower revenues in cash equities driven by declining client trading volumes through the quarter. We also had lower revenues in prime services and fund-linked products. These results included DVA gains on structured note liabilities of CHF 2 million, compared to DVA gains of CHF 10 million in 4Q10. Our results included fair value losses on Credit Suisse vanilla debt of CHF 5 million, stable from 4Q10.

QoQ: Down 36% from CHF 1,182 million to CHF 758 million
The decrease was primarily driven by DVA gains on structured note liabilities of CHF 2 million compared to CHF 272 million in 3Q11. We also recorded weak results in derivatives, reflecting significantly reduced customer flow in Europe and Asia and losses on related hedges, and lower revenues from fund-linked products and prime services. These results were partially offset by gains in equity arbitrage trading. Our results included fair value losses on Credit Suisse vanilla debt of CHF 5 million, stable from 3Q11.

Provision for credit losses
YoY: From CHF (27) million to CHF 22 million
The change reflected higher provisions and lower releases and recoveries.
QoQ: From CHF 59 million to CHF 22 million
The change reflected lower provisions.
Operating expenses
Compensation and benefits
YoY: Down 25% from CHF 1,823 million to CHF 1,364 million
The decrease reflected lower discretionary performance-related compensation expense, reflecting the lower results, and lower deferred compensation expense, primarily due to a decrease in cash retention awards expense.

QoQ: Down 6% from CHF 1,449 million to CHF 1,364 million
The decrease reflected lower discretionary performance-related compensation expense, partly offset by higher deferred compensation expense from prior-year share and other awards.
General and administrative expenses
YoY: Up 8% from CHF 823 million to CHF 890 million
The increase was primarily driven by an increase in litigation expense provisions, the additional accrual of CHF 25 million for the UK bank levy which was enacted in 3Q11, and an increase in IT investment and risk management costs.

QoQ: Stable at CHF 890 million
General and administrative expenses reflected the foreign exchange translation impact. In US dollars, expenses decreased 8%, primarily reflecting the lower accrual of CHF 25 million for the UK bank levy this quarter compared to CHF 90 million in the previous quarter.

Personnel
Headcount at the end of 4Q11 was 20,900, down 600 from 3Q11, reflecting headcount reductions in Investment Banking and related support functions as part of our previously announced cost efficiency initiatives.

Asset Management
In 4Q11, we reported income before taxes of CHF 87 million and net revenues of CHF 455 million. Fee-based revenues of CHF 464 million declined compared with 3Q11 and 4Q10, reflecting lower performance fees and carried interest on realized private equity gains. We had net asset outflows of CHF 9.6 billion in 4Q11, primarily from pension advisory services, multi-asset class solutions and index strategies.

Results

	in / end of			% change		in / end of		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Statements of operations (CHF million)

Net revenues	455	471	617	(3)	(26)	2,146	2,332	(8)

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	204	219	250	(7)	(18)	932	1,082	(14)

General and administrative expenses	130	128	147	2	(12)	527	583	(10)

Commission expenses	34	32	40	6	(15)	134	164	(18)

Total other operating expenses	164	160	187	2	(12)	661	747	(12)

Total operating expenses	368	379	437	(3)	(16)	1,593	1,829	(13)

Income before taxes	87	92	180	(5)	(52)	553	503	10

Statement of operations metrics (%)

Cost/income ratio	80.9	80.5	70.8	–	–	74.2	78.4	–

Pre-tax income margin	19.1	19.5	29.2	–	–	25.8	21.6	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,402	3,371	3,536	1	(4)	3,359	3,539	(5)

Pre-tax return on average utilized economic capital (%) [1]	11.4	12.0	21.4	–	–	17.5	15.2	–

Number of employees (full-time equivalents)

Number of employees	2,700	2,800	2,900	(4)	(7)	2,700	2,900	(7)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change		in			% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010		YoY

Net revenue detail by type (CHF million)

Asset management fees	312	311	337	0	(7)	1,263	1,396		(10)

Placement, transaction and other fees	85	64	37	33	130	259	161		61

Performance fees and carried interest	41	86	128	(52)	(68)	221	187		18

Equity participations income	26	28	30	(7)	(13)	122	89		37

Fee-based revenues	464	489	532	(5)	(13)	1,865	1,833		2

Investment-related gains/(losses)	6	(17)	101	–	(94)	305	432		(29)

Equity participations gains/(losses)	(8)	15	0	–	–	7	(48)		–

Other revenues [1]	(7)	(16)	(16)	(56)	(56)	(31)	115	[2]	–

Net revenues	455	471	617	(3)	(26)	2,146	2,332		(8)

Net revenue detail by investment strategies (CHF million)

Alternative investments	314	348	386	(10)	(19)	1,247	1,193		5

Traditional investments	121	124	129	(2)	(6)	505	521		(3)

Diversified investments [3]	21	22	11	(5)	91	123	63		95

Other	(7)	(6)	(10)	17	(30)	(34)	123	[2]	–

Net revenues before investment-related gains/(losses)	449	488	516	(8)	(13)	1,841	1,900		(3)

Investment-related gains/(losses)	6	(17)	101	–	(94)	305	432		(29)

Net revenues	455	471	617	(3)	(26)	2,146	2,332		(8)

Fee-based margin on assets under management (annualized) (bp)

Fee-based margin [4]	45	48	50	–	–	44	43		–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains on securities purchased from our money market funds. 3 Includes revenues relating to management of the 2008 Partner Asset Facility and income from our equity investment in Aberdeen. 4 Fee-based revenues divided by average assets under management.

Results overview
In 4Q11, income before taxes was CHF 87 million, down CHF 93 million compared to 4Q10 and CHF 5 million compared to 3Q11. Net revenues of CHF 455 million were down 26% from 4Q10 and 3% from 3Q11. Net revenues before investment-related gains/(losses) were CHF 449 million, down 13% compared to 4Q10 and 8% compared with 3Q11, reflecting decreased revenues in alternative investments.

Compared to 4Q10, fee-based revenues decreased 13%. Asset management fees of CHF 312 million were down 7%, reflecting the adverse foreign exchange translation impact and the decrease in average assets under management. Average assets under management decreased 4.9% compared to 4Q10, reflecting adverse foreign exchange-related movements and negative market performance. Placement, transaction and other fees were 130% higher, primarily reflecting losses in 4Q10 related to investments held by AMF. Performance fees and carried interest were down 68%, reflecting significantly lower performance fees and lower carried interest from realized private equity gains. Equity participations income decreased 13%, reflecting lower income from diversified investments, partially offset by higher income from single-manager hedge funds and private equity participations.

Investment-related gains were CHF 6 million compared to CHF 101 million in 4Q10. In 4Q11, realized and unrealized gains included revenues in the industrial and transportation sectors, partially offset by unrealized losses in the energy and commodities sectors.

Equity participations losses were CHF 8 million, reflecting an impairment of a joint venture investment.
Total operating expenses of CHF 368 million were down 16% compared to 4Q10. Compensation and benefits decreased 18%, primarily due to lower discretionary performance-related compensation expenses and the foreign exchange translation impact. General and administrative expenses were down 12%, reflecting lower professional fees and the foreign exchange translation impact.

Results in 4Q11 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 4Q10, which adversely affected revenues and favorably impacted expenses and losses.

Compared to 3Q11, income before taxes was down 5%. Net revenues were down 3%, primarily reflecting lower carried interest on realized private equity gains, the impairment of a joint venture investment and the partial sale in 3Q11 of our ownership interest in Aberdeen, partially offset by increases in investment-related gains and placement and transaction fees. Fee-based revenues decreased 5% and net revenues before investment-related gains/(losses) decreased 8%. Total operating expenses were down 3%, reflecting lower compensation and benefits, partially offset by slightly higher general and administrative expenses. Average assets under management were stable.

Assets under management were CHF 408.0 billion, stable compared to 3Q11, primarily reflecting net asset outflows offset by positive market performance and favorable foreign exchange-related movements. Net asset outflows of CHF 9.6 billion included outflows of CHF 7.4 billion in traditional investments, reflecting outflows in pension advisory services, multi-asset class solutions, fixed income and equities. We also reported outflows of CHF 2.1 billion in alternative investments, primarily in index strategies and hedge funds, partially offset by inflows in real estate and commodities. Compared to 4Q10, assets under management were down 4.2%, reflecting adverse market performance, negative foreign exchange-related movements and net asset outflows. Net asset outflows of CHF 0.9 billion in 2011 included net outflows of CHF 4.9 billion in traditional investments and net inflows of CHF 3.9 billion in alternative investments. In traditional investments, outflows in pension advisory services were partially offset by inflows in multi-asset class solutions. In alternative investments, inflows in real estate and commodities and exchange traded funds (ETF) were partially offset by net outflows in emerging markets and hedge funds.

For 2011, income before taxes was CHF 553 million, compared to CHF 503 million in 2010. The adverse impact of the lower average exchange rate of the US dollar and the euro against the Swiss franc on net revenues and income before taxes was CHF 239 million and CHF 69 million, respectively. Net revenues of CHF 2,146 million decreased 8% compared to 2010, primarily reflecting the adverse foreign exchange translation impact and gains in 2010 of CHF 143 million from securities purchased from our money market funds recorded in other revenues. Increased placement fees and carried interest on realized private equity gains in 2011 were partially offset by lower investment-related gains and performance fees. In addition, 2010 results were lower because they included losses related to investments held by AMF and the reduction in our ownership interest in Aberdeen. Net revenues before investment-related gains were CHF 1,841 million, up 5% excluding gains in 2010 from securities purchased from our money market funds. Total operating expenses decreased 13%, reflecting lower compensation and benefits and general and administrative expenses, benefiting from the favorable foreign exchange translation impact.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our strategy. For further information, refer to I – Credit Suisse results – Core Results – Evolution of our strategy.

Assets under management - Asset Management

	in / end of				% change		in / end of			% change

	4Q11	3Q11		4Q10	QoQ	YoY	2011		2010	YoY

Assets under management (CHF billion)

Alternative investments	190.9	188.3		196.0	1.4	(2.6)	190.9		196.0	(2.6)

of which hedge funds	24.9	25.6		27.3	(2.7)	(8.8)	24.9		27.3	(8.8)

of which private equity	28.4	27.2		30.8	4.4	(7.8)	28.4		30.8	(7.8)

of which real estate & commodities	47.1	46.6		43.4	1.1	8.5	47.1		43.4	8.5

of which credit	19.0	17.7		18.3	7.3	3.8	19.0		18.3	3.8

of which ETF	14.6	14.4		14.6	1.4	0.0	14.6		14.6	0.0

of which index strategies	51.5	50.7		54.2	1.6	(5.0)	51.5		54.2	(5.0)

of which other	5.4	6.1		7.4	(11.5)	(27.0)	5.4		7.4	(27.0)

Traditional investments	216.2	220.5		229.4	(2.0)	(5.8)	216.2		229.4	(5.8)

of which multi-asset class solutions	109.9	110.6		114.9	(0.6)	(4.4)	109.9		114.9	(4.4)

of which fixed income & equities	43.0	43.8		46.4	(1.8)	(7.3)	43.0		46.4	(7.3)

of which pension advisory services	63.3	66.1		68.1	(4.2)	(7.0)	63.3		68.1	(7.0)

Diversified investments	0.9	0.9		0.4	0.0	125.0	0.9		0.4	125.0

Assets under management [1]	408.0	409.7		425.8	(0.4)	(4.2)	408.0		425.8	(4.2)

Average assets under management (CHF billion)

Average assets under management	408.1	408.4		429.3	(0.1)	(4.9)	419.3		427.8	(2.0)

Assets under management by currency (CHF billion)

USD	93.5	95.9		100.8	(2.5)	(7.2)	93.5		100.8	(7.2)

EUR	59.0	56.0		58.7	5.4	0.5	59.0		58.7	0.5

CHF	233.5	236.4		245.1	(1.2)	(4.7)	233.5		245.1	(4.7)

Other	22.0	21.4		21.2	2.8	3.8	22.0		21.2	3.8

Assets under management	408.0	409.7		425.8	(0.4)	(4.2)	408.0		425.8	(4.2)

Growth in assets under management (CHF billion)

Net new assets [2]	(9.6)	0.2		4.5	–	–	(0.9)		20.6	–

Other effects	7.9	(12.2)		(1.8)	–	–	(16.9)		(10.8)	–

of which market movements	4.0	(14.1)		3.5	–	–	(8.5)		8.9	–

of which currency	4.0	6.8		(9.4)	–	–	(3.0)		(23.4)	–

of which other	(0.1)	(4.9)	[3]	4.1	–	–	(5.4)	[3]	3.7	–

Growth in assets under management	(1.7)	(12.0)		2.7	–	–	(17.8)		9.8	–

Growth in assets under management (annualized) (%)

Net new assets	(9.4)	0.2		4.3	–	–	(0.2)		5.0	–

Other effects	7.7	(11.6)		(1.7)	–	–	(4.0)		(2.6)	–

Growth in assets under management	(1.7)	(11.4)		2.6	–	–	(4.2)		2.4	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	(0.2)	3.1		5.0	–	–	–		–	–

Other effects	(4.0)	(6.3)		(2.6)	–	–	–		–	–

Growth in assets under management (rolling four-quarter average)	(4.2)	(3.2)		2.4	–	–	–		–	–

Principal investments (CHF billion)

Principal investments [4]	3.4	3.2		3.4	6.3	0.0	3.4		3.4	–

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated. 4 Primarily private equity investments.

Performance indicators
Pre-tax income margin (KPI)
We target a pre-tax income margin over market cycles of above 35%. The pre-tax income margin was 19.1% in 4Q11, compared to 29.2% in 4Q10 and 19.5% in 3Q11. For 2011 the pre-tax income margin was 25.8%, compared to 21.6% in 2010.

Net new asset growth rate (KPI)
We target a net new asset growth rate of above 6%. The annualized quarterly growth rate was (9.4)% in 4Q11, compared to 4.3% in 4Q10 and 0.2% in 3Q11. In 4Q11, the rolling four-quarter average growth rate was (0.2)%, compared to 5.0% in 4Q10 and 3.1% in 3Q11.

Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees, performance fees and carried interest and equity participations income divided by average assets under management, was 45 basis points in 4Q11, compared to 50 basis points in 4Q10 and 48 basis points in 3Q11. For 2011 the fee-based margin was 44 basis points compared to 43 basis points in 2010.

Results detail
The following provides a comparison of our 4Q11 results versus 4Q10 (YoY) and versus 3Q11 (QoQ).
Net revenues
Asset management fees
YoY: Down 7% from CHF 337 million to CHF 312 million
The decrease resulted from lower fees in traditional investments, alternative investments and diversified investments. Lower fees in traditional investments reflected the decrease in average assets under management, resulting in lower fees in multi-asset class solutions and equities. The decline in alternative investments fees primarily reflected the foreign exchange translation impact, partially offset by higher fees from index strategies, emerging markets strategies and credit strategies. Diversified investments fees decreased mainly due to lower fees from fund administration services.

QoQ: Stable at CHF 312 million
Fees in alternative investments were stable, with increases in private equity and index strategies, offsetting decreases in single-manager hedge funds and emerging markets strategies. Lower fees from traditional investments, primarily in multi-asset class solutions, reflected the decrease in average assets under management.

Placement, transaction and other fees
YoY: Up 130% from CHF 37 million to CHF 85 million
The increase primarily reflected losses in 4Q10 on investments held by AMF.
QoQ: Up 33% from CHF 64 million to CHF 85 million
The increase reflected seasonally higher private equity placements and higher real estate transaction fees in alternative investments, partially offset by lower revenues from integrated solutions in diversified investments.

Performance fees and carried interest
YoY: Down 68% from CHF 128 million to CHF 41 million
The decrease was mainly due to significantly lower performance fees from Hedging-Griffo and single-manager hedge funds and lower carried interest from realized private equity gains.
QoQ: Down 52% from CHF 86 million to CHF 41 million
The decrease was mainly due to significantly lower carried interest from realized private equity gains in alternative investments, which in 3Q11 included the sale of a portfolio company in the healthcare sector. The decrease was partially offset by higher performance fees in diversified investments, as 3Q11 included a claw-back relating to management of the 2008 Partner Asset Facility (PAF).

Equity participations income
YoY: Down 13% from CHF 30 million to CHF 26 million
The decrease was due to lower income in diversified strategies, partially offset by higher income in single-manager hedge funds and private equity participations.
QoQ: Down 7% from CHF 28 million to CHF 26 million
The decrease was mainly due to lower income in diversified strategies and single-manager hedge funds, partially offset by an improved result in emerging markets participations.
Investment-related gains/(losses)
YoY: Down 94% from CHF 101 million to CHF 6 million
In 4Q11, we had realized and unrealized gains in the industrial and transportation sectors, partially offset by unrealized losses in the energy and commodities sectors. In 4Q10, we had realized and unrealized gains in private equity investments, mainly in the energy, industrials and commodities sectors, partially offset by unrealized losses, mainly in the real estate sector.

QoQ: Up from CHF (17) million to CHF 6 million
In 4Q11, we had realized and unrealized gains in the industrial and transportation sectors, partially offset by unrealized losses in the energy and commodities sectors. In 3Q11, we had unrealized losses in private equity investments in the technology, energy and industrial sectors, partially offset by realized gains in the healthcare sector.

Equity participations gains/(losses)
YoY: Down from zero to CHF (8) million
The loss in 4Q11 reflected an impairment of a joint venture investment.
QoQ: Down from CHF 15 million to CHF (8) million
In 3Q11, we recognized realized gains from the partial sale of our ownership interest in Aberdeen, reducing our interest in Aberdeen to 19.8% from 21.0%. The loss in 4Q11 reflected the impairment of a joint venture investment.

Operating expenses
Compensation and benefits
YoY: Down 18% from CHF 250 million to CHF 204 million
The decrease was mainly due to lower discretionary performance-related compensation expenses, the favorable foreign exchange translation impact and lower deferred compensation from prior-year awards and lower severance costs.

QoQ: Down 7% from CHF 219 million to CHF 204 million
The decrease was due to lower discretionary performance-related compensation expenses and lower severance costs, partially offset by higher deferred compensation from prior-year awards.
General and administrative expenses
YoY: Down 12% from CHF 147 million to CHF 130 million
The decrease primarily reflected lower professional fees and the favorable foreign exchange translation impact, offset in part by higher advertising expense and the release in 4Q10 of non-credit-related provisions.

QoQ: Up 2% from CHF 128 million to CHF 130 million
The increase mainly reflected an adverse foreign exchange translation impact from the stronger US dollar.
Personnel
Headcount at the end of 4Q11 was 2,700, down 100 from 3Q11 and down 200 from 4Q10, reflecting our ongoing cost efficiency initiatives.
Overview of results and assets under management
Results
Assets under management

Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	4Q11	3Q11	4Q10	4Q11	3Q11	4Q10	4Q11	3Q11	4Q10	4Q11		3Q11		4Q10		4Q11	3Q11	4Q10		4Q11	3Q11	4Q10	4Q11	3Q11	4Q10

Statements of operations (CHF million)

Net revenues	2,574	2,610	2,914	1,251	2,494	3,478	455	471	617	193		1,242		(49)		4,473	6,817	6,960		15	(128)	308	4,488	6,689	7,268

Provision for credit losses	75	25	4	22	59	(27)	0	0	0	0		0		0		97	84	(23)		0	0	0	97	84	(23)

Compensation and benefits	1,127	1,115	1,201	1,364	1,449	1,823	204	219	250	328		227		88		3,023	3,010	3,362		(2)	57	9	3,021	3,067	3,371

General and administrative expenses	757	1,134	712	890	896	823	130	128	147	94		44		57		1,871	2,202	1,739		8	7	4	1,879	2,209	1,743

Commission expenses	148	153	173	280	280	301	34	32	40	18		20		61		480	485	575		0	0	0	480	485	575

Total other operating expenses	905	1,287	885	1,170	1,176	1,124	164	160	187	112		64		118		2,351	2,687	2,314		8	7	4	2,359	2,694	2,318

Total operating expenses	2,032	2,402	2,086	2,534	2,625	2,947	368	379	437	440		291		206		5,374	5,697	5,676		6	64	13	5,380	5,761	5,689

Income/(loss) from continuing operations before taxes	467	183	824	(1,305)	(190)	558	87	92	180	(247)		951		(255)		(998)	1,036	1,307		9	(192)	295	(989)	844	1,602

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		(397)	332	405		0	0	0	(397)	332	405

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		(601)	704	902		9	(192)	295	(592)	512	1,197

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		(601)	704	902		9	(192)	295	(592)	512	1,197

Net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		36	21	61		9	(192)	295	45	(171)	356

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		(637)	683	841		–	–	–	(637)	683	841

Statement of operations metrics (%)

Cost/income ratio	78.9	92.0	71.6	202.6	105.3	84.7	80.9	80.5	70.8	–		–		–		120.1	83.6	81.6		–	–	–	119.9	86.1	78.3

Pre-tax income margin	18.1	7.0	28.3	(104.3)	(7.6)	16.0	19.1	19.5	29.2	–		–		–		(22.3)	15.2	18.8		–	–	–	(22.0)	12.6	22.0

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		39.8	32.0	31.0		–	–	–	40.1	39.3	25.3

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		(13.4)	10.3	13.0		–	–	–	(13.2)	7.7	16.5

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		(14.2)	10.0	12.1		–	–	–	(14.2)	10.2	11.6

Utilized economic capital and return

Average utilized economic capital (CHF million)	7,216	6,959	6,695	20,288	19,698	19,412	3,402	3,371	3,536	1,922	[2]	1,119	[2]	1,106	[2]	32,823	31,137	30,731		–	–	–	32,823	31,137	30,731

Pre-tax return on average utilized economic capital (%) [3]	26.2	11.0	49.7	(25.1)	(3.3)	12.5	11.4	12.0	21.4	–		–		–		(11.6)	13.9	18.1		–	–	–	(11.5)	11.4	22.1

Balance sheet statistics (CHF million)

Total assets	350,955	350,759	337,496	804,420	817,957	803,613	28,667	28,097	27,986	(139,626)	[4]	(141,541)	[4]	(143,945)	[4]	1,044,416	1,055,272	1,025,150		4,749	6,249	6,855	1,049,165	1,061,521	1,032,005

Net loans	196,268	192,177	182,880	37,134	34,256	35,970	–	–	–	11		14		(8)		233,413	226,447	218,842		–	–	–	233,413	226,447	218,842

Goodwill	743	733	749	6,363	6,191	6,347	1,485	1,437	1,489	–		–		–		8,591	8,361	8,585		–	–	–	8,591	8,361	8,585

Number of employees (full-time equivalents)

Number of employees	25,200	25,500	25,600	20,900	21,500	20,700	2,700	2,800	2,900	900		900		900		49,700	50,700	50,100		–	–	–	49,700	50,700	50,100

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
We had net new assets of CHF 0.4 billion and assets under management of CHF 1,229.5 billion as of the end of 4Q11.
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

As of the end of 4Q11, assets under management were CHF 1,229.5 billion, up CHF 32.7 billion, or 2.7%, compared to the end of 3Q11, mainly reflecting positive market performance and foreign exchange-related movements. Compared to the end of 4Q10, assets under management were down CHF 23.5 billion, or 1.9%. Adverse market performance and foreign exchange-related movements were partly offset by net new assets in Private Banking.

In Private Banking, assets under management were CHF 927.9 billion, up CHF 36.5 billion, or 4.1%, compared to the end of 3Q11, and down CHF 5.0 billion, or 0.5%, compared to the end of 4Q10. In Asset Management, assets under management were CHF 408.0 billion, down CHF 1.7 billion, or 0.4%, compared to the end of 3Q11, and down CHF 17.8 billion, or 4.2%, compared to the end of 4Q10.

For further information, refer to II – Results by division – Private Banking and – Asset Management and Note 36 – Assets under management in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Assets under management and client assets

	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Assets under management (CHF billion)

Private Banking	927.9	891.4	932.9	4.1	(0.5)

Asset Management	408.0	409.7	425.8	(0.4)	(4.2)

Assets managed by Asset Management for Private Banking clients	(106.4)	(104.3)	(105.7)	2.0	0.7

Assets under management	1,229.5	1,196.8	1,253.0	2.7	(1.9)

of which discretionary assets	411.6	412.2	429.1	(0.1)	(4.1)

of which advisory assets	817.9	784.6	823.9	4.2	(0.7)

Client assets (CHF billion)

Private Banking	1,083.6	1,037.5	1,087.1	4.4	(0.3)

Asset Management	434.1	436.7	452.5	(0.6)	(4.1)

Assets managed by Asset Management for Private Banking clients	(106.4)	(104.3)	(105.7)	2.0	0.7

Client assets	1,411.3	1,369.9	1,433.9	3.0	(1.6)

Growth in assets under management

in	4Q11		3Q11	4Q10	2011		2010

Growth in assets under management (CHF billion)

Private Banking	7.6		7.4	9.6	44.5		54.6

Asset Management [1]	(9.6)		0.2	4.5	(0.9)		20.6

Assets managed by Asset Management for Private Banking clients	2.4		(0.5)	(0.2)	(2.7)		(6.2)

Net new assets	0.4		7.1	13.9	40.9		69.0

Private Banking	28.9		(35.1)	(11.8)	(49.5)		(36.6)

Asset Management	7.9	[2]	(12.2)	(1.8)	(16.9)	[2]	(10.8)

Assets managed by Asset Management for Private Banking clients	(4.5)		3.7	1.5	2.0		2.4

Other effects	32.3		(43.6)	(12.1)	(64.4)		(45.0)

Private Banking	36.5		(27.7)	(2.2)	(5.0)		18.0

Asset Management	(1.7)		(12.0)	2.7	(17.8)		9.8

Assets managed by Asset Management for Private Banking clients	(2.1)		3.2	1.3	(0.7)		(3.8)

Total growth in assets under management	32.7		(36.5)	1.8	(23.5)		24.0

Growth in assets under management (annualized) (%)

Private Banking	3.4		3.2	4.1	4.8		6.0

Asset Management	(9.4)		0.2	4.3	(0.2)		5.0

Assets managed by Asset Management for Private Banking clients	(9.2)		1.9	0.7	2.6		6.1

Net new assets	0.1		2.3	4.4	3.3		5.6

Private Banking	13.0		(15.3)	(5.0)	(5.3)		(4.0)

Asset Management	7.7		(11.6)	(1.7)	(4.0)		(2.6)

Assets managed by Asset Management for Private Banking clients	17.3		(13.8)	(5.6)	(1.9)		(2.4)

Other effects	10.8		(14.1)	(3.9)	(5.2)		(3.7)

Private Banking	16.4		(12.1)	(0.9)	(0.5)		2.0

Asset Management	(1.7)		(11.4)	2.6	(4.2)		2.4

Assets managed by Asset Management for Private Banking clients	8.1		(11.9)	(4.9)	0.7		3.7

Total growth in assets under management	10.9		(11.8)	0.5	(1.9)		1.9

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated.

Growth in net new assets (rolling four-quarter average)

in	4Q11	3Q11	4Q10

Growth in net new assets (rolling four-quarter average) (%)

Private Banking	4.8	5.0	6.0

Asset Management	(0.2)	3.1	5.0

Assets managed by Asset Management for Private Banking clients	2.6	5.0	6.1

Growth in net new assets	3.3	4.3	5.6

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 7.6 billion in 4Q11, including CHF 4.0 billion from Wealth Management Clients, with broad inflows in international businesses. Asset Management recorded net asset outflows of CHF 9.6 billion in 4Q11, with outflows in traditional investments and alternative investments. In 2011, Private Banking had net new assets of CHF 44.5 billion, including CHF 37.8 billion in Wealth Management Clients, benefiting from emerging markets and the UHNWI client segment.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury, risk, balance sheet and off-balance sheet
Treasury management
Risk management
Balance sheet and off-balance sheet

Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio under Basel II.5 of 15.2% as of the end of 4Q11 compared to 14.3% as of the end of 3Q11.

Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Our liquidity risk management framework and our revised liquidity principles as agreed with the Swiss Financial Market Supervisory Authority (FINMA) are in line with the Basel III liquidity framework. For further information on the applicable liquidity and capital standards required by FINMA and the Basel frameworks, refer to Regulatory capital developments and proposals.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. In response to regulatory requirements, our unsecured long-term debt and liquid assets reflect amounts greater than required for funding our businesses.

The impact of a one, two or three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.8 billion, CHF 3.8 billion and CHF 4.5 billion, respectively, as of 4Q11, and would not be material to our liquidity and funding planning. As of the end of 4Q11, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

In April 2010, we implemented revised liquidity principles agreed with FINMA, following its consultation with the Swiss National Bank, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles aim to ensure that we can meet our financial obligations in an extreme scenario for a minimum of 30 days and call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid-assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be greater than 100%.

The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be greater than 100%. While the NSFR is only expected to be introduced in 2018 and is still subject to adjustment by the BCBS and FINMA, Credit Suisse intends to achieve a NSFR ratio of 100% by the end of 2013. We currently estimate our NSFR to be 98% as of the end of 4Q11. Where requirements are unclear or left to be determined by national regulators, we have made our own interpretation to arrive at the current result.

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 176 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased slightly compared to CHF 173 billion in 3Q11 primarily reflecting increased cash. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 4Q11, down from 25% in 3Q11, mainly driven by additional loans in Private Banking. We fund other illiquid assets, including real estate, private equity and other long-term investments and a haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For further information, refer to the chart “Balance sheet funding structure” and Balance sheet and off-balance sheet – Balance sheet.

Our core customer deposits totaled CHF 278 billion as of the end of 4Q11, stable compared to the end of 3Q11. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

Debt issuances and redemptions
Our capital markets debt issuance includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs, was 26% as of the end of 4Q11, stable compared to the end of 3Q11.
In 4Q11, the Bank issued CHF 173 million of domestic covered bonds with maturities ranging between four and 30 years. We also issued an international covered bond for EUR 1.3 billion, with a seven-year maturity. Senior debt of CHF 3.1 billion and subordinated debt of CHF 487 million matured in 4Q11. For information on capital issuances and redemptions, refer to Capital management – Capital issuances and redemptions.

The weighted average maturity of long-term debt was seven years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Capital management
Capital management framework
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives.
Since January 2008, we operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA, with some additional requirements for large Swiss banks known as “Swiss Finish”.

In January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (Basel II.5), for FINMA regulatory capital purposes. As a result, throughout 2011, we reported total eligible capital, risk-weighted assets (RWA) and capital ratios to FINMA on a Basel II.5 basis. However, our external financial reports continued to be prepared under Basel II standards because the BCBS did not require the implementation of Basel II.5 for BIS purposes until December 31, 2011.

Capital structure – Basel II/II.5 "Swiss Finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Max 35% of tier 1 capital
Hybrid tier 1 capital instruments
Max 50% of tier 1 capital
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Capital structure is the same for Basel II and Basel II.5. Percentages refer to tier 1 and total eligible capital before capital deductions.
[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

These standards affect the measurement of both eligible capital and RWA. The Basel II.5 revisions included an incremental risk charge for default and migration risk and a stressed VaR framework. As a result we had an increase in RWA and an additional deduction for securitization tranches with low ratings held in trading books mainly related to the Investment Banking securitized products business.

Under Basel II/II.5 capital frameworks, BIS tier 1 capital consists of shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital. For further information on capital structure, refer to the chart “Capital structure – Basel II/II.5 “Swiss Finish””.

For more information on recent developments, refer to Regulatory capital developments and proposals. For more information on capital management framework and regulatory capital, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management in the Credit Suisse Annual Report 2010.

Risk measurement models
Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an incremental risk charge and stressed VaR. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 4Q11, the market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.

Leverage ratio

	Group				Bank

	Basel II.5	Basel II	Basel II	Basel II	Basel II.5	Basel II	Basel II	Basel II

end of	4Q11	4Q11	3Q11	4Q10	4Q11	4Q11	3Q11	4Q10

Tier 1 capital (CHF billion)

Tier 1 capital	36.8	38.0	37.1	37.7	33.5	34.6	34.9	35.3

Adjusted average assets (CHF billion)

Average assets	1,038	1,038	981	1,065	1,012	1,012	955	1,041

Adjustments:
Assets from Swiss lending activities [2]	(145)	(145)	(142)	(139)	(119)	(119)	(117)	(115)

Cash and balances with central banks	(81)	(81)	(58)	(40)	(80)	(80)	(58)	(39)

Other	(15)	(15)	(20)	(28)	(13)	(13)	(16)	(27)

Adjusted average assets	797	797	761	858	800	800	764	860

Leverage ratio (%)

Leverage ratio	4.6	4.8	4.9	4.4	4.2	4.3	4.6	4.1

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Leverage ratios
Both the Group and the Bank must maintain, for FINMA regulatory capital purposes, a minimum leverage ratio of tier 1 capital to adjusted average assets of 3% at the Group and Bank consolidated level by 2013. The leverage ratios for the Group and Bank as of the end of 4Q11 were 4.6% and 4.2%, respectively, calculated using Basel II.5 tier 1 capital.

The leverage ratios for the Group and Bank as of the end of 4Q11 were 4.8% and 4.3%, respectively, compared to 4.9% and 4.6% as of the end of 3Q11, calculated using Basel II tier 1 capital. Refer to the table “Leverage ratio” for further information. The decrease in the Basel II leverage ratios reflected higher adjusted average assets, partially offset by higher tier 1 capital. The adjusted average assets reflected decreases in US dollar Investment Banking assets that were more than offset by the significant foreign exchange translation impact and higher Private Banking assets. For further information on leverage ratios, refer to the table “Leverage ratio”.

BIS statistics

	Group							Bank

	Basel II.5		Basel II		Basel II	Basel II		Basel II.5		Basel II	Basel II	Basel II

end of	4Q11	[1]	4Q11		3Q11	4Q10		4Q11	[1]	4Q11	3Q11	4Q10

Eligible capital (CHF million)

Total shareholders' equity	33,674		33,674		33,519	33,282		27,502		27,502	27,691	27,783

Goodwill and intangible assets	(8,876)		(8,876)		(8,628)	(9,320)		(7,735)		(7,735)	(7,487)	(8,166)

Qualifying noncontrolling interests	3,365		3,365		3,435	3,350		4,476		4,476	4,321	4,373

Capital deductions 50% from tier 1	(2,274)		(1,089)		(1,051)	(1,088)		(2,224)		(1,039)	(1,005)	(1,037)

Other adjustments	67	[2]	67	[2]	(715)	403		552		552	775	1,768

Core tier 1 capital	25,956		27,141		26,560	26,627	[3]	22,571		23,756	24,295	24,721

Hybrid tier 1 capital instruments [4]	10,888	[5]	10,888		10,564	11,098		10,888	[5]	10,888	10,564	10,589

Tier 1 capital	36,844		38,029		37,124	37,725		33,459		34,644	34,859	35,310

Upper tier 2	1,841		1,841		1,799	1,128		1,900		1,900	1,867	1,713

Lower tier 2	12,243		12,243		11,578	10,034		13,493		13,493	12,881	11,583

Capital deductions 50% from tier 2	(2,274)		(1,089)		(1,051)	(1,088)		(2,224)		(1,039)	(1,005)	(1,037)

Tier 2 capital	11,810		12,995		12,326	10,074		13,169		14,354	13,743	12,259

Total eligible capital	48,654		51,024		49,450	47,799		46,628		48,998	48,602	47,569

Risk-weighted assets (CHF million)

Credit risk	157,237		155,352		157,937	158,735		147,224		145,338	147,758	147,516

Non-counterparty risk	7,819		7,819		7,575	7,380		7,274		7,274	7,036	6,819

Market risk	40,609		11,170		11,076	18,925		39,810		10,371	9,919	18,008

Operational risk	36,088		36,088		33,550	33,662		36,088		36,088	33,550	33,663

Risk-weighted assets	241,753		210,429		210,138	218,702		230,396		199,071	198,263	206,006

Capital ratios (%)

Core tier 1 ratio	10.7		12.9		12.6	12.2	[3]	9.8		11.9	12.3	12.0

Tier 1 ratio	15.2		18.1		17.7	17.2		14.5		17.4	17.6	17.1

Total capital ratio	20.1		24.2		23.5	21.9		20.2		24.6	24.5	23.1

1 For BIS reporting purposes, Basel II.5 was effective as of December 31, 2011. 2 Includes cumulative fair value adjustments of CHF (2.6) billion on own vanilla debt and structured notes, net of tax, the 2011 dividend accrual on Group shares of CHF (0.5) billion (representing a dividend of CHF 0.75 per share of which 50% is assumed to be distributed in shares) and an adjustment for the accounting treatment of pension plans of CHF 2.9 billion. 3 The methodology for calculating the core tier 1 capital and the core tier 1 ratio was revised in January 2011, whereby "Capital deductions 50% from tier 1" was reclassified from tier 1 capital into core tier 1 capital. 4 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 0.6 billion and CHF 3.2 billion, respectively, in 4Q11 (3Q11: CHF 0.6 billion and CHF 3.1 billion, respectively; 4Q10: CHF 1.1 billion and CHF 3.1 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 5 The FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Under Basel II.5, hybrid tier 1 capital represented 27.8% and 30.5% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 4Q11.

Regulatory capital – Group
Basel II
Our tier 1 ratio under Basel II was 18.1% as of the end of 4Q11, compared to 17.7% as of the end of 3Q11, reflecting stable RWA and higher tier 1 capital. Our core tier 1 ratio under Basel II was 12.9% as of the end of 4Q11, compared to 12.6% as of the end of 3Q11, reflecting stable RWA and higher core tier 1 capital. Our total capital ratio under Basel II was 24.2% as of the end of 4Q11 compared to 23.5% as of the end of 3Q11.

Tier 1 capital under Basel II was CHF 38.0 billion as of the end of 4Q11 compared to CHF 37.1 billion as of the end of 3Q11, reflecting a positive foreign exchange translation impact and an adjusted dividend accrual in 4Q11 (which also reflects the assumption that 50% of the dividend is distributed in shares), offset by net losses (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax). Tier 2 capital under Basel II was CHF 13.0 billion as of the end of 4Q11 compared to CHF 12.3 billion as of the end of 3Q11, primarily reflecting the positive foreign exchange translation impact. Total eligible capital under Basel Il as of the end of 4Q11 was CHF 51.0 billion compared to CHF 49.5 billion as of the end of 3Q11.

Tier 1 capital movement

in	4Q11	3Q11	4Q10	% change QoQ	% change YoY

Tier 1 capital (CHF million)

Balance at beginning of period – Basel II	37,124	37,076	37,928	0	(2)

Net income	(637)	683	841	–	–

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(261)	(1,381)	456	(81)	–

Foreign exchange impact on tier 1 capital	652	1,380	(1,276)	(53)	–

Other [1]	1,151	(634)	(224)	–	–

Balance at end of period – Basel II	38,029	37,124	37,725	2	1

Basel II.5 incremental impact	(1,185)	(2,157)	–	(45)	–

Balance at end of period – Basel II.5	36,844	34,967	–	5	–

1 Reflects the issuance and redemption of tier 1 capital, a dividend accrual, the effect of share-based compensation and the change in regulatory deductions.

RWA under Basel II were stable at CHF 210.4 billion as of the end of 4Q11, reflecting a decrease in credit risk offset by a foreign exchange translation impact and an increase in operational risk. Excluding the foreign exchange translation impact, credit risk in Investment Banking reduced significantly, primarily driven by lower counterparty risk. This was partially offset by credit risk increases within Private Banking, reflecting an increase in corporate lending exposures. Operational risk increased following the update of scenario parameters to recognize higher litigation risks. For further information, refer to the table “BIS statistics”.

As of the end of 4Q11, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank. In addition, we had CHF 10.9 billion of hybrid tier 1 capital instruments, of which CHF 2.5 billion were innovative instruments. The hybrid tier 1 capital instruments included USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes that will be purchased or exchanged for an aggregate of CHF 5.7 billion of tier 1 buffer capital notes no earlier than October 23, 2013, the first call date of the tier 1 capital notes. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Capital management – Capital issuances in the Credit Suisse Financial Report 1Q11.

Risk-weighted assets by division

	Basel II.5	Basel II.5	% change	Basel II	Basel II	% change

end of	4Q11	3Q11	QoQ	4Q11	3Q11	QoQ

Risk-weighted assets by division (CHF million)

Private Banking	73,260	67,760	8	73,252	67,717	8

Investment Banking	144,147	151,874	(5)	112,993	118,565	(5)

Asset Management	12,030	12,121	(1)	12,030	12,121	(1)

Corporate Center	12,316	12,003	3	12,154	11,735	4

Risk-weighted assets	241,753	243,758	(1)	210,429	210,138	0

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Implementation of Basel II.5
The transition from Basel II to Basel II.5 as of the end of 4Q11 reduced our tier 1 capital by CHF 1.2 billion due to the additional deduction for securitization tranches with low ratings held in trading books, primarily relating to the Investment Banking securitized product business, of which 50% is allocated to tier 1 capital. The implementation of Basel II.5 also increased our RWA by CHF 31.3 billion due to the new default and migration risk and stressed VaR framework, primarily relating to the Investment Banking securitized products business and primarily reflected in market risk.

Our tier 1 ratio under Basel II.5 was 15.2% as of the end of 4Q11 compared to 14.3% as of the end of 3Q11. Our core tier 1 ratio under Basel II.5 was 10.7% as of the end of 4Q11 compared to 10.0% as of the end of 3Q11. The improvement in the core tier 1 ratio in 4Q11 versus 3Q11 was 70 basis points under Basel II.5 compared to 30 basis points under Basel II. The more pronounced benefit under Basel II.5 was due to reduced trading book mortgage securitization deductions in Investment Banking that improved core tier 1 capital and lower RWA due to lower risk exposures reflected in decreased stressed VaR and trading book securitization calculations.

Tier 1 capital under Basel II.5 was CHF 36.8 billion as of the end of 4Q11, an increase of CHF 1.8 billion compared to CHF 35.0 billion as of the end of 3Q11.
RWA under Basel II.5 were CHF 241.8 billion as of the end of 4Q11, a decrease of CHF 2.0 billion compared to CHF 243.8 billion as of the end of 3Q11.

The “Risk weighted-assets – Basel II.5” chart illustrates the balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet positions that determines the RWA.

Capital

	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Shareholders' equity (CHF million)

Common shares	49	48	47	2	4

Additional paid-in capital	21,796	21,159	23,026	3	(5)

Retained earnings	27,053	27,804	25,316	(3)	7

Treasury shares, at cost	(90)	0	(552)	–	(84)

Accumulated other comprehensive income/(loss)	(15,134)	(15,492)	(14,555)	(2)	4

Total shareholders' equity	33,674	33,519	33,282	0	1

Goodwill	(8,591)	(8,361)	(8,585)	3	0

Other intangible assets	(288)	(269)	(312)	7	(8)

Tangible shareholders' equity [1]	24,795	24,889	24,385	0	2

Shares outstanding (million)

Common shares issued	1,224.3	1,203.0	1,186.1	2	3

Treasury shares	(4.0)	0.0	(12.2)	–	(67)

Shares outstanding	1,220.3	1,203.0	1,173.9	1	4

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Book value per share (CHF)

Total book value per share	27.59	27.86	28.35	(1)	(3)

Goodwill per share	(7.04)	(6.95)	(7.31)	1	(4)

Other intangible assets per share	(0.23)	(0.22)	(0.27)	5	(15)

Tangible book value per share [1]	20.32	20.69	20.77	(2)	(2)

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Total shareholders’ equity
Our total shareholders’ equity remained stable at CHF 33.7 billion as of the end of 4Q11 compared to the end of 3Q11. Total shareholders’ equity was impacted by the net loss in 4Q11 and an actuarial pension adjustment, which was offset by an increase in other comprehensive income due to the impact of foreign exchange-related movements on cumulative translation adjustments and the issuance of common shares, primarily related to the issuance of CHF 350 million of mandatory convertible securities by Credit Suisse Group Finance (Guernsey) Ltd.

For further information on shareholders’ equity, refer to the Consolidated statements of changes in equity (unaudited) in V – Condensed consolidated financial statements – unaudited.
Capital issuances and redemptions
In 4Q11, we called and redeemed a EUR 400 million hybrid tier 1 capital instrument. This transaction had no impact on 4Q11 tier 1 capital because the intention to call was already announced and reflected in 3Q11.

Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. Prior to its issuance, the proposed BCBS framework was endorsed by the Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019.

In November 2011, the BCBS issued final rules for G-SIBs. These measures include the methodology for assessing systemic importance and commensurate additional capital requirements of between 1% and 2.5% (with a possible additional 1%) of CET1. This additional loss absorbency requirement will be phased in with the capital conservation and countercyclical buffers of Basel III from the beginning of 2016 through the end of 2018. The FSB has identified us as a G-SIB.

Basel III phase-in arrangements

January 1	2013		2014		2015		2016		2017		2018		2019

Basel III phase-in arrangements

Minimum common equity capital ratio	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%

Capital conservation buffer							0.625%	[1]	1.25%	[1]	1.875%	[1]	2.5%

Minimum common equity plus capital conservation buffer	3.5%	[1]	4.0%	[1]	4.5%	[1]	5.125%	[1]	5.75%	[1]	6.375%	[1]	7.0%

Phase-in deductions from common equity tier 1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%

Minimum tier 1 capital	4.5%	[1]	5.5%	[1]	6.0%		6.0%		6.0%		6.0%		6.0%

Minimum total capital	8.0%		8.0%		8.0%		8.0%		8.0%		8.0%		8.0%

Minimum total capital plus conservation buffer	8.0%		8.0%		8.0%		8.625%	[1]	9.25%	[1]	9.875%	[1]	10.5%

Capital instruments that no longer qualify as non-core tier 1 capital or tier 2 capital	Phased out over ten-year horizon beginning 2013

Source: BCBS.
1 Indicates transition period. 2 Includes amounts exceeding the limit for deferred tax assets and participations in financial institutions.

In December 2011, the Swiss Federal Council published a draft implementing ordinance relating to the “Too Big to Fail” legislation which included a provision whereby Swiss banks would be required to comply with certain leverage ratios three years earlier than required under Basel III.

We believe that we can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the various buffers and progressive capital components.

For more information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Treasury management – Regulatory capital developments and proposals in the Credit Suisse Financial Report 3Q11 and the Credit Suisse Annual Report 2010.

Basel III Common Equity Tier 1 (CET1) ratio simulation
As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III RWA for purposes of this report in accordance with the current proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

CET1 ratio simulation

end of

Capital development (CHF billion)

Total shareholders' equity – December 31, 2011	33.7

Regulatory deductions:
Fair value own debt [1]	(2.6)

Dividend accrual [2]	(0.5)

CET1 capital – December 31, 2011	30.6

Consensus net income 2012 [3]	3.8

Dividend assumption 2012 [4]	(0.5)

Share-based compensation and other impacts	2.6

CET1 capital – January 1, 2013	36.5

Risk-weighted assets (RWA) development (CHF billion)

RWA (Basel II.5) – December 31, 2011	242

Estimated Basel III changes	97

RWA (Basel III before reduction)	339

Reduction of RWA	(56)

RWA (Basel III) – January 1, 2013 [5]	283

Capital ratio (%)

CET1 ratio	12.9

1 Fair value own debt represents the fair value changes from movements in spreads on our own vanilla debt and structured notes, net of tax. 2 Represents a dividend of CHF 0.75 per share of which 50% is assumed to be distributed in shares. 3 Bloomberg consensus net income estimate is not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. 4 Assumed to be the same as the dividend accrual in 2011 and is used solely for illustrative purposes. Actual dividends may differ significantly. 5 Under our strategic business plan, business growth will require reallocation of capital, because we are targeting no gross increase in risk-weighted assets.

We estimate the RWA increase due to Basel III on January 1, 2013 to be CHF 97 billion. We expect substantially all of the Basel III RWA increase to be in the securitized products, rates, credit and equity derivatives businesses in Investment Banking. We expect to reduce Basel III RWA by approximately CHF 56 billion primarily in rates, securitized products, credit, emerging markets and exit businesses in Investment Banking. The RWA reduction reflects our evolving strategy, including the RWA reduction in fixed income. For further information refer to I – Credit Suisse results – Core Results – Evolution of our strategy.

In addition to the consensus net income and the dividend assumption for 2012, the CET1 ratio simulation assumes a CHF 2.6 billion benefit from the expected settlement of share-based compensation included in consensus net income with shares issued from conditional capital and from other expected movements and deductions in regulatory capital in 2012. With these metrics, we estimate our CET1 ratio as of January 1, 2013 to be 12.9%.

For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming a fully phased in CHF 8.9 billion of goodwill and CHF 7.6 billion of other capital deductions, the CET1 ratio is estimated to be 7.1% as of January 1, 2013.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2010.
Economic capital

	in / end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital [1]	36,844	37,124	37,725	–	–

Economic adjustments [2]	2,417	2,014	2,912	–	–

Economic capital resources	39,261	39,138	40,637	0	(3)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,721	20,574	21,262	6	2

Operational risk	3,128	2,889	2,936	8	7

Other risks [3]	8,591	8,742	5,773	(2)	49

Utilized economic capital	33,440	32,205	29,971	4	12

Utilized economic capital by segment (CHF million)

Private Banking	7,357	7,074	6,477	4	14

Investment Banking	20,851	19,725	19,073	6	9

Asset Management	3,314	3,491	3,345	(5)	(1)

Corporate Center [4]	1,922	1,921	1,092	0	76

Utilized economic capital - Credit Suisse [5]	33,440	32,205	29,971	4	12

Average utilized economic capital by segment (CHF million)

Private Banking	7,216	6,959	6,695	4	8

Investment Banking	20,288	19,698	19,412	3	5

Asset Management	3,402	3,371	3,536	1	(4)

Corporate Center [4]	1,922	1,119	1,106	72	74

Average utilized economic capital - Credit Suisse [6]	32,823	31,137	30,731	5	7

Prior utilized economic capital and economic capital resources balances have been restated for methodology changes in order to show meaningful trends.
1 4Q11 reported under Basel II.5. Prior periods were reported under Basel II and are therefore not comparable. 2 Primarily includes securitization adjustments, anticipated dividends (of which 50% is assumed in 4Q11 to be distributed in shares) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2012. 4 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 5 Includes a diversification benefit of CHF 4 million, CHF 6 million and CHF 16 million as of the end of 4Q11, 3Q11, and 4Q10, respectively. 6 Includes a diversification benefit of CHF 5 million, CHF 10 million and CHF 18 million as of the end of 4Q11, 3Q11 and 4Q10, respectively.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 4Q11, there were no methodology changes.
Utilized economic capital trends
In 4Q11, our utilized economic capital increased 4% compared to 3Q11, due to higher position risks in fixed income trading, emerging markets country event risk and private banking corporate & retail lending exposures, as well as higher operational risk. The increases were partially offset by lower real estate & structured assets and equity trading & investments position risks. Excluding the US dollar translation impact, utilized economic capital increased 2%.

For Private Banking, utilized economic capital increased 4%, due to higher operational risk and higher private banking corporate & retail lending position risk.
For Investment Banking, utilized economic capital increased 6%. Excluding the US dollar translation impact, utilized economic capital increased 3%, mainly due to higher position risks in fixed income trading and emerging markets country event risk, as well as higher operational risk. The increases were partially offset by lower position risks in real estate & structured assets and international lending & counterparty exposures.

For Asset Management, utilized economic capital decreased 5%. Excluding the US dollar translation impact, utilized economic capital decreased 7%, mainly due to lower equity trading & investments position risk and lower operational risk.

For Corporate Center, utilized economic capital was stable.
For further information on our position risk, refer to Risk management – Key position risk trends.
Risk management
Our overall position risk increased 6% in 4Q11. Excluding the US dollar translation impact, position risk increased 2%. Average risk management VaR decreased 8% to USD 84 million in 4Q11 and period-end risk management VaR decreased 29% to USD 79 million.

Economic capital and position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes and 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2010.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. In 4Q11, there were no changes to the economic capital methodology.

Position risk
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,813	1,966	2,658	43	6

Equity trading & investments	2,322	2,429	2,399	(4)	(3)

Private banking corporate & retail lending	2,182	2,059	2,072	6	5

International lending & counterparty exposures	4,572	4,607	4,230	(1)	8

Emerging markets country event risk	860	731	632	18	36

Real estate & structured assets [2]	2,111	2,389	2,597	(12)	(19)

Simple sum across risk categories	14,860	14,181	14,588	5	2

Diversification benefit [3]	(2,670)	(2,636)	(2,631)	1	1

Position risk (99% confidence level for risk management purposes)	12,190	11,545	11,957	6	2

Position risk (99.97% confidence level for capital management purposes)	21,721	20,574	21,262	6	2

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Key position risk trends
Position risk for risk management purposes at the end of 4Q11 increased 6% compared to the end of 3Q11. Excluding the US dollar translation impact, position risk increased 2%, mainly due to higher credit spread exposures from reduced hedges in emerging markets and higher interest rate risk from increased US dollar exposures in fixed income trading. Position risk also increased due to higher commercial loans exposure in private banking corporate & retail lending and higher exposures in Middle East, Eastern Europe and Latin America in emerging markets country event risk. These increases were partially offset by decreased RMBS exposure from the sale of non-agency securities in real estate & structured assets, reduced investment grade counterparty positions in international lending & counterparty exposures and lower traded equities and decreased illiquid investments due to the sale of a private equity investment in equity trading & investments.

Compared to the end of 4Q10, position risk for risk management purposes increased 2%, primarily due to higher corporate banking and leveraged finance loan risk in international lending & counterparty exposures, higher exposures in Asia and Eastern Europe in emerging markets country event risk, higher interest rate exposures in fixed income trading and higher commercial loans exposure in private banking corporate & retail lending. These increases were partially offset by lower RMBS exposure in real estate & structured assets and lower private equity exposure in equity trading & investments.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. We use risk management VaR for internal risk management purposes and regulatory VaR for regulatory capital purposes. Our VaR methodology is the same for both VaR measures, except for the confidence levels and holding periods. Other tools, including stress testing, are more appropriate for modeling the impact from severe market conditions.

Effective January 1, 2011, we implemented new risk measurement models, including an incremental risk charge and stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In June 2011, we made significant revisions to our VaR methodology, including changing the historical dataset from three to two years, employing exponential weighting to give emphasis to more recent market data, and modifying the confidence level and holding period of risk management VaR. We have restated risk management VaR for prior periods to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only. For further information, refer to IV – Treasury, risk, balance sheet and off-balance sheet – Risk management – Market risk in the Credit Suisse Financial Report 2Q11.

For risk management VaR, we use a one-day holding period based on a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period.

In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

4Q11 (CHF million)

Average	75	14	3	23	(38)		77	71

Minimum	59	7	2	18	–	[1]	60	49

Maximum	99	24	5	28	–	[1]	107	89

End of period	73	12	4	25	(40)		74	79

3Q11 (CHF million)

Average	69	10	7	20	(30)		76	62

Minimum	54	6	2	15	–	[1]	54	50

Maximum	88	25	14	28	–	[1]	104	77

End of period	84	10	5	23	(23)		99	56

4Q10 (CHF million)

Average	91	18	23	23	(65)		90	137

Minimum	73	10	15	15	–	[1]	70	103

Maximum	108	29	27	43	–	[1]	111	205

End of period	74	17	15	20	(51)		75	124

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

4Q11 (USD million)

Average	82	15	3	25	(41)		84	78

Minimum	64	8	2	20	–	[1]	65	55

Maximum	107	26	5	32	–	[1]	116	97

End of period	77	13	4	27	(42)		79	84

3Q11 (USD million)

Average	83	12	9	24	(37)		91	75

Minimum	74	8	3	18	–	[1]	74	62

Maximum	99	29	16	32	–	[1]	117	87

End of period	94	11	5	26	(25)		111	62

4Q10 (USD million)

Average	94	19	24	24	(68)		93	140

Minimum	76	10	15	15	–	[1]	73	104

Maximum	111	30	28	44	–	[1]	113	210

End of period	78	18	16	22	(54)		80	132

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR decreased 8% to USD 84 million from 3Q11. The decrease reflected lower risk across fixed income due to a rebalancing of ineffective hedge positions arising from unfavorable market movements, and sales of client inventory in securitized products. It also reflected reduced risk to sovereign debt, particularly Italy and Spain, the unwinding of the hard currency trading business in emerging markets in Investment Banking and increased diversification benefit. Compared to 4Q10, average risk management VaR decreased 10%, reflecting decreased risk across fixed income due to sales of RMBS client inventory amid low market liquidity and continued low client activity.

Period-end risk management VaR decreased 29% to USD 79 million from 3Q11 reflecting the risk reductions across fixed income. Compared to 4Q10, period-end risk management VaR was stable.
Various techniques are used to assess the accuracy of the VaR models, including backtesting. We present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 4Q11. FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues. For further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 4Q11 with those for 3Q11 and 4Q10. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 4Q11, we had 16 loss days, compared to 12 in 3Q11, as difficult market-making and market conditions, particularly in fixed income, continued.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 6.6 million as of the end of 4Q11, compared to a valuation increase of CHF 5.4 million as of the end of 3Q11.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2010. For further information on counterparty credit risk, refer to Note 26 – Financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and unused credit limits which can be revoked at our sole discretion upon notice to the client in Private Banking.

Credit risk
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Balance sheet (CHF million)

Gross loans	234,357	227,369	219,891	3	7

Loans held-for-sale	20,457	22,215	24,925	(8)	(18)

Traded loans	3,581	3,756	4,346	(5)	(18)

Derivative instruments [1]	56,254	67,934	50,477	(17)	11

Total balance sheet	314,649	321,274	299,639	(2)	5

Off-balance sheet (CHF million)

Loan commitments [2]	220,560	219,668	209,553	0	5

Credit guarantees and similar instruments	7,348	6,715	7,408	9	(1)

Irrevocable commitments under documentary credits	5,687	5,385	4,551	6	25

Total off-balance sheet	233,595	231,768	221,512	1	5

Total credit risk	548,244	553,042	521,151	(1)	5

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 138 billion, CHF 138 billion and CHF 137 billion of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 4Q11, 3Q11 and 4Q10 respectively.

Selected European credit risk exposures
Gross credit risk exposures presented on a risk-based view include loans and loan commitments, investments (such as cash, securities and other investments) and all exposures of derivatives (not limited to credit protection purchased and sold), after consideration of legally enforceable netting agreements. Net exposures reflect risk mitigation including credit default swaps (CDS) and other hedges, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking exposures to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

Selected European credit risk exposures
end of 4Q11	Sovereigns				Financial institutions				Corporates & Other

	Gross	[1]	Net	[2]	Gross	[1]	Net	[2]	Gross	[1]	Net	[2]

Credit risk exposure (EUR billion)

Greece	0.2		0.1		0.1		0.0		0.5		0.1

Ireland	0.0		0.0		1.8		0.4		0.9		0.4

Italy	3.5		0.5		2.7		1.0		2.5		1.0

Portugal	0.1		0.0		0.2		0.0		0.2		0.1

Spain	0.0		0.0		2.1		0.9		1.9		0.9

Total	3.8		0.6		6.9		2.3		6.0		2.5

1 Gross exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the positive replacement value of derivative instruments used for hedging purposes after consideration of legally enforceable netting agreements, the notional value of investments in money market funds and the market values of financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level. Gross exposure also includes the net long inventory of other trading and non-trading physical debt positions (e.g., bonds) and synthetic positions (e.g., CDS and total return swaps), each at market value, all netted at issuer level. 2 Net exposure represents gross exposure net of risk mitigation, including CDS and other hedges, guarantees, insurance and collateral (primarily cash, securities and real estate).

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of the end of 4Q11 was EUR 3.8 billion. Our net exposure to these sovereigns was EUR 0.6 billion. Our sovereign bond holdings in these countries were entirely offset by short positions in such bonds. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 4Q11 included net exposure to financial institutions of EUR 2.3 billion and to corporates and other counterparties of EUR 2.5 billion. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries, otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

Our credit risk exposure to these European countries is managed as part of our risk management process. In addition, the Group makes use of country limits and performs scenario analyses on a regular basis which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions.

Loan exposure
Compared to the end of 3Q11, gross loans increased CHF 7.0 billion to CHF 234.4 billion. In Private Banking, gross loans increased 2% to CHF 197.0 billion, primarily reflecting increases in commercial and industrial loans, mortgages and consumer finance, and the US dollar translation impact. Gross loans in Investment Banking increased 8% to CHF 37.3 billion, due to increases in loans to financial institutions and commercial and industrial loans, and the US dollar translation impact.

Gross impaired loans of CHF 1.7 billion increased 15% in 4Q11, mainly due to an increase in Private Banking, primarily in potential problem loans and non-performing loans, partially offset by a decrease in Investment Banking across all impaired loan categories. A portion of the impaired loans is economically hedged by insurance and other risk mitigation, including CDS.

We recorded a net provision for credit losses of CHF 97 million in 4Q11, compared to a net provision of CHF 84 million in 3Q11, with a net provision of CHF 75 million and CHF 22 million in Private Banking and Investment Banking, respectively. For further information, refer to II – Results by division – Private Banking and Investment Banking.

Compared to the end of 4Q10, gross loans increased 7%, mainly in Private Banking. The increase was primarily due to higher consumer loans and commercial and industrial loans. Gross impaired loans decreased CHF 145 million, or 8%, driven by lower non-performing loans across the Group and lower non-interest-earning loans in Private Banking, partially offset by higher potential problem loans in Private Banking.

Loans
	Private Banking						Investment Banking			Credit Suisse			[1]

end of	4Q11		3Q11		4Q10		4Q11	3Q11	4Q10	4Q11	3Q11	4Q10

Loans (CHF million)

Mortgages	88,255		87,640		84,625		0	0	0	88,255	87,640	84,625

Loans collateralized by securities	26,461		26,465		24,552		0	0	0	26,461	26,465	24,552

Consumer finance	6,031		5,524		5,026		664	702	682	6,695	6,228	5,708

Consumer	120,747		119,629		114,203		664	702	682	121,411	120,333	114,885

Real estate	23,287		23,318		21,209		1,898	1,964	2,153	25,185	25,282	23,362

Commercial and industrial loans	44,620		41,838		39,812		15,367	14,582	14,861	59,998	56,426	54,673

Financial institutions	7,085		6,863		7,309		18,288	16,176	17,463	25,373	23,045	24,764

Governments and public institutions	1,278		1,240		1,131		1,112	1,043	1,076	2,390	2,283	2,207

Corporate & institutional	76,270	[2]	73,259	[2]	69,461	[2]	36,665	33,765	35,553	112,946	107,036	105,006

Gross loans	197,017		192,888		183,664		37,329	34,467	36,235	234,357	227,369	219,891

of which held at fair value	402		387		–		20,292	19,294	18,552	20,694	19,681	18,552

Net (unearned income) / deferred expenses	(6)		(12)		(2)		(28)	(27)	(30)	(34)	(39)	(32)

Allowance for loan losses [3]	(743)		(699)		(782)		(167)	(184)	(235)	(910)	(883)	(1,017)

Net loans	196,268		192,177		182,880		37,134	34,256	35,970	233,413	226,447	218,842

Impaired loans (CHF million)

Non-performing loans	602		564		626		156	174	335	758	738	961

Non-interest-earning loans	230		233		321		32	33	19	262	266	340

Total non-performing and non-interest-earning loans	832		797		947		188	207	354	1,020	1,004	1,301

Restructured loans	5		4		4		13	37	48	18	41	52

Potential problem loans	603		358		397		77	95	113	680	453	510

Total other impaired loans	608		362		401		90	132	161	698	494	562

Gross impaired loans [3]	1,440		1,159		1,348		278	339	515	1,718	1,498	1,863

of which loans with a specific allowance	1,286		941		1,164		261	323	487	1,547	1,264	1,651

of which loans without a specific allowance	154		218		184		17	16	28	171	234	212

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	699		700		822		184	216	287	883	916	1,109

Net movements recognized in statements of operations	77		27		4		19	3	(41)	96	30	(37)

Gross write-offs	(51)		(44)		(47)		(42)	(54)	(3)	(93)	(98)	(50)

Recoveries	7		9		12		2	0	3	9	9	15

Net write-offs	(44)		(35)		(35)		(40)	(54)	0	(84)	(89)	(35)

Provisions for interest	4		1		1		4	0	2	8	1	3

Foreign currency translation impact and other adjustments, net	7		6		(10)		0	19	(13)	7	25	(23)

Balance at end of period [3]	743		699		782		167	184	235	910	883	1,017

of which individually evaluated for impairment	544		505		585		106	122	164	650	627	749

of which collectively evaluated for impairment	199		194		197		61	62	71	260	256	268

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.4		0.5		1.1	1.4	2.0	0.5	0.5	0.6

Gross impaired loans / Gross loans [4]	0.7		0.6		0.7		1.6	2.2	2.9	0.8	0.7	0.9

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	89.3		87.7		82.6		88.8	88.9	66.4	89.2	87.9	78.2

Allowance for loan losses / Gross impaired loans [3]	51.6		60.3		58.0		60.1	54.3	45.6	53.0	58.9	54.6

1 Includes Asset Management and Corporate Center, in addition to Private Banking and Investment Banking. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 62,036 million, CHF 59,927 million and CHF 55,124 million at the end of 4Q11, 3Q11 and 4Q10, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Balance sheet and off-balance sheet
Total assets were CHF 1,049.2 billion, total liabilities were CHF 1,008.1 billion and total equity was CHF 41.1 billion. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Assets (CHF million)

Cash and due from banks	110,573	92,376	65,467	20	69

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	239,747	220,443	(1)	7

Trading assets	279,553	300,342	324,704	(7)	(14)

Net loans	233,413	226,447	218,842	3	7

Brokerage receivables	43,446	57,020	38,769	(24)	12

All other assets	145,217	145,589	163,780	0	(11)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2

Liabilities and equity (CHF million)

Due to banks	40,147	47,876	37,493	(16)	7

Customer deposits	313,401	314,952	287,564	0	9

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	169,373	168,394	4	5

Trading liabilities	127,760	137,554	133,997	(7)	(5)

Long-term debt	162,655	164,177	173,752	(1)	(6)

Brokerage payables	68,034	70,212	61,746	(3)	10

All other liabilities	119,524	114,899	126,044	4	(5)

Total liabilities	1,008,080	1,019,043	988,990	(1)	2

Total shareholders' equity	33,674	33,519	33,282	0	1

Noncontrolling interests	7,411	8,959	9,733	(17)	(24)

Total equity	41,085	42,478	43,015	(3)	(4)

Total liabilities and equity	1,049,165	1,061,521	1,032,005	(1)	2

Balance sheet
Total assets were CHF 1,049.2 billion as of the end of 4Q11, down CHF 12.4 billion, or 1%, from the end of 3Q11, primarily driven by a decrease from operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 39.9 billion.

In Swiss francs, trading assets decreased CHF 20.8 billion, or 7%, driven by a decrease in debt securities reflecting ongoing sovereign debt and banking crisis and a reduction in derivatives trading positions. Brokerage receivables decreased CHF 13.6 billion, or 24%, reflecting reduced client activity including customer margin lending and open trades. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 2.8 billion, or 1%, mainly driven by a decrease in cash collateral on equity securities borrowed. Cash and due from banks increased CHF 18.2 billion, or 20%, mainly driven by an increase in central bank holdings. Net loans increased CHF 7.0 billion, or 3%, primarily from higher commercial and industrial loans across the Group and higher loans to financial institutions in Investment Banking.

All other assets were stable at CHF 145.2 billion, as a decrease in other investments, from the sale of a private equity investment, was offset by an increase in securities received as collateral.
Total liabilities were CHF 1,008.1 billion as of the end of 4Q11, down CHF 11.0 billion, or 1%, from the end of 3Q11, primarily driven by a decrease from operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 38.7 billion.

In Swiss francs, trading liabilities decreased CHF 9.8 billion, or 7%, reflecting a decrease in short positions, mainly government bonds, and a reduction in derivatives trading positions. Due to banks was down CHF 7.7 billion, or 16%, mainly due to a decrease in overnight and time deposits from banks. Brokerage payables decreased CHF 2.2 billion, or 3%, reflecting a decrease in open trades in prime brokerage. Customer deposits decreased CHF 1.6 billion to CHF 313.4 billion, mainly due to decreases in certificates of deposit and time deposits in the US, mostly offset by increases in Europe and Switzerland. Long-term debt decreased CHF 1.5 billion, or 1%, reflecting the maturing of senior and subordinated debt, partially offset by the issuance of international and domestic covered bonds. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 7.2 billion, or 4%, due to increases in repurchase agreements in the US and in Switzerland, partially offset by decreases in repurchase agreements in Europe.

All other liabilities were CHF 119.5 billion, up CHF 4.6 billion, or 4%, due to increases in short-term borrowings and in obligation to return securities received as collateral.
For further information, including our funding of the balance sheet and the leverage ratio, refer to Treasury management – Funding sources and uses and Capital management.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2010 and Note 24 – Guarantees and commitments and Note 29 – Litigation in V – Condensed consolidated financial statements – unaudited.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements unaudited
Notes to the condensed consolidated financial statements unaudited

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,093	5,375	5,631	(5)	(10)	23,002	25,533	(10)

Interest expense	(3,436)	(3,729)	(3,955)	(8)	(13)	(16,569)	(18,992)	(13)

Net interest income	1,657	1,646	1,676	1	(1)	6,433	6,541	(2)

Commissions and fees	2,757	3,061	3,827	(10)	(28)	12,952	14,078	(8)

Trading revenues	(27)	1,920	1,315	–	–	5,020	9,338	(46)

Other revenues	101	62	450	63	(78)	1,820	1,429	27

Net revenues	4,488	6,689	7,268	(33)	(38)	26,225	31,386	(16)

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Compensation and benefits	3,021	3,067	3,371	(1)	(10)	13,213	14,599	(9)

General and administrative expenses	1,879	2,209	1,743	(15)	8	7,372	7,231	2

Commission expenses	480	485	575	(1)	(17)	1,992	2,148	(7)

Total other operating expenses	2,359	2,694	2,318	(12)	2	9,364	9,379	0

Total operating expenses	5,380	5,761	5,689	(7)	(5)	22,577	23,978	(6)

Income/(loss) from continuing operations before taxes	(989)	844	1,602	–	–	3,461	7,487	(54)

Income tax expense/(benefit)	(397)	332	405	–	–	671	1,548	(57)

Income/(loss) from continuing operations	(592)	512	1,197	–	–	2,790	5,939	(53)

Income/(loss) from discontinued operations, net of tax	0	0	0	–	–	0	(19)	100

Net income/(loss)	(592)	512	1,197	–	–	2,790	5,920	(53)

Net income/(loss) attributable to noncontrolling interests	45	(171)	356	–	(87)	837	822	2

Net income/(loss) attributable to shareholders	(637)	683	841	–	–	1,953	5,098	(62)

of which from continuing operations	(637)	683	841	–	–	1,953	5,117	(62)

of which from discontinued operations	0	0	0	–	–	0	(19)	100

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(0.62)	0.54	0.59	–	–	1.37	3.93	(65)

Basic earnings/(loss) per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings/(loss) per share	(0.62)	0.54	0.59	–	–	1.37	3.91	(65)

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	(0.62)	0.53	0.59	–	–	1.36	3.91	(65)

Diluted earnings/(loss) per share from discontinued operations	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings/(loss) per share	(0.62)	0.53	0.59	–	–	1.36	3.89	(65)

Consolidated balance sheets (unaudited)
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Assets (CHF million)

Cash and due from banks	110,573	92,376	65,467	20	69

of which reported from consolidated VIEs	1,396	1,218	1,432	15	(3)

Interest-bearing deposits with banks	2,272	2,244	1,524	1	49

of which reported at fair value	405	394	0	3	–

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	239,747	220,443	(1)	7

of which reported at fair value	158,673	158,281	136,906	0	16

Securities received as collateral, at fair value	30,191	28,812	42,147	5	(28)

of which encumbered	20,447	18,538	21,352	10	(4)

Trading assets, at fair value	279,553	300,342	324,704	(7)	(14)

of which encumbered	73,749	79,134	87,723	(7)	(16)

of which reported from consolidated VIEs	6,399	6,420	8,717	0	(27)

Investment securities	5,160	5,403	8,397	(4)	(39)

of which reported at fair value	5,158	5,144	7,945	0	(35)

of which reported from consolidated VIEs	41	64	72	(36)	(43)

Other investments	13,226	14,566	16,482	(9)	(20)

of which reported at fair value	9,751	11,496	13,448	(15)	(27)

of which reported from consolidated VIEs	2,346	2,291	2,334	2	1

Net loans	233,413	226,447	218,842	3	7

of which reported at fair value	20,694	19,681	18,552	5	12

of which encumbered	471	460	783	2	(40)

of which reported from consolidated VIEs	5,940	4,329	3,745	37	59

allowance for loan losses	(910)	(883)	(1,017)	3	(11)

Premises and equipment	7,193	6,936	6,725	4	7

of which reported from consolidated VIEs	646	106	72	–	–

Goodwill	8,591	8,361	8,585	3	0

Other intangible assets	288	269	312	7	(8)

of which reported at fair value	70	50	66	40	6

Brokerage receivables	43,446	57,020	38,769	(24)	12

Other assets	78,296	78,998	79,585	(1)	(2)

of which reported at fair value	35,765	36,975	39,470	(3)	(9)

of which encumbered	2,255	2,281	2,388	(1)	(6)

of which reported from consolidated VIEs	13,002	15,200	19,570	(14)	(34)

Assets of discontinued operations held-for-sale	0	0	23	–	(100)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2

Consolidated balance sheets (unaudited) (continued)
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	40,147	47,876	37,493	(16)	7

of which reported at fair value	2,721	3,075	3,444	(12)	(21)

Customer deposits	313,401	314,952	287,564	0	9

of which reported at fair value	4,599	4,534	3,537	1	30

of which reported from consolidated VIEs	221	517	54	(57)	309

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	169,373	168,394	4	5

of which reported at fair value	136,483	131,844	123,697	4	10

Obligation to return securities received as collateral, at fair value	30,191	28,812	42,147	5	(28)

Trading liabilities, at fair value	127,760	137,554	133,997	(7)	(5)

of which reported from consolidated VIEs	1,286	1,208	188	6	–

Short-term borrowings	26,116	23,176	21,683	13	20

of which reported at fair value	3,547	3,247	3,308	9	7

of which reported from consolidated VIEs	6,141	4,150	4,333	48	42

Long-term debt	162,655	164,177	173,752	(1)	(6)

of which reported at fair value	70,366	74,501	83,692	(6)	(16)

of which reported from consolidated VIEs	14,858	16,739	19,739	(11)	(25)

Brokerage payables	68,034	70,212	61,746	(3)	10

Other liabilities	63,217	62,911	62,214	0	2

of which reported at fair value	31,092	31,011	29,185	0	7

of which reported from consolidated VIEs	746	729	840	2	(11)

Total liabilities	1,008,080	1,019,043	988,990	(1)	2

Common shares	49	48	47	2	4

Additional paid-in capital	21,796	21,159	23,026	3	(5)

Retained earnings	27,053	27,804	25,316	(3)	7

Treasury shares, at cost	(90)	0	(552)	–	(84)

Accumulated other comprehensive income/(loss)	(15,134)	(15,492)	(14,555)	(2)	4

Total shareholders' equity	33,674	33,519	33,282	0	1

Noncontrolling interests	7,411	8,959	9,733	(17)	(24)

Total equity	41,085	42,478	43,015	(3)	(4)

Total liabilities and equity	1,049,165	1,061,521	1,032,005	(1)	2

	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,868.1	1,868.1	1,468.3	0	27

Common shares issued (million)	1,224.3	1,203.0	1,186.1	2	3

Treasury shares (million)	(4.0)	0.0	(12.2)	–	(67)

Shares outstanding (million)	1,220.3	1,203.0	1,173.9	1	4

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

4Q11 (CHF million)

Balance at beginning of period	48	21,159		27,804	0	(15,492)	33,519	8,959		42,478	1,203,003,992	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	5		–	–	–	5	(101)		(96)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(1,664)		(1,664)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	28		28	–

Net income/(loss)	–	–		(637)	–	–	(637)	29	[4]	(608)	–

Gains/(losses) on cash flow hedges	–	–		–	–	(6)	(6)	–		(6)	–

Foreign currency translation	–	–		–	–	686	686	223		909	–

Unrealized gains/(losses) on securities	–	–		–	–	(8)	(8)	–		(8)	–

Actuarial gains/(losses)	–	–		–	–	(699)	(699)	–		(699)	–

Net prior service cost	–	–		–	–	385	385	–		385	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	358	358	223		581	–

Issuance of common shares	1	444		–	–	–	445	–		445	21,329,070

Sale of treasury shares	–	(25)		–	1,653	–	1,628	–		1,628	72,803,244

Repurchase of treasury shares	–	–		–	(1,745)	–	(1,745)	–		(1,745)	(76,904,351)

Share-based compensation, net of tax	–	344	[5]	–	2	–	346	1		347	91,033

Cash dividends paid	–	–		(114)	–	–	(114)	(14)		(128)	–

Changes in redeemable noncontrolling interests	–	(131)	[6]	–	–	–	(131)	(50)		(181)	–

Balance at end of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085	1,220,322,988	[7]

1 At par value CHF 0.04 each, fully paid. A maximum of 665,136,074 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 16 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 18 million from the excess recognized compensation expense over fair value of shares delivered. 6 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 7 At par value CHF 0.04 each, fully paid, net of 4,010,074 treasury shares. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

3Q11 (CHF million)

Balance at beginning of period	48	21,107	27,121	(111)	(16,949)	31,216	9,091	40,307	1,199,099,753

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	3	–	–	–	3	(4)	(1)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(631)	(631)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	248	248	–

Net income/(loss)	–	–	683	–	–	683	(178)	505	–

Foreign currency translation	–	–	–	–	1,394	1,394	448	1,842	–

Unrealized gains/(losses) on securities	–	–	–	–	28	28	–	28	–

Actuarial gains/(losses)	–	–	–	–	31	31	–	31	–

Net prior service cost	–	–	–	–	4	4	–	4	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	1,457	1,457	448	1,905	–

Issuance of common shares	–	16	–	–	–	16	–	16	800,843

Sale of treasury shares	–	6	–	2,473	–	2,479	–	2,479	98,020,445

Repurchase of treasury shares	–	–	–	(2,373)	–	(2,373)	–	(2,373)	(95,274,393)

Share-based compensation, net of tax	–	224	–	11	–	235	–	235	357,344

Financial instruments indexed to own shares	–	(38)	–	–	–	(38)	–	(38)	–

Cash dividends paid	–	–	–	–	–	–	(15)	(15)	–

Changes in redeemable noncontrolling interests	–	(159)	–	–	–	(159)	–	(159)	–

Balance at end of period	48	21,159	27,804	0	(15,492)	33,519	8,959	42,478	1,203,003,992

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

4Q10 (CHF million)

Balance at beginning of period	47	22,656	24,570	(93)	(13,092)	34,088	10,587	44,675	1,184,336,359

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(21)	–	–	–	(21)	(16)	(37)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(948)	(948)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	48	48	–

Net income/(loss)	–	–	841	–	–	841	356	1,197	–

Gains/(losses) on cash flow hedges	–	–	–	–	(16)	(16)	–	(16)	–

Foreign currency translation	–	–	–	–	(1,294)	(1,294)	(291)	(1,585)	–

Unrealized gains/(losses) on securities	–	–	–	–	(35)	(35)	–	(35)	–

Actuarial gains/(losses)	–	–	–	–	(121)	(121)	–	(121)	–

Net prior service cost	–	–	–	–	3	3	–	3	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(1,463)	(1,463)	(291)	(1,754)	–

Issuance of common shares	–	1	–	–	–	1	–	1	23,615

Sale of treasury shares	–	53	–	3,457	–	3,510	–	3,510	84,149,886

Repurchase of treasury shares	–	–	–	(3,943)	–	(3,943)	–	(3,943)	(95,166,551)

Share-based compensation, net of tax	–	308	–	27	–	335	2	337	602,756

Financial instruments indexed to own shares	–	29	–	–	–	29	–	29	–

Cash dividends paid	–	–	(95)	–	–	(95)	(16)	(111)	–

Change in scope of consolidation, net	–	–	–	–	–	–	11	11	–

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

2011 (CHF million)

Balance at beginning of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	6		–	–	–	6	(106)		(100)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(3,042)		(3,042)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)		–	–	–	(7)	7		–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	522		522	–

Net income/(loss)	–	–		1,953	–	–	1,953	788	[4]	2,741	–

Gains/(losses) on cash flow hedges	–	–		–	–	(33)	(33)	–		(33)	–

Foreign currency translation	–	–		–	–	(308)	(308)	45		(263)	–

Unrealized gains/(losses) on securities	–	–		–	–	(18)	(18)	–		(18)	–

Actuarial gains/(losses)	–	–		–	–	(615)	(615)	–		(615)	–

Net prior service cost	–	–		–	–	395	395	–		395	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(579)	(579)	45		(534)	–

Issuance of common shares	2	1,125		–	–	–	1,127	–		1,127	38,158,620

Sale of treasury shares	–	(102)		–	11,955	–	11,853	–		11,853	367,978,216

Repurchase of treasury shares	–	–		–	(11,790)	–	(11,790)	–		(11,790)	(366,790,491)

Share-based compensation, net of tax	–	(145)	[5]	–	297	–	152	–		152	7,030,578

Financial instruments indexed to own shares [6]	–	164		–	–	–	164	–		164	–

Cash dividends paid	–	(1,646)	[7]	(216)	–	–	(1,862)	(86)		(1,948)	–

Changes in redeemable noncontrolling interests	–	(625)	[8]	–	–	–	(625)	(140)		(765)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(310)		(310)	–

Balance at end of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085	1,220,322,988	[9]

1 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 49 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 280 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group has purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. For further information, refer to Note 24 – Guarantees and commitments – Other commitments. 9 At par value CHF 0.04 each, fully paid, net of 4,010,074 treasury shares. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(20)	–	–	–	(20)	(37)	(57)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2,059)	(2,059)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,907	1,907	–

Net income/(loss)	–	–	5,098	–	–	5,098	822	5,920	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	8	8	–	8	–

Foreign currency translation	–	–	–	–	(2,835)	(2,835)	(744)	(3,579)	–

Unrealized gains/(losses) on securities	–	–	–	–	7	7	–	7	–

Actuarial gains/(losses)	–	–	–	–	(245)	(245)	–	(245)	–

Net prior service cost	–	–	–	–	13	13	–	13	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,052)	(3,052)	(744)	(3,796)	–

Issuance of common shares	–	9	–	–	–	9	–	9	804,260

Sale of treasury shares	–	19	–	24,730	–	24,749	–	24,749	526,878,697

Repurchase of treasury shares	–	–	–	(26,846)	–	(26,846)	–	(26,846)	(569,477,317)

Share-based compensation, net of tax	–	(1,593)	–	2,420	–	827	9	836	46,529,530

Financial instruments indexed to own shares	–	(95)	–	–	–	(95)	–	(95)	–

Cash dividends paid	–	–	(2,656)	–	–	(2,656)	(144)	(2,800)	–

Change in scope of consolidation, net	–	–	–	–	–	–	(911)	(911)	–

Other	–	–	–	–	–	–	78	78	–

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Consolidated statements of comprehensive income (unaudited)
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Comprehensive income (CHF million)

Net income/(loss)	(592)	512	1,197	–	–	2,790	5,920	(53)

Other comprehensive income/(loss), net of tax	581	1,905	(1,754)	(70)	–	(534)	(3,796)	(86)

Comprehensive income/(loss)	(11)	2,417	(557)	–	(98)	2,256	2,124	6

Comprehensive income/(loss) attributable to noncontrolling interests	268	277	65	(3)	312	882	78	–

Comprehensive income/(loss) attributable to shareholders	(279)	2,140	(622)	–	(55)	1,374	2,046	(33)

Consolidated statements of cash flows (unaudited)
	in		% change

	2011	2010	YoY

Operating activities of continuing operations (CHF million)

Net income	2,790	5,920	(53)

(Income)/loss from discontinued operations, net of tax	0	19	100

Income from continuing operations	2,790	5,939	(53)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,196	1,166	3

Provision for credit losses	187	(79)	–

Deferred tax provision	196	1,224	(84)

Share of net income from equity method investments	(45)	(105)	(57)

Trading assets and liabilities, net	39,134	(12,052)	–

(Increase)/decrease in other assets	(7,750)	4,258	–

Increase/(decrease) in other liabilities	5,861	4,155	41

Other, net	(2,939)	3,722	–

Total adjustments	35,840	2,289	–

Net cash provided by/(used in) operating activities of continuing operations	38,630	8,228	369

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(732)	(98)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(15,221)	(27,518)	(45)

Purchase of investment securities	(1,542)	(2,752)	(44)

Proceeds from sale of investment securities	2,118	988	114

Maturities of investment securities	2,462	3,748	(34)

Investments in subsidiaries and other investments	(1,782)	(1,674)	6

Proceeds from sale of other investments	6,784	2,467	175

(Increase)/decrease in loans	(17,242)	3,970	–

Proceeds from sales of loans	689	817	(16)

Capital expenditures for premises and equipment and other intangible assets	(1,739)	(1,689)	3

Proceeds from sale of premises and equipment and other intangible assets	11	17	(35)

Other, net	222	275	(19)

Net cash provided by/(used in) investing activities of continuing operations	(25,972)	(21,449)	21

Consolidated statements of cash flows (unaudited) (continued)
	in		% change

	2011	2010	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	27,935	26,391	6

Increase/(decrease) in short-term borrowings	4,098	10,934	(63)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,182	(7,097)	–

Issuances of long-term debt	34,234	57,910	(41)

Repayments of long-term debt	(37,127)	(51,390)	(28)

Issuances of common shares	1,127	9	–

Sale of treasury shares	11,853	24,749	(52)

Repurchase of treasury shares	(11,790)	(26,846)	(56)

Dividends paid/capital repayments	(1,948)	(2,800)	(30)

Excess tax benefits related to share-based compensation	0	615	(100)

Other, net	(2,508)	553	–

Net cash provided by/(used in) financing activities of continuing operations	33,056	33,028	0

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(633)	(6,155)	(90)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(42)	–

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	45,106	13,610	231

Cash and due from banks at beginning of period	65,467	51,857	26

Cash and due from banks at end of period	110,573	65,467	69

Supplemental cash flow information (unaudited)
	in		% change

	2011	2010	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,099	1,041	6

Cash paid for interest	17,257	19,012	(9)

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2010, included in the Credit Suisse Annual Report 2010. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 3Q11 consolidated statements of operations, consolidated balance sheet and consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a description of accounting standards adopted in 2010, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

ASC Topic 310 – Receivables
In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011-02), an update to Accounting Standards Codification (ASC) Topic 310 – Receivables. ASU 2011-02 provides guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In order to meet the requirements for a troubled debt restructuring, a creditor must separately conclude that both the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and also clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. ASU 2011-02 was effective for the first interim or annual reporting period beginning on or after June 15, 2011 and has to be applied retrospectively to the beginning of the annual period of adoption. The Group adopted the provisions of ASU 2011-02 retrospectively to January 1, 2011 and this did not result in loans newly identified as troubled debt restructurings and as such did not impact the Group’s financial condition, results of operations or cash flows.

In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to ASC Topic 310 – Receivables. The amendment in ASU 2011-01 temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to ASC Topic 310 – Receivables. The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses. The disclosures as of the end of a reporting period were effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010. Disclosures about activity that occurred during the reporting period were provided in 1Q11 for the first time. For further information, refer to Note 16 – Loans, allowance for loan losses and credit quality.

ASC Topic 820 – Fair Value Measurement
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to ASC Topic 820 – Fair Value Measurement. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual reporting periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which were effective for interim and annual reporting periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 26 – Financial instruments.

Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. ASU 2011-11 is an update for presentation and as such will not impact the Group’s financial position, results of operation or cash flows.

ASC Topic 220 – Comprehensive Income
In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-12 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 is required to be applied retrospectively and is effective for interim and annual reporting periods beginning after December 15, 2011. ASU 2011-05 is an update only for presentation and the adoption thereof on January 1, 2012 did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. ASU 2011-08 should be applied prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. ASU 2011-10 is effective for interim and annual reporting periods beginning on or after June 15, 2012. The Group is currently evaluating the impact of adoption of ASU 2011-10 on the Group’s financial condition, results of operations and cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations and cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. ASU 2011-03 is effective for the first interim or annual reporting period beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Note 3 Business developments
The Group announced on December 21, 2011, that it signed a definitive agreement to acquire HSBC’s private banking business in Japan. The acquisition, which is subject to regulatory approval, is expected to close in mid-2012.

Note 4 Discontinued operations
On December 31, 2008, the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen. The transaction was completed with the final closing on July 1, 2009. As part of the sale of the traditional investments business, the Group purchased certain assets in the amount of CHF 114 million in 1Q10 in accordance with contractual obligations and recognized losses of CHF 19 million that were included in discontinued operations in 2010. The remaining balance of the assets purchased in 1Q10 was sold, or matured in 1Q11.

Note 5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and IT. The segment information reflects the Group’s reportable segments as follows:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals and UHNWI worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and UHNWI clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have SEI in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, the Group’s tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income before taxes
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net revenues (CHF million)

Private Banking	2,574	2,610	2,914	(1)	(12)	10,877	11,631	(6)

Investment Banking	1,251	2,494	3,478	(50)	(64)	11,496	16,214	(29)

Asset Management	455	471	617	(3)	(26)	2,146	2,332	(8)

Corporate Center	193	1,242	(49)	(84)	–	910	448	103

Noncontrolling interests without SEI	15	(128)	308	–	(95)	796	761	5

Net revenues	4,488	6,689	7,268	(33)	(38)	26,225	31,386	(16)

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	467	183	824	155	(43)	2,348	3,426	(31)

Investment Banking	(1,305)	(190)	558	–	–	79	3,531	(98)

Asset Management	87	92	180	(5)	(52)	553	503	10

Corporate Center	(247)	951	(255)	–	(3)	(231)	(660)	(65)

Noncontrolling interests without SEI	9	(192)	295	–	(97)	712	687	4

Income/(loss) from continuing operations before taxes	(989)	844	1,602	–	–	3,461	7,487	(54)

Total assets
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Total assets (CHF million)

Private Banking	350,955	350,759	337,496	0	4

Investment Banking	804,420	817,957	803,613	(2)	0

Asset Management	28,667	28,097	27,986	2	2

Corporate Center [1]	(139,626)	(141,541)	(143,945)	(1)	(3)

Noncontrolling interests without SEI	4,749	6,249	6,855	(24)	(31)

Total assets	1,049,165	1,061,521	1,032,005	(1)	2

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Note 6 Net interest income
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net interest income (CHF million)

Loans	1,212	1,202	1,262	1	(4)	4,889	5,268	(7)

Investment securities	21	22	26	(5)	(19)	97	95	2

Trading assets	2,345	2,514	2,879	(7)	(19)	11,695	14,056	(17)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	840	848	700	(1)	20	3,265	2,666	22

Other	675	789	764	(14)	(12)	3,056	3,448	(11)

Interest and dividend income	5,093	5,375	5,631	(5)	(10)	23,002	25,533	(10)

Deposits	(434)	(429)	(407)	1	7	(1,694)	(1,601)	6

Short-term borrowings	(22)	(15)	(14)	47	57	(69)	(63)	10

Trading liabilities	(1,151)	(1,334)	(1,618)	(14)	(29)	(7,125)	(9,011)	(21)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(377)	(396)	(366)	(5)	3	(1,621)	(1,637)	(1)

Long-term debt	(1,342)	(1,425)	(1,452)	(6)	(8)	(5,659)	(6,333)	(11)

Other	(110)	(130)	(98)	(15)	12	(401)	(347)	16

Interest expense	(3,436)	(3,729)	(3,955)	(8)	(13)	(16,569)	(18,992)	(13)

Net interest income	1,657	1,646	1,676	1	(1)	6,433	6,541	(2)

Note 7 Commissions and fees
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Commissions and fees (CHF million)

Lending business	265	340	465	(22)	(43)	1,296	1,455	(11)

Investment and portfolio management	989	939	1,121	5	(12)	4,070	4,316	(6)

Other securities business	23	30	16	(23)	44	90	75	20

Fiduciary business	1,012	969	1,137	4	(11)	4,160	4,391	(5)

Underwriting	182	264	601	(31)	(70)	1,479	2,125	(30)

Brokerage	841	1,028	973	(18)	(14)	4,066	3,953	3

Underwriting and brokerage	1,023	1,292	1,574	(21)	(35)	5,545	6,078	(9)

Other services	457	460	651	(1)	(30)	1,951	2,154	(9)

Commissions and fees	2,757	3,061	3,827	(10)	(28)	12,952	14,078	(8)

Note 8 Trading revenues
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Trading revenues (CHF million)

Interest rate products	1,308	3,034	1,038	(57)	26	6,794	5,866	16

Foreign exchange products	(1,163)	(2,386)	509	(51)	–	(4,433)	2,258	–

Equity/index-related products	214	228	172	(6)	24	1,644	2,211	(26)

Credit products	(586)	1,266	(680)	–	(14)	522	(1,644)	–

Commodity, emission and energy products	(14)	69	192	–	–	361	323	12

Other products	214	(291)	84	–	155	132	324	(59)

Trading revenues	(27)	1,920	1,315	–	–	5,020	9,338	(46)

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Note 9 Other revenues
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Other revenues (CHF million)

Noncontrolling interests without SEI	18	(224)	304	–	(94)	701	737	(5)

Loans held-for-sale	(27)	(12)	(1)	125	–	(4)	(84)	(95)

Long-lived assets held-for-sale	(83)	(21)	(48)	295	73	(40)	(176)	(77)

Equity method investments	40	43	56	(7)	(29)	141	209	(33)

Other investments	10	107	22	(91)	(55)	457	170	169

Other	143	169	117	(15)	22	565	573	(1)

Other revenues	101	62	450	63	(78)	1,820	1,429	27

Note 10 Provision for credit losses
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Provision for credit losses (CHF million)

Provision for loan losses	96	30	(37)	220	–	141	(93)	–

Provision for lending-related and other exposures	1	54	14	(98)	(93)	46	14	229

Provision for credit losses	97	84	(23)	15	–	187	(79)	–

Note 11 Compensation and benefits
	in					% change		in			% change

	4Q11		3Q11		4Q10	QoQ	YoY	2011		2010	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	2,569		2,683		2,994	(4)	(14)	11,474		12,481	(8)

Social security	172		164		175	5	(2)	865		928	(7)

Other [1]	280		220		202	27	39	874		1,190	(27)

Compensation and benefits	3,021	[2]	3,067	[2]	3,371	(1)	(10)	13,213	[2]	14,599	(9)

1 Includes pension and other post-retirement expense of CHF 206 million, CHF 158 million, CHF 114 million, CHF 610 million and CHF 483 million in 4Q11, 3Q11, 4Q10, 2011 and 2010, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 338 million, CHF 235 million and CHF 715 million in 4Q11, 3Q11 and 2011, respectively.

Note 12 General and administrative expenses
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

General and administrative expenses (CHF million)

Occupancy expenses	328	271	307	21	7	1,132	1,191	(5)

IT, machinery, etc.	413	379	339	9	22	1,452	1,348	8

Provisions and losses	75	540	62	(86)	21	704	533	32

Travel and entertainment	120	104	121	15	(1)	443	473	(6)

Professional services	559	489	578	14	(3)	2,074	2,176	(5)

Amortization and impairment of other intangible assets	8	7	9	14	(11)	30	35	(14)

Other	376	419	327	(10)	15	1,537	1,475	4

General and administrative expenses	1,879	2,209	1,743	(15)	8	7,372	7,231	2

Note 13 Earnings per share
	in				% change		in		% change

	4Q11		3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Net income/(loss) attributable to shareholders (CHF million)

Income/(loss) from continuing operations	(637)		683	841	–	–	1,953	5,117	(62)

Income/(loss) from discontinued operations, net of tax	0		0	0	–	–	0	(19)	100

Net income/(loss) attributable to shareholders	(637)		683	841	–	–	1,953	5,098	(62)

Preferred securities dividends	(114)		–	(95)	–	20	(216)	(162)	33

Net income/(loss) attributable to shareholders for basic earnings per share	(751)		683	746	–	–	1,737	4,936	(65)

Available for common shares	(751)		644	705	–	–	1,640	4,670	(65)

Available for unvested share-based payment awards	0		39	41	(100)	(100)	97	266	(64)

Net income/(loss) attributable to shareholders for diluted earnings per share	(751)		683	746	–	–	1,737	4,936	(65)

Available for common shares	(751)		645	705	–	–	1,640	4,671	(65)

Available for unvested share-based payment awards	0		38	41	(100)	(100)	97	265	(63)

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,206.7		1,203.6	1,186.5	0	2	1,198.5	1,194.8	0

Dilutive share options and warrants	0.0		6.2	6.3	(100)	(100)	2.9	5.9	(51)

Dilutive share awards	0.0		14.3	0.0	(100)	–	5.3	0.4	–

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,206.7	[2]	1,224.1	1,192.8	(1)	1	1,206.7	1,201.1	0

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	71.0		72.8	69.1	(2)	3	72.6	67.4	8

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	(0.62)		0.54	0.59	–	–	1.37	3.93	(65)

Basic earnings/(loss) per share from discontinued operations	0.00		0.00	0.00	–	–	0.00	(0.02)	100

Basic earnings/(loss) per share available for common shares	(0.62)		0.54	0.59	–	–	1.37	3.91	(65)

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	(0.62)		0.53	0.59	–	–	1.36	3.91	(65)

Diluted earnings/(loss) per share from discontinued operations	0.00		0.00	0.00	–	–	0.00	(0.02)	100

Diluted earnings/(loss) per share available for common shares	(0.62)		0.53	0.59	–	–	1.36	3.89	(65)

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 33.8 million, 34.2 million, 55.6 million, 37.3 million and 50.2 million for 4Q11, 3Q11, 4Q10, 2011 and 2010, respectively. 2 Due to the net loss in 4Q11, 7.3 million weighted-average share options and warrants outstanding and 17.7 million weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 14 Trading assets and liabilities
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Trading assets (CHF million)

Debt securities	145,035	153,714	154,555	(6)	(6)

Equity securities [1]	66,904	65,390	102,941	2	(35)

Derivative instruments [2]	52,548	64,656	47,744	(19)	10

Other	15,066	16,582	19,464	(9)	(23)

Trading assets	279,553	300,342	324,704	(7)	(14)

Trading liabilities (CHF million)

Short positions	67,639	73,063	76,094	(7)	(11)

Derivative instruments [2]	60,121	64,491	57,903	(7)	4

Trading liabilities	127,760	137,554	133,997	(7)	(5)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	36,474	35,153	28,500	4	28

Receivables not netted [1]	15,809	17,600	14,987	(10)	5

Total	52,283	52,753	43,487	(1)	20

Cash collateral payables (CHF million)

Payables netted against derivative positions	37,639	38,014	29,238	(1)	29

Payables not netted [1]	11,934	13,375	14,428	(11)	(17)

Total	49,573	51,389	43,666	(4)	14

1 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.

Note 15 Investment securities
end of	4Q11	4Q10	% change

Investment securities (CHF million)

Debt securities held-to-maturity	2	452	(100)

Securities available-for-sale	5,158	7,945	(35)

Total investment securities	5,160	8,397	(39)

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

4Q11 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

4Q10 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

4Q11 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

4Q10 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligation	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2011		2010

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	2,117	1	985	3

Realized gains	40	0	5	0

Realized losses	(22)	0	(11)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

4Q11 (CHF million)

Due within 1 year	2	2	5.06	1,833	1,856	3.22

Due from 1 to 5 years	0	0	–	2,459	2,578	3.13

Due from 5 to 10 years	0	0	–	456	472	2.45

Due after 10 years	0	0	–	149	160	3.23

Total debt securities	2	2	5.06	4,897	5,066	3.10

Note 16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

Loans
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Loans (CHF million)

Mortgages	88,255	87,640	84,625	1	4

Loans collateralized by securities	26,461	26,465	24,552	0	8

Consumer finance	6,695	6,228	5,708	7	17

Consumer	121,411	120,333	114,885	1	6

Real estate	25,185	25,282	23,362	0	8

Commercial and industrial loans	59,998	56,426	54,673	6	10

Financial institutions	25,373	23,045	24,764	10	2

Governments and public institutions	2,390	2,283	2,207	5	8

Corporate & institutional	112,946	107,036	105,006	6	8

Gross loans	234,357	227,369	219,891	3	7

of which held at amortized cost	213,663	207,688	201,339	3	6

of which held at fair value	20,694	19,681	18,552	5	12

Net (unearned income)/deferred expenses	(34)	(39)	(32)	(13)	6

Allowance for loan losses	(910)	(883)	(1,017)	3	(11)

Net loans	233,413	226,447	218,842	3	7

Gross loans by location (CHF million)

Switzerland	146,737	144,324	138,989	2	6

Foreign	87,620	83,045	80,902	6	8

Gross loans	234,357	227,369	219,891	3	7

Impaired loan portfolio (CHF million)

Non-performing loans	758	738	961	3	(21)

Non-interest-earning loans	262	266	340	(2)	(23)

Total non-performing and non-interest-earning loans	1,020	1,004	1,301	2	(22)

Restructured loans	18	41	52	(56)	(65)

Potential problem loans	680	453	510	50	33

Total other impaired loans	698	494	562	41	24

Gross impaired loans	1,718	1,498	1,863	15	(8)

Allowance for loan losses
	4Q11			3Q11			4Q10

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	270	613	883	269	647	916	1,109

Net movements recognized in statements of operations	45	51	96	28	2	30	(37)

Gross write-offs	(39)	(54)	(93)	(44)	(54)	(98)	(50)

Recoveries	9	0	9	10	(1)	9	15

Net write-offs	(30)	(54)	(84)	(34)	(55)	(89)	(35)

Provisions for interest	(1)	9	8	1	0	1	3

Foreign currency translation impact and other adjustments, net	5	2	7	6	19	25	(23)

Balance at end of period	289	621	910	270	613	883	1,017

	2011			2010

	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	279	738	1,017	1,395

Net movements recognized in statements of operations	87	54	141	(93)

Gross write-offs	(124)	(175)	(299)	(294)

Recoveries	39	2	41	63

Net write-offs	(85)	(173)	(258)	(231)

Provisions for interest	2	12	14	2

Foreign currency translation impact and other adjustments, net	6	(10)	(4)	(56)

Balance at end of period	289	621	910	1,017

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
	4Q11			3Q11			4Q10

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at end of period	289	621	910	270	613	883	279	738	1,017

of which individually evaluated for impairment	222	428	650	201	426	627	210	539	749

of which collectively evaluated for impairment	67	193	260	69	187	256	69	199	268

Gross loans held at amortized cost (CHF million)

Balance at end of period	121,401	92,262	213,663	120,324	87,364	207,688	114,879	86,460	201,339

of which individually evaluated for impairment	605	942	1,547	538	726	1,264	634	1,017	1,651

of which collectively evaluated for impairment	120,796	91,320	212,116	119,786	86,638	206,424	114,245	85,443	199,688

Purchases, reclassifications and sales
	4Q11			3Q11			2011

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases	–	1,534	1,534	–	510	510	–	4,121	4,121

Reclassifications to loans held-for-sale [1]	–	413	413	–	294	294	–	1,363	1,363

Sales [1]	–	214	214	–	420	420	–	1,117	1,117

1 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, price, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and independent validation procedures.

Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the obligor. Internal ratings may differ from a loan’s external ratings where present. Internal ratings are reviewed at least annually. For the calculation of internal risk estimates and risk-weighted assets, a PD is assigned to each loan. For corporate and institutional loans excluding Swiss corporates, the PD is determined by the internal credit rating. The PD for each rating is calibrated based on historic default experience, using external data from Standard & Poor’s, and backtested to ensure consistency with internal experience. For Swiss corporates and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating.

Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest rate concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, market interest rates for loans with comparable risk to borrowers of the same credit quality are considered.

Reverse repurchase agreements are fully collateralized and in the event of counterparty default the reverse repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. Also, the Group has elected the fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

4Q11 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

4Q10 (CHF million)

Mortgages	147	1,267	10,206	48,270	23,499	949	29	3	0	255	84,625

Loans collateralized by securities	1	69	355	22,547	1,495	28	0	0	0	57	24,552

Consumer finance	1	3	114	2,340	2,065	522	51	28	266	312	5,702

Consumer	149	1,339	10,675	73,157	27,059	1,499	80	31	266	624	114,879

Real estate	25	278	1,955	9,758	10,496	499	0	0	0	77	23,088

Commercial and industrial loans	351	714	1,926	21,008	16,190	3,085	102	239	162	765	44,542

Financial institutions	2,183	2,742	1,635	7,143	2,047	1,305	0	0	20	106	17,181

Governments and public institutions	119	157	235	464	91	60	517	0	0	6	1,649

Corporate & institutional	2,678	3,891	5,751	38,373	28,824	4,949	619	239	182	954	86,460

Gross loans held at amortized cost	2,827	5,230	16,426	111,530	55,883	6,448	699	270	448	1,578	201,339

Value of collateral [1]	2,490	3,792	14,125	103,362	47,813	3,991	76	0	8	740	176,397

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs (for example traded securities are revalued on a daily basis and property values are appraised over a period of more than one year, taking into consideration the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower). If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

4Q11 (CHF million)

Mortgages	88,016	48	12	6	173	239	88,255

Loans collateralized by securities	26,254	180	11	3	13	207	26,461

Consumer finance	5,886	496	86	50	167	799	6,685

Consumer	120,156	724	109	59	353	1,245	121,401

Real estate	24,840	41	3	1	29	74	24,914

Commercial and industrial loans	47,085	454	90	50	169	763	47,848

Financial institutions	17,550	78	2	48	36	164	17,714

Governments and public institutions	1,785	1	0	0	0	1	1,786

Corporate & institutional	91,260	574	95	99	234	1,002	92,262

Gross loans held at amortized cost	211,416	1,298	204	158	587	2,247	213,663

4Q10 (CHF million)

Mortgages	84,305	81	16	18	205	320	84,625

Loans collateralized by securities	24,421	100	10	2	19	131	24,552

Consumer finance	5,032	393	83	28	166	670	5,702

Consumer	113,758	574	109	48	390	1,121	114,879

Real estate	23,004	39	0	1	44	84	23,088

Commercial and industrial loans	43,267	736	96	43	400	1,275	44,542

Financial institutions	17,028	125	4	0	24	153	17,181

Governments and public institutions	1,645	3	1	0	0	4	1,649

Corporate & institutional	84,944	903	101	44	468	1,516	86,460

Gross loans held at amortized cost	198,702	1,477	210	92	858	2,637	201,339

Impaired loans
For further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

4Q11 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

4Q10 (CHF million)

Mortgages	208	22	230	0	74	74	304

Loans collateralized by securities	40	19	59	0	1	1	60

Consumer finance	282	30	312	0	4	4	316

Consumer	530	71	601	0	79	79	680

Real estate	55	13	68	0	15	15	83

Commercial and industrial loans	353	207	560	52	339	391	951

Financial institutions	23	43	66	0	77	77	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	431	269	700	52	431	483	1,183

Gross impaired loans	961	340	1,301	52	510	562	1,863

Gross impaired loan detail
	4Q11			4Q10

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan detail (CHF million)

Mortgages	217	206	41	270	256	50

Loans collateralized by securities	85	83	50	60	52	50

Consumer finance	303	288	131	304	290	110

Consumer	605	577	222	634	598	210

Real estate	46	38	20	80	67	34

Commercial and industrial loans	734	709	318	794	733	407

Financial institutions	156	154	84	137	135	92

Governments and public institutions	6	5	6	6	4	6

Corporate & institutional	942	906	428	1,017	939	539

Gross impaired loans with a specific allowance	1,547	1,483	650	1,651	1,537	749

Mortgages	46	46	–	34	34	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	13	13	–	12	12	–

Consumer	60	60	–	46	46	–

Real estate	15	15	–	3	3	–

Commercial and industrial loans	80	80	–	157	156	–

Financial institutions	16	16	–	6	6	–

Governments and public institutions	0	0	–	0	0	–

Corporate & institutional	111	111	–	166	165	–

Gross impaired loans without specific allowance	171	171	–	212	211	–

Gross impaired loans	1,718	1,654	650	1,863	1,748	749

of which consumer loans	665	637	222	680	644	210

of which corporate and institutional loans	1,053	1,017	428	1,183	1,104	539

Gross impaired loan detail (continued)
	4Q11			3Q11			2011

end of	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan detail (CHF million)

Mortgages	221	0	0	230	0	0	222	1	0

Loans collateralized by securities	87	1	0	41	0	0	82	1	0

Consumer finance	287	1	1	260	0	0	276	2	1

Consumer	595	2	1	531	0	0	580	4	1

Real estate	47	0	0	60	0	0	47	1	1

Commercial and industrial loans	715	2	2	531	2	1	871	7	6

Financial institutions	153	0	0	149	0	0	160	0	0

Governments and public institutions	6	0	0	6	0	0	6	0	0

Corporate & institutional	921	2	2	746	2	1	1,084	8	7

Gross impaired loans with a specific allowance	1,516	4	3	1,277	2	1	1,664	12	8

Mortgages	56	0	0	50	0	0	94	0	0

Loans collateralized by securities	1	0	0	3	0	0	4	0	0

Consumer finance	3	0	0	19	0	0	19	0	0

Consumer	60	0	0	72	0	0	117	0	0

Real estate	14	0	0	64	2	2	74	5	5

Commercial and industrial loans	85	0	0	147	1	0	149	1	0

Financial institutions	18	0	0	19	0	0	19	0	0

Governments and public institutions	0	0	0	0	0	0	0	0	0

Corporate & institutional	117	0	0	230	3	2	242	6	5

Gross impaired loans without specific allowance	177	0	0	302	3	2	359	6	5

Gross impaired loans	1,693	4	3	1,579	5	3	2,023	18	13

of which consumer loans	655	2	1	603	0	0	697	4	1

of which corporate and institutional loans	1,038	2	2	976	5	3	1,326	14	12

Note 17 Other assets and other liabilities
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	15,809	17,600	14,987	(10)	5

Cash collateral on non-derivative transactions	2,083	1,431	1,792	46	16

Derivative instruments used for hedging	3,706	3,278	2,733	13	36

Assets held-for-sale	21,205	23,224	26,886	(9)	(21)

of which loans	20,457	22,215	24,925	(8)	(18)

of which real estate	732	993	1,946	(26)	(62)

Assets held for separate accounts	14,407	14,411	13,815	0	4

Interest and fees receivable	6,090	5,377	5,158	13	18

Deferred tax assets	8,939	8,190	9,417	9	(5)

Prepaid expenses	601	624	452	(4)	33

Failed purchases	1,513	1,337	1,279	13	18

Other	3,943	3,526	3,066	12	29

Other assets	78,296	78,998	79,585	(1)	(2)

Other liabilities (CHF million)

Cash collateral on derivative instruments	11,934	13,375	14,428	(11)	(17)

Cash collateral on non-derivative transactions	1,002	54	20	–	–

Derivative instruments used for hedging	1,998	2,105	1,203	(5)	66

Provisions [1]	1,113	1,270	1,724	(12)	(35)

of which off-balance sheet risk	65	64	552	2	(88)

Liabilities held for separate accounts	14,407	14,411	13,815	0	4

Interest and fees payable	7,142	7,371	6,798	(3)	5

Current tax liabilities	767	763	1,137	1	(33)

Deferred tax liabilities	429	488	412	(12)	4

Failed sales	6,888	6,784	7,354	2	(6)

Other	17,537	16,290	15,323	8	14

Other liabilities	63,217	62,911	62,214	0	2

1 Includes provisions for bridge commitments.

Note 18 Long-term debt
	end of			% change

	4Q11	3Q11	4Q10	QoQ	YoY

Long-term debt (CHF million)

Senior	123,633	123,222	130,792	0	(5)

Subordinated	24,165	24,216	23,221	0	4

Non-recourse liabilities from consolidated VIEs	14,857	16,739	19,739	(11)	(25)

Long-term debt	162,655	164,177	173,752	(1)	(6)

of which reported at fair value	70,366	74,501	83,692	(6)	(16)

Note 19 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

4Q11 (CHF million)

Balance at beginning of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

Increase/(decrease)	(9)	686	(8)	(725)	382	326

Increase/(decrease) due to equity method investments	3	0	0	0	0	3

Reclassification adjustments, included in net income	0	0	0	26	3	29

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

3Q11 (CHF million)

Balance at beginning of period	(60)	(13,858)	79	(3,083)	(27)	(16,949)

Increase/(decrease)	0	1,385	28	5	1	1,419

Reclassification adjustments, included in net income	0	9	0	26	3	38

Balance at end of period	(60)	(12,464)	107	(3,052)	(23)	(15,492)

4Q10 (CHF million)

Balance at beginning of period	(17)	(10,176)	152	(3,015)	(36)	(13,092)

Increase/(decrease)	(3)	(1,294)	(35)	(148)	0	(1,480)

Increase/(decrease) due to equity method investments	(3)	0	0	0	0	(3)

Reclassification adjustments, included in net income	(10)	0	0	27	3	20

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

2011 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	(5)	(324)	6	(720)	383	(660)

Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)

Reclassification adjustments, included in net income	(27)	16	(24)	105	12	82

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

2010 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	46	(2,822)	0	(338)	0	(3,114)

Increase/(decrease) due to equity method investments	(15)	0	1	0	0	(14)

Reclassification adjustments, included in net income	(23)	(13)	6	93	13	76

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Note 20 Tax
Effective tax rate
in	4Q11	3Q11	4Q10	2011	2010

Effective tax rate (%)

Effective tax rate	40.1	39.3	25.3	19.4	20.7

The tax benefit recorded in 4Q11 reflected the geographical mix of results and the re-assessment of deferred tax balances that led to increases of net deferred tax assets in Switzerland, partially offset by an increase in the valuation allowances against deferred tax assets in the UK and Asia and a write-down of deferred tax assets reflecting legislation in Japan that decreased the corporate income tax rate.

Net deferred tax assets
end of	4Q11	3Q11	Change

Net deferred tax assets (CHF million)

Deferred tax assets	8,939	8,190	749

of which net operating losses	3,852	3,997	(145)

of which deductible temporary differences	5,087	4,193	894

Deferred tax liabilities	(429)	(488)	59

Net deferred tax assets	8,510	7,702	808

Overall, net deferred tax assets increased CHF 808 million to CHF 8,510 million as of the end of 4Q11 compared to 3Q11. The increase in net deferred tax assets primarily related to earnings, foreign exchange translation gains of CHF 282 million and an increase in net deferred tax assets of CHF 129 million following a re-measurement of deferred tax balances in Switzerland. The balance also reflected an increase in valuation allowances in Asia and the UK of CHF 74 million and CHF 165 million, respectively.

The presentation of net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities is in accordance with ASC Topic 740 – Income Taxes guidance to interim reporting. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 26 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the US – 2006; Japan – 2005; the Netherlands – 2005; and the UK – 2003.

Note 21 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. For further information on cash and share-based awards and the related fair value assumptions, refer to Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. The Group may also repurchase its shares in the open market to meet these obligations.

The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the total shares delivered, the estimated unrecognized deferred compensation expense for deferred compensation awards granted in 4Q11 and prior periods outstanding as of 4Q11 and the remaining requisite service period over which the unrecognized deferred compensation expense will be recognized. The estimated unrecognized deferred compensation expense was based on the fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Deferred compensation expense
in	4Q11	3Q11	4Q10	2011	2010

Deferred compensation expense (CHF million)

Share awards	189	155	86	767	294

Adjustable Performance Plan awards	217	201	205	1,106	963

Restricted Cash Awards	51	54	–	253	–

Scaled Incentive Share Units	101	99	128	415	561

Incentive Share Units	50	42	130	174	723

Cash Retention Awards	0	0	130	0	578

Performance Incentive Plans (PIP I and PIP II)	0	0	(2)	0	(1)

Partner Asset Facility [1]	16	(86)	64	3	45

Other cash awards	86	43	104	334	422

Total deferred compensation expense	710	508	845	3,052	3,585

Total shares delivered (million)

Total shares delivered	0.4	1.2	0.6	24.2	47.3

1 Compensation expense represents the change in underlying fair value of the indexed assets during the period.

Additional information
end of	4Q11

Estimated unrecognized deferred compensation expense (CHF million)

Share awards	1,100

Adjustable Performance Plan awards	569

Restricted Cash Awards	167

Scaled Incentive Share Units	211

Incentive Share Units	85

Other cash awards	87

Total	2,219

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Share awards
Share awards were granted in January 2011 as part of the 2010 deferred compensation. These awards replace other plans introduced in prior years, including Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and the Performance Incentive Plan (PIP). Each share award granted entitles the holder of the award to receive one Group share. One quarter of the share awards vest on each of the four anniversaries of the date of grant. The value that is delivered is equal to the Group share price at the time of delivery, as the share awards do not contain any leverage component or multiplier effect as contained in earlier awards.

The Group’s share awards also include other awards, such as blocked shares and longevity premium awards, which were primarily used in previous years, and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

As part of the deferred compensation for 2010, the Group awarded a small population of employees in a number of EU countries 50% of the amount they otherwise would have received in unrestricted cash in the form of blocked shares in order to comply with differing European regulatory requirements. The blocked shares vested immediately upon grant, have no future service requirements and were attributed to services performed in 2010. The shares remain blocked for a period of time, which varies from six months to three years, dependent on location, after which they are subject to no restrictions.

Share award activities
in	4Q11		3Q11		4Q10		2011		2010

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	47.9	42.47	49.3	43.11	16.0	45.71	17.3	43.86	15.5	45.67

Granted	1.4	23.27	1.4	25.77	2.3	40.58	40.5	41.08	7.2	45.38

Settled	(0.7)	41.96	(1.7)	46.21	(0.9)	51.32	(7.6)	43.32	(5.0)	48.43

Forfeited	(0.5)	41.78	(1.1)	43.96	(0.1)	56.70	(2.1)	43.39	(0.4)	51.65

Balance at end of period	48.1	41.91	47.9	42.47	17.3	43.86	48.1	41.91	17.3	43.86

of which vested	1.8	–	0.8	–	1.3	–	1.8	–	1.3	–

of which unvested	46.3	–	47.1	–	16.0	–	46.3	–	16.0	–

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date depending on the financial performance of the specific business areas and the Group return on equity and the value paid out each year for vested awards will reflect these adjustments.

The 2010 Adjustable Performance Plan awards are similar to the 2009 Adjustable Performance Plan awards, except the pro rata vesting will occur over a four-year period and the outstanding 2010 Adjustable Performance Plan awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group return on equity, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss unless a negative Group return on equity applies for that year and is greater than the divisional adjustment.

Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation in 2010 in the form of a restricted cash award with ratable vesting over a two-year period and other restrictive covenants and provisions. These cash awards were paid in 1Q11 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares based on Group return on equity.

Scaled Incentive Share Unit activities
in	4Q11	3Q11	4Q10	2011	2010

Number of awards (million)

Balance at beginning of period	14.8	15.0	20.6	20.4	0.0

Granted	0.0	0.0	0.0	0.0	21.1

Settled	0.0	0.0	0.0	(5.1)	(0.2)

Forfeited	(0.1)	(0.2)	(0.2)	(0.6)	(0.5)

Balance at end of period	14.7	14.8	20.4	14.7	20.4

of which vested	1.0	0.7	0.2	1.0	0.2

of which unvested	13.7	14.1	20.2	13.7	20.2

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price compared to predefined targets set at grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The ISU leverage units granted in 2007 were settled in 1Q11 and did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
in	4Q11	3Q11	4Q10	2011	2010

Number of awards (million)

Balance at beginning of period	13.4	13.8	38.1	37.7	41.5

Granted [1]	0.0	0.0	0.0	0.0	6.0

Settled	0.0	0.0	0.0	(23.3)	(8.4)

Forfeited	(0.1)	(0.4)	(0.4)	(1.1)	(1.4)

Balance at end of period	13.3	13.4	37.7	13.3	37.7

of which vested	1.4	1.3	3.9	1.4	3.9

of which unvested	11.9	12.1	33.8	11.9	33.8

1 Includes ISUs granted in January and through out the year.

2008 Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of PAF awards, denominated in US dollars. The 2008 Partner Asset Facility (PAF) awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

PAF awards, which have a contractual term of eight years, are fully vested. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Effective December 31, 2011, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets. As of the date of the election, approximately 35% of employees elected to exchange their existing PAF award for the new PAF awards. There was no impact on compensation expense for 2011.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Note 22 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 525 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2011. As of December 31, 2011, CHF 720 million of contributions had been made, including a special contribution of CHF 203 million to the Swiss pension plan in 4Q11.

Components of total pension costs
	in			% change		in		% change

	4Q11	3Q11	4Q10	QoQ	YoY	2011	2010	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	88	87	73	1	21	352	300	17

Interest costs on benefit obligation	137	135	150	1	(9)	546	596	(8)

Expected return on plan assets	(208)	(205)	(199)	1	5	(828)	(800)	3

Amortization of recognized prior service cost	4	4	4	0	0	15	16	(6)

Amortization of recognized actuarial losses	36	35	36	3	0	144	128	13

Net periodic pension costs	57	56	64	2	(11)	229	240	(5)

Settlement (gains)/losses	0	0	1	–	(100)	0	(1)	100

Curtailment (gains)/losses	0	0	0	–	–	1	0	–

Special termination benefits	10	0	2	–	400	10	2	400

Total pension costs	67	56	67	20	0	240	241	0

Note 23 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 4Q11, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 20 months.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

For further discussion of the fair value of derivatives, refer to Note 26 – Financial instruments.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 4Q11	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,754.5	658.0	650.0	71.2	3.8	2.3

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,366.9	728.8	720.8	71.2	3.8	2.3

Forwards	2,133.0	29.7	30.7	17.4	0.1	0.0

Swaps	1,230.0	34.1	51.3	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,224.0	76.1	94.7	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.7	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.0	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.8	39.4	41.8	0.0	0.0	0.0

Credit derivatives [2]	2,053.9	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,919.3	925.2	933.8	88.6	3.9	2.3

The notional amount for derivative instruments (trading and hedging) was CHF 50,007.9 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 4Q10	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	4Q11		4Q10

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	929.1	936.1	681.8	691.2

Counterparty netting [1]	(836.4)	(836.4)	(602.9)	(602.9)

Cash collateral netting [1]	(36.5)	(37.6)	(28.5)	(29.2)

Replacement values (trading and hedging) after netting agreements	56.2	62.1	50.4	59.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	52.5	60.1	47.7	57.9

of which recorded in other assets (PRV) and other liabilities (NRV)	3.7	2.0	2.7	1.2

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	4Q11	3Q11	4Q10	2011	2010

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	(15)	576	(715)	548	564

Foreign exchange products	4	18	(2)	20	21

Total	(11)	594	(717)	568	585

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	10	(581)	748	(585)	(546)

Foreign exchange products	(2)	(20)	3	(20)	(21)

Total	8	(601)	751	(605)	(567)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(3)	(7)	34	(37)	18

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	4Q11	3Q11	4Q10	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(6)	0	1	(6)	39

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	0	14	31	27

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

The net loss associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income (AOCI) within the next 12 months was CHF 9 million.
Net investment hedges
in	4Q11	3Q11	4Q10	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	0	0	0	8

Foreign exchange products	(385)	(335)	469	280	1,563

Total	(385)	(335)	469	280	1,571

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	6	0	4	(4)

Total	0	6	0	4	(4)

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. For gains and losses on trading activities by product type, refer to Note 8 – Trading revenues.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

4Q11 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

4Q10 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit-risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of credit protection sold.

The Group also considers estimated recoveries that they would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Group purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
Fair value of credit protection sold
The fair values of the credit protection sold also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 4Q11	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(452,194)	432,416		(19,778)	55,618	(8,992)

Non-investment grade	(211,777)	179,397		(32,380)	16,660	(15,368)

Total single-name instruments	(663,971)	611,813		(52,158)	72,278	(24,360)

of which sovereigns	(134,763)	132,630		(2,133)	10,827	(8,132)

of which non-sovereigns	(529,208)	479,183		(50,025)	61,451	(16,228)

Multi-name instruments (CHF million)

Investment grade [2]	(278,127)	253,090		(25,037)	14,542	(15,543)

Non-investment grade	(71,924)	63,632		(8,292)	8,968	(1,697)

Total multi-name instruments	(350,051)	316,722		(33,329)	23,510	(17,240)

of which sovereigns	(18,342)	17,448		(894)	864	(1,577)

of which non-sovereigns	(331,709)	299,274		(32,435)	22,646	(15,663)

end of 4Q10

Single-name instruments (CHF million)

Investment grade [2]	(467,460)	450,139	(17,321)	49,008	975

Non-investment grade	(195,340)	169,173	(26,167)	17,161	(2,208)

Total single-name instruments	(662,800)	619,312	(43,488)	66,169	(1,233)

of which sovereigns	(115,191)	113,546	(1,645)	10,305	(2,390)

of which non-sovereigns	(547,609)	505,766	(41,843)	55,864	1,157

Multi-name instruments (CHF million)

Investment grade [2]	(238,372)	215,052	(23,320)	14,480	(4,765)

Non-investment grade	(60,283)	55,884	(4,399)	16,112	(1,088)

Total multi-name instruments	(298,655)	270,936	(27,719)	30,592	(5,853)

of which sovereigns	(15,425)	14,589	(836)	643	(636)

of which non-sovereigns	(283,230)	256,347	(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

4Q11 (CHF million)

Single-name instruments	137,232	402,888	123,851	663,971

Multi-name instruments	58,681	202,420	88,950	350,051

Total	195,913	605,308	212,801	1,014,022

4Q10 (CHF million)

Single-name instruments	90,718	468,223	103,859	662,800

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,230	148,250	961,455

Note 24 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q11 (CHF million)

Credit guarantees and similar instruments	3,273	4,075	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	4,706	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	23,800	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	1,003	4,975	4,939		4	2,268

Total guarantees	55,441	33,584	89,025	87,344		3,777	23,109

4Q10 (CHF million)

Credit guarantees and similar instruments	3,413	3,995	7,408	6,922		512	4,357

Performance guarantees and similar instruments	6,627	5,479	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	29,839	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	1,109	5,458	5,387		8	2,622

Total guarantees	68,447	40,422	108,869	107,046		2,866	29,550

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the carrying value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee scheme for the period July 1, 2011 to June 30, 2012 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2011 by counterparty and the outstanding repurchase claims and related provisions as of December 31, 2011 and 2010.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2011 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.1

Non-agency securitizations	128.5	[2]

Total	158.8

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 30.9 billion as of the end of 4Q11. The difference of the total balance of mortgage loans sold and the outstanding balance as of the end of 4Q11 is attributable to borrower payments of USD 82.1 billion and losses of USD 15.5 billion due to loan defaults.

Residential mortgage loans sold – repurchase claims and provisions
end of	4Q11	4Q10

Outstanding repurchase claims (USD million)

Government-sponsored enterprises	68	39

Private investors [1]	432	434

Non-agency securitizations	243	–

Total	743	473

Provisions related to repurchase claims (USD million)

Total provisions [2]	59	29

Excludes repurchase claims that are in litigation for both residential mortgage loans sold and residential mortgage-backed securities. For further information, refer to Note 29 – Litigation.
1 Primarily banks. 2 Substantially all related to government-sponsored enterprises.

Representations and warranties relating to mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold. For further information, refer to Note 29 – Litigation.

Repurchase claims on residential mortgage loans sold that are, or become during the reporting period, subject to litigation or arbitration proceedings, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are included in litigation and related loss contingencies and provisions.

The following table presents the repurchase losses incurred from the repurchase of residential mortgage loans sold including indemnifications paid.
Losses from repurchase of residential mortgage loans sold
in	4Q11	3Q11	4Q10	2011	2010

Losses from repurchase of residential mortgage loans sold (USD million)

Net losses [1]	12	2	6	17	24

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to government-sponsored enterprises.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount		Total net amount	[1]	Collateral received

4Q11 (CHF million)

Irrevocable commitments under documentary credits	5,644	43	5,687		5,207		2,372

Loan commitments	157,701	62,859	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	28,885		28,885		28,885

Other commitments	1,457	2,151	3,608		3,608		33

Total other commitments	193,687	65,053	258,740		253,043		175,568

4Q10 (CHF million)

Irrevocable commitments under documentary credits	4,500	51	4,551		4,162		1,883

Loan commitments	153,759	55,794	209,553	[2]	202,999		142,425

Forward reverse repurchase agreements	51,968	0	51,968		51,968		51,968

Other commitments	1,375	2,485	3,860		3,860		55

Total other commitments	211,602	58,330	269,932		262,989		196,331

1 Total net amount is computed as the gross amount less any participations. 2 Includes CHF 138,051 million and CHF 136,533 million of unused credit limits which were revocable at our sole discretion upon notice to the client at the end of 4Q11 and 4Q10, respectively.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls and puts on shares and other equity instruments.

The Group has redeemable noncontrolling interests in its consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary’s performance. The put is exercisable by May 30, 2012 and, if exercised, would give the Group full control and ownership. The Group estimates the redemption value of the put to be BRL 1,209 million (CHF 609 million). The Group elected to accrete the value of the payment over 2011 and as of December 31, 2011, the estimated purchase price had been fully accrued in the balance of the redeemable noncontrolling interest in other liabilities and related commitments were released accordingly. In addition, Credit Suisse has a call option to acquire the noncontrolling interests by May 30, 2012.

Note 25 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue CDOs. The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a material impact on the Group’s financial condition, result of operations or cash flow.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011 and 2010 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 2011 and 2010, regardless of when the securitization occurred.

Securitizations
in	2011	2010

Gains and cash flows (CHF million)

CMBS
Net gain [1]	6	13

Proceeds from transfer of assets	974	523

Servicing fees	1	1

Cash received on interests that continue to be held	205	150

RMBS
Net gain [1]	65	214

Proceeds from transfer of assets	30,695	52,308

Purchases of previously transferred financial assets or its underlying collateral	(4)	0

Servicing fees	3	6

Cash received on interests that continue to be held	382	488

ABS [2]
Cash received on interests that continue to be held	4	6

CDO
Net gain [1]	25	69

Proceeds from transfer of assets	988	2,952

Purchases of previously transferred financial assets or its underlying collateral [3]	(206)	(1,823)

Cash received on interests that continue to be held	32	157

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011 and 2010 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 2011 and 2010, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	2011	2010

Gains and cash flows (CHF million)

Net gain/(loss) [1]	(1)	16

Proceeds from transfer of assets [2]	280	1,424

Purchases of previously transferred financial assets or its underlying collateral	(50)	(696)

Servicing fees	1	0

Cash received on interests that continue to be held	665	1,376

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 4Q11 and 4Q10, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	4Q11		4Q10

CHF million

CMBS
Principal amount outstanding	35,487	[1]	45,129	[1]

Total assets of SPE	52,536		65,667

RMBS
Principal amount outstanding	91,242	[1]	79,077	[1]

Total assets of SPE	95,297		85,556

ABS
Principal amount outstanding	3,023		4,171

Total assets of SPE	3,023		4,171

CDO
Principal amount outstanding	20,729		29,275	[1]

Total assets of SPE	20,729		29,279

Other asset-backed financing activities
Principal amount outstanding	11,481	[1]	10,770

Total assets of SPE	11,555		10,770

1 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 26 – Financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer			CMBS			RMBS

CHF million, except where indicated

Fair value of beneficial interests			57			5,095

of which level 2			42			4,695

of which level 3			15			399

Weighted-average life, in years			7.2			5.4

Prepayment speed assumption (rate per annum), in % [1]			15.0	9.0	-	34.9

Cash flow discount rate (rate per annum), in % [2]	2.9	-	10.6	0.5	-	71.2

Expected credit losses (rate per annum), in %	1.2	-	9.3	0.3	-	71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 4Q11 and 4Q10.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 4Q11			CMBS	[1]			RMBS	ABS			CDO	[2]			Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests			342				2,960	10			244				1,500

of which non-investment grade			133				688	10			42				1,461

Weighted-average life, in years			4.1				5.3	18.9			2.9				2.4

Prepayment speed assumption (rate per annum), in % [3]			–		0.1	-	30.0	–			–				–

Impact on fair value from 10% adverse change			–				(44.2)	–			–				–

Impact on fair value from 20% adverse change			–				(86.6)	–			–				–

Cash flow discount rate (rate per annum), in % [4]	2.3	-	50.1		0.3	-	49.1	–	2.6	-	58.7		0.7	-	12.8

Impact on fair value from 10% adverse change			(30.5)				(94.4)	–			(3.9)				(4.3)

Impact on fair value from 20% adverse change			(36.2)				(151.9)	–			(7.3)				(8.6)

Expected credit losses (rate per annum), in %	1.9	-	49.0		0.9	-	48.9	–	5.4	-	31.8		9.5	-	12.2

Impact on fair value from 10% adverse change			(29.8)				(83.6)	–			(2.7)				(4.1)

Impact on fair value from 20% adverse change			(34.8)				(131.5)	–			(5.1)				(8.1)

end of 4Q10			CMBS	[1]			RMBS			ABS			CDO	[2]			Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests			412				1,694			22			262				2,440

of which non-investment grade			25				1,070			22			35				2,397

Weighted-average life, in years			3.4				6.9			11.4			1.8				3.7

Prepayment speed assumption (rate per annum), in % [3]			–		0.2	-	35.8	0.0	-	4.1			–				–

Impact on fair value from 10% adverse change			–				(38.8)			(0.1)			–				–

Impact on fair value from 20% adverse change			–				(78.1)			(0.3)			–				–

Cash flow discount rate (rate per annum), in % [4]	2.2	-	40.3		2.2	-	52.5	7.5	-	28.0	0.7	-	29.2		0.8	-	7.8

Impact on fair value from 10% adverse change			(13.7)				(61.8)			(1.0)			(1.3)				(4.6)

Impact on fair value from 20% adverse change			(26.6)				(117.6)			(1.8)			(2.6)				(9.3)

Expected credit losses (rate per annum), in %	1.8	-	40.2		1.5	-	49.9	3.6	-	24.9	0.8	-	27.6		6.6	-	13.3

Impact on fair value from 10% adverse change			(9.8)				(48.2)			(0.6)			(0.8)				(4.1)

Impact on fair value from 20% adverse change			(19.2)				(92.1)			(1.2)			(1.5)				(8.4)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 4Q11 and 4Q10. For information on assets pledged or assigned, refer to Note 27 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	4Q11	4Q10

CHF million

CMBS
Other assets	664	602

Liability to SPE, included in Other liabilities	(664)	(602)

RMBS
Other assets	12	58

Liability to SPE, included in Other liabilities	(12)	(58)

ABS
Trading assets	43	19

Other assets	1,268	1,341

Liability to SPE, included in Other liabilities	(1,312)	(1,360)

CDO
Trading assets	40	203

Other assets	206	171

Liability to SPE, included in Other liabilities	(246)	(374)

Other asset-backed financing activities
Trading assets	1,768	1,381

Net loans	0	0

Other assets	0	29

Liability to SPE, included in Other liabilities	(1,768)	(1,410)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualifying SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualifying SPEs. For further information on the fair value option, refer to Note 26 – Financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

Total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

The Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010.

The overall average maturity of the conduit’s outstanding CP was approximately 18 days and 12 days as of 4Q11 and 4Q10, respectively. As of 4Q11 and 4Q10, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors and F-1 by Fitch. In October 2011, Fitch adjusted the outlook for Alpine to a negative rating watch. In December 2011, Fitch downgraded the ratings assigned to Alpine and removed it from the negative rating watch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, student loans and credit card receivables. As of 4Q11 and 4Q10, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.5 years and 3.5 years as of 4Q11 and 4Q10, respectively. The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Group determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Group determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from or the right to receive benefits of the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Group will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception is the key power relating to the vehicle. Activities at inception include selecting the assets and determination of the capital structure. The power over a re-securitization vehicle is typically shared between the Group and the investor(s) involved in the design and creation of the vehicle. The Group concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

As a result of the issuance of new guidance, certain consolidated entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 4Q11 and 4Q10.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 4Q11	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 4Q10	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

Non-consolidated VIEs
		Financial intermediation

end of 4Q11	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

		Financial intermediation

end of 4Q10	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

Note 26 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Likewise, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q11	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligations to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate products	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q10	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligations to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate products	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2 during 2011 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3

								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(11)	0	0	55	(45)	0		4	0		0	4	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	11,013	3,405	(3,043)	10,382	(11,218)	0	0	1		(467)	0		0	(45)	10,028

of which corporates	3,803	931	(706)	5,484	(4,574)	0	0	34		49	0		0	55	5,076

of which RMBS	3,264	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(97)	1,786

of which CMBS	1,861	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(7)	1,517

of which CDO	1,135	370	(625)	712	(907)	0	0	16		33	0		0	(7)	727

Equity	622	309	(515)	726	(668)	0	0	35		(47)	0		0	5	467

Derivatives	8,719	2,998	(2,311)	0	0	777	(3,085)	22		2,436	0		0	31	9,587

of which interest rate products	2,072	815	(142)	0	0	133	(599)	13		266	0		0	(11)	2,547

of which equity/index-related products	2,300	665	(796)	0	0	272	(184)	(21)		455	0		0	41	2,732

of which credit derivatives	2,725	1,216	(1,267)	0	0	85	(2,051)	31		1,453	0		0	(21)	2,171

Other	2,018	194	(433)	2,806	(2,300)	0	(43)	(7)		(67)	0		0	28	2,196

Trading assets	22,372	6,906	(6,302)	13,914	(14,186)	777	(3,128)	51		1,855	0		0	19	22,278

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,591	26	(74)	1,013	(4,720)	0	0	0		30	0		1,271	(61)	7,076

Life finance instruments	1,844	0	0	79	(83)	0	0	0		116	0		0	13	1,969

Other investments	11,435	26	(74)	1,092	(4,803)	0	0	0		146	0		1,271	(48)	9,045

Loans	6,258	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(7)	6,842

of which commercial and industrial loans	3,558	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	28	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale [2]	8,932	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(57)	6,901

Total assets at fair value	50,660	14,893	(14,766)	21,169	(25,519)	4,885	(6,964)	(37)		1,720	0		1,253	(91)	47,203

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,200	1,276	(2,062)	214	(290)	502	(1,928)	203		259	0		0	(31)	7,343

of which interest rate derivatives	1,341	91	(45)	0	0	2	(193)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,941	48	(135)	0	0	17	(704)	7		655	0		0	7	2,836

of which equity/index-related derivatives	2,940	113	(716)	0	0	153	(348)	181		(1,236)	0		0	(65)	1,022

of which credit derivatives	1,256	949	(1,072)	0	0	136	(414)	19		622	0		0	24	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,797	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(120)	12,715

of which structured notes over two years	9,488	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(82)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,734	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,891

of which failed sales	1,849	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(5)	1,909

Total liabilities at fair value	30,361	9,550	(11,283)	504	(727)	7,092	(10,991)	(11)		(74)	0		128	(171)	24,378

Net assets/liabilities at fair value	20,299	5,343	(3,483)	20,665	(24,792)	(2,207)	4,027	(26)		1,794	0		1,125	80	22,825

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized losses recorded in trading revenues of CHF 528 million primarily related to sub-prime exposures to RMBS (including non-agency), partially offset by gains from consolidated SPE positions and the foreign exchange translation impact across the loans held-for-sale portfolio.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)

						Trading revenues			Other revenues

2010	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	(209)		0		8	0		0	(116)	1,197

Debt	11,980	3,142	(2,422)	(1,946)		193		1,037	0		(2)	(969)	11,013

of which corporates	4,816	770	(604)	(870)		45		121	0		(2)	(473)	3,803

of which RMBS	3,626	1,239	(1,093)	(824)		126		491	0		0	(301)	3,264

of which CMBS	2,461	259	(207)	(577)		12		(73)	0		0	(14)	1,861

of which CDO	559	607	(435)	(28)		7		526	0		0	(101)	1,135

Equity	488	334	(177)	48		(3)		(31)	0		0	(37)	622

Derivatives	11,192	2,493	(2,156)	(2,411)		108		301	0		(1)	(807)	8,719

of which interest rate products	1,529	576	(206)	(109)		102		353	0		(1)	(172)	2,072

of which equity/index-related products	3,298	236	(644)	(744)		104		315	0		0	(265)	2,300

of which credit derivatives	4,339	1,407	(1,060)	(870)		(141)		(739)	0		0	(211)	2,725

Other	2,310	688	(778)	14		27		(37)	0		0	(206)	2,018

Trading assets	25,970	6,657	(5,533)	(4,295)		325		1,270	0		(3)	(2,019)	22,372

Investment securities	86	0	(133)	148		0		4	0		0	(26)	79

Equity	12,205	328	(397)	(2,329)		0		(14)	25		581	(808)	9,591

Life finance instruments	2,048	0	0	(134)		0		113	0		0	(183)	1,844

Other investments	14,253	328	(397)	(2,463)		0		99	25		581	(991)	11,435

Loans	11,079	1,215	(3,686)	(1,689)		51		81	0		34	(827)	6,258

of which commercial and industrial loans	8,346	703	(1,644)	(3,251)		43		(267)	0		34	(406)	3,558

of which financial institutions	2,454	160	(1,839)	1,439		8		362	0		0	(389)	2,195

Other intangible assets	30	0	0	91		0		0	0		(48)	(7)	66

Other assets	6,744	4,808	(7,169)	4,158		852		1,043	0		39	(1,222)	9,253

of which loans held-for-sale	6,220	4,744	(7,132)	4,294		849		1,106	0		46	(1,195)	8,932

Total assets at fair value	59,676	13,008	(16,918)	(4,259)		1,228		2,505	25		603	(5,208)	50,660

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	356		(3)		3	0		0	(55)	507

Trading liabilities	11,951	2,109	(2,632)	(2,134)		397		454	0		0	(945)	9,200

of which interest rate derivatives	1,786	387	(307)	(283)		57		(179)	0		0	(120)	1,341

of which foreign exchange derivatives	2,936	156	(16)	(421)		5		561	0		0	(280)	2,941

of which equity/index-related derivatives	3,635	194	(744)	(574)		140		639	0		0	(350)	2,940

of which credit derivatives	1,996	1,244	(939)	(467)		35		(530)	0		0	(83)	1,256

Short-term borrowings	164	46	(69)	33		5		(41)	0		0	(15)	123

Long-term debt	16,646	4,313	(8,781)	4,595		658		1,600	0		0	(2,234)	16,797

of which structured notes over two years	14,781	1,330	(3,364)	(2,198)		(52)		179	0		0	(1,188)	9,488

of which non-recourse liabilities	0	2,789	(5,069)	7,975		696		1,425	0		0	(991)	6,825

Other liabilities	3,995	409	(150)	(42)		(39)		(283)	0		170	(326)	3,734

of which failed sales	1,932	197	(37)	161		5		(244)	0		0	(165)	1,849

Total liabilities at fair value	32,962	6,877	(11,632)	2,808		1,018		1,733	0		170	(3,575)	30,361

Net assets/liabilities at fair value	26,714	6,131	(5,286)	(7,067)		210		772	25		433	(1,633)	20,299

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2011				2010

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,768	1,125	2,893	[1]	982	458	1,440	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	546	(32)	514		(1,197)	120	(1,077)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Transfers in and out of level 3
Transfers into level 3 assets during 4Q11 were CHF 3,578 million, primarily from trading assets and loans held-for sale. The transfers were related to trading and SPE consolidated positions within the RMBS (including non-agency), credit and rates businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 4Q11 were CHF 3,002 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets in trading assets were related to RMBS and credit businesses due to greater pricing information. The transfers out of level 3 assets in loans held-for-sale were mainly related to SPE consolidated positions within the RBMS (including non-agency) and corporate bank businesses due to improved observability of pricing data.

Transfers into level 3 assets during 2011 were CHF 14,893 million, primarily from trading assets and loans held-for-sale. The transfers were related to trading and SPE consolidated positions within the RMBS (including non-agency) and alternative investments businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2011 were CHF 14,766 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets in loans held-for-sale were mainly related to trading and SPE consolidated positions within the RMBS and alternative investments businesses due to improved observability of pricing data. The transfers out of level 3 assets in trading assets were related to RMBS due to greater pricing information from external providers.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes
end of	4Q11	4Q10

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.7	0.6

of which level 2	0.0	0.1

of which level 3	0.7	0.5

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include Single Premium Immediate Annuity, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs, however central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances on loans and financial instruments
	4Q11			4Q10

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	807	3,277	(2,470)	758	2,274	(1,516)

Financial instruments (CHF million)

Interest-bearing deposits with banks	405	404	1	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158,673	157,889	784	136,906	135,939	967

Loans	20,694	21,382	(688)	18,552	18,677	(125)

Other assets [1]	20,511	30,778	(10,267)	25,078	36,195	(11,117)

Due to banks and customer deposits	(610)	(620)	10	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(136,483)	(136,396)	(87)	(123,697)	(123,562)	(135)

Short-term borrowings	(3,547)	(3,681)	134	(3,308)	(3,262)	(46)

Long-term debt	(70,366)	(79,475)	9,109	(83,692)	(90,271)	6,579

Other liabilities	(5,730)	(8,210)	2,480	(5,734)	(7,569)	1,835

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2011		2010

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	0		11	[1]

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,698	[1]	1,901	[1]

Other trading assets	10	[2]	46	[2]

Other investments	196	[2]	(225)	[3]

of which related to credit risk	(14)		(2)

Loans	(1,105)	[2]	1,065	[1]

of which related to credit risk	(256)		707

Other assets	476	[1]	5,896	[2]

of which related to credit risk	(332)		589

Due to banks and customer deposits	(2)	[1]	(27)	[2]

of which related to credit risk	45		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(575)	[1]	(471)	[1]

Short-term borrowings	91	[2]	(51)	[2]

of which related to credit risk [4]	(2)		1

Long-term debt	2,342	[2]	(6,162)	[2]

of which related to credit risk [4]	1,909		273

Other liabilities	(286)	[2]	(232)	[2]

of which related to credit risk	(348)		(97)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 1,210 million and CHF 341 million in 2011 and 2010, respectively.

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 4Q11	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	3,136		0		3,136	954

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equities	4,306		0		4,306	1,403

Equity method investments	360		0		360	0

Total funds held in other investments	4,733		431		5,164	1,677

Total fair value	4,818	[3]	5,278	[4]	10,096	1,677	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 4Q10	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	37		6,340	[1]	6,377	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	37		6,260		6,297	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,516		0		3,516	1,054

Real estate funds	322		0		322	223

Others	759		0		759	213

Private equities	4,609		0		4,609	1,509

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,825		801		6,626	1,743

Total fair value	5,862	[3]	7,061	[4]	12,923	1,743	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments
	4Q11		4Q10

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	236,963	220,443	220,443

Securities received as collateral	30,191	30,191	42,147	42,147

Trading assets	270,315	270,315	324,704	324,704

Investment securities	5,160	5,160	8,397	8,397

Loans	229,657	233,922	218,842	221,937

Other financial assets [1]	232,452	232,491	189,973	190,011

Financial liabilities (CHF million)

Due to banks and deposits	353,548	353,467	325,057	325,051

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	176,559	168,394	168,394

Obligation to return securities received as collateral	30,191	30,191	42,147	42,147

Trading liabilities	127,760	127,760	133,997	133,997

Short-term borrowings	26,116	26,117	21,683	21,683

Long-term debt	162,655	159,538	173,752	172,698

Other financial liabilities [2]	127,936	127,936	123,549	123,549

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 27 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Assets pledged or assigned
end of	4Q11	4Q10

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	157,856	169,702

of which assets provided with the right to sell or repledge	96,922	112,246

Fair value of collateral received with the right to sell or repledge	373,657	356,970

of which sold or repledged	332,718	307,894

Note 28 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US Securities and Exchange Commission-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations
in 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,838	3,074		4,912	36		145		5,093

Interest expense	(1,075)	(2,333)		(3,408)	(34)		6		(3,436)

Net interest income	763	741		1,504	2		151		1,657

Commissions and fees	645	1,893		2,538	2		217		2,757

Trading revenues	(541)	412		(129)	1		101		(27)

Other revenues	89	(5)		84	(657)	[2]	674		101

Net revenues	956	3,041		3,997	(652)		1,143		4,488

Provision for credit losses	3	52		55	0		42		97

Compensation and benefits	885	2,101		2,986	7		28		3,021

General and administrative expenses	436	1,392		1,828	(24)		75		1,879

Commission expenses	74	373		447	0		33		480

Total other operating expenses	510	1,765		2,275	(24)		108		2,359

Total operating expenses	1,395	3,866		5,261	(17)		136		5,380

Income/(loss) from continuing operations before taxes	(442)	(877)		(1,319)	(635)		965		(989)

Income tax expense/(benefit)	(199)	(257)		(456)	2		57		(397)

Income/(loss) from continuing operations	(243)	(620)		(863)	(637)		908		(592)

Net income/(loss)	(243)	(620)		(863)	(637)		908		(592)

Net income/(loss) attributable to noncontrolling interests	(7)	50		43	0		2		45

Net income/(loss) attributable to shareholders	(236)	(670)		(906)	(637)		906		(637)

of which from continuing operations	(236)	(670)		(906)	(637)		906		(637)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 4Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	2,077	3,374		5,451	46		134		5,631

Interest expense	(1,306)	(2,607)		(3,913)	(45)		3		(3,955)

Net interest income	771	767		1,538	1		137		1,676

Commissions and fees	1,263	2,333		3,596	2		229		3,827

Trading revenues	(45)	1,277		1,232	0		83		1,315

Other revenues	342	105		447	858	[2]	(855)		450

Net revenues	2,331	4,482		6,813	861		(406)		7,268

Provision for credit losses	2	(47)		(45)	0		22		(23)

Compensation and benefits	931	2,345		3,276	25		70		3,371

General and administrative expenses	362	1,288		1,650	(7)		100		1,743

Commission expenses	82	454		536	2		37		575

Total other operating expenses	444	1,742		2,186	(5)		137		2,318

Total operating expenses	1,375	4,087		5,462	20		207		5,689

Income/(loss) from continuing operations before taxes	954	442		1,396	841		(635)		1,602

Income tax expense	267	46		313	0		92		405

Income/(loss) from continuing operations	687	396		1,083	841		(727)		1,197

Net income/(loss)	687	396		1,083	841		(727)		1,197

Net income attributable to noncontrolling interests	242	86		328	0		28		356

Net income/(loss) attributable to shareholders	445	310		755	841		(755)		841

of which from continuing operations	445	310		755	841		(755)		841

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,501	14,755		22,256	161		585		23,002

Interest expense	(4,670)	(11,770)		(16,440)	(153)		24		(16,569)

Net interest income	2,831	2,985		5,816	8		609		6,433

Commissions and fees	3,509	8,455		11,964	9		979		12,952

Trading revenues	(1,673)	6,429		4,756	1		263		5,020

Other revenues	1,267	498		1,765	1,888	[2]	(1,833)		1,820

Net revenues	5,934	18,367		24,301	1,906		18		26,225

Provision for credit losses	7	90		97	0		90		187

Compensation and benefits	3,736	9,047		12,783	80		350		13,213

General and administrative expenses	1,674	5,540		7,214	(135)		293		7,372

Commission expenses	267	1,578		1,845	1		146		1,992

Total other operating expenses	1,941	7,118		9,059	(134)		439		9,364

Total operating expenses	5,677	16,165		21,842	(54)		789		22,577

Income/(loss) from continuing operations before taxes	250	2,112		2,362	1,960		(861)		3,461

Income tax expense/(benefit)	(288)	721		433	7		231		671

Income/(loss) from continuing operations	538	1,391		1,929	1,953		(1,092)		2,790

Net income/(loss)	538	1,391		1,929	1,953		(1,092)		2,790

Net income/(loss) attributable to noncontrolling interests	734	167		901	0		(64)		837

Net income/(loss) attributable to shareholders	(196)	1,224		1,028	1,953		(1,028)		1,953

of which from continuing operations	(196)	1,224		1,028	1,953		(1,028)		1,953

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 320 million and CHF 30 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations
in 2010	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,897	15,928		24,825	209		499		25,533

Interest expense	(5,454)	(13,344)		(18,798)	(203)		9		(18,992)

Net interest income	3,443	2,584		6,027	6		508		6,541

Commissions and fees	4,403	8,719		13,122	9		947		14,078

Trading revenues	667	8,405		9,072	0		266		9,338

Other revenues	1,081	296		1,377	4,982	[2]	(4,930)		1,429

Net revenues	9,594	20,004		29,598	4,997		(3,209)		31,386

Provision for credit losses	13	(137)		(124)	0		45		(79)

Compensation and benefits	4,177	10,195		14,372	90		137		14,599

General and administrative expenses	1,883	5,205		7,088	(196)		339		7,231

Commission expenses	307	1,684		1,991	3		154		2,148

Total other operating expenses	2,190	6,889		9,079	(193)		493		9,379

Total operating expenses	6,367	17,084		23,451	(103)		630		23,978

Income/(loss) from continuing operations before taxes	3,214	3,057		6,271	5,100		(3,884)		7,487

Income tax expense	952	306		1,258	2		288		1,548

Income/(loss) from continuing operations	2,262	2,751		5,013	5,098		(4,172)		5,939

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0		0		(19)

Net income/(loss)	2,262	2,732		4,994	5,098		(4,172)		5,920

Net income attributable to noncontrolling interests	592	210		802	0		20		822

Net income/(loss) attributable to shareholders	1,670	2,522		4,192	5,098		(4,192)		5,098

of which from continuing operations	1,670	2,541		4,211	5,098		(4,192)		5,117

of which from discontinued operations	0	(19)		(19)	0		0		(19)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 3,299 million and CHF 33 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating balance sheets
end of 4Q11	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	106,569		110,267	13	293		110,573

Interest-bearing deposits with banks	87	5,635		5,722	0	(3,450)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	82,862		236,487	0	476		236,963

Securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading assets	91,458	184,616		276,074	0	3,479		279,553

Investment securities	0	3,513		3,513	0	1,647		5,160

Other investments	6,719	6,160		12,879	34,137	(33,790)		13,226

Net loans	24,658	187,613		212,271	5,603	15,539		233,413

Premises and equipment	1,110	5,590		6,700	0	493		7,193

Goodwill	597	6,859		7,456	0	1,135		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,493		43,444	0	2		43,446

Other assets	16,114	61,845		77,959	190	147		78,296

Total assets	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	51,392		51,484	4,697	(16,034)		40,147

Customer deposits	0	287,699		287,699	0	25,702		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading liabilities	29,291	97,407		126,698	0	1,062		127,760

Short-term borrowings	15,881	8,762		24,643	0	1,473		26,116

Long-term debt	40,029	119,378		159,407	1,444	1,804		162,655

Brokerage payables	47,847	20,328		68,175	0	(141)		68,034

Other liabilities	10,124	51,813		61,937	128	1,152		63,217

Total liabilities	329,108	657,617		986,725	6,269	15,086		1,008,080

Total shareholders' equity	16,979	10,523		27,502	33,674	(27,502)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	15,240		36,450	33,674	(29,039)		41,085

Total liabilities and equity	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 4Q10	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	11,109	25,498		36,607	431	[2]	1,592		38,630

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1)	(1,313)		(1,314)	0		582		(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(19,677)	5,197		(14,480)	0		(741)		(15,221)

Purchase of investment securities	0	(196)		(196)	0		(1,346)		(1,542)

Proceeds from sale of investment securities	0	2,118		2,118	0		0		2,118

Maturities of investment securities	0	705		705	0		1,757		2,462

Investments in subsidiaries and other investments	10	(1,419)		(1,409)	(101)		(272)		(1,782)

Proceeds from sale of other investments	4,269	2,055		6,324	9		451		6,784

(Increase)/decrease in loans	6,326	(20,460)		(14,134)	547		(3,655)		(17,242)

Proceeds from sales of loans	0	689		689	0		0		689

Capital expenditures for premises and equipment and other intangible assets	(477)	(1,225)		(1,702)	0		(37)		(1,739)

Proceeds from sale of premises and equipment and other intangible assets	0	11		11	0		0		11

Other, net	3	117		120	0		102		222

Net cash provided by/(used in) investing activities of continuing operations	(9,547)	(13,721)		(23,268)	455		(3,159)		(25,972)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(27)	27,164		27,137	(1,514)		2,312		27,935

Increase/(decrease) in short-term borrowings	(21,783)	26,537		4,754	0		(656)		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	29,310	(22,128)		7,182	0		0		7,182

Issuances of long-term debt	3,395	29,136		32,531	10		1,693		34,234

Repayments of long-term debt	(9,974)	(26,078)		(36,052)	(489)		(586)		(37,127)

Issuances of common shares	44	(46)		(2)	1,129		0		1,127

Sale of treasury shares	0	615		615	550		10,688		11,853

Repurchase of treasury shares	0	(612)		(612)	(201)		(10,977)		(11,790)

Dividends paid/capital repayments	0	(285)		(285)	(1,560)		(103)		(1,948)

Other, net	(3,897)	1,138		(2,759)	617		(366)		(2,508)

Net cash provided by/(used in) financing activities of continuing operations	(2,932)	35,441		32,509	(1,458)		2,005		33,056

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(65)	(572)		(637)	567		(563)		(633)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25		25	0		0		25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(1,435)	46,671		45,236	(5)		(125)		45,106

Cash and due from banks at beginning of period	5,133	59,898		65,031	18		418		65,467

Cash and due from banks at end of period	3,698	106,569		110,267	13		293		110,573

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend income from investments in Group companies.

Condensed consolidating statements of cash flows
in 2010	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	26,915	(18,352)		8,563	3,577	[2]	(3,912)		8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,967	(7,119)		(2,152)	0		2,054		(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,985)	(18,919)		(28,904)	0		1,386		(27,518)

Purchase of investment securities	0	(241)		(241)	0		(2,511)		(2,752)

Proceeds from sale of investment securities	0	988		988	0		0		988

Maturities of investment securities	0	1,312		1,312	29		2,407		3,748

Investments in subsidiaries and other investments	(263)	(1,102)		(1,365)	(68)		(241)		(1,674)

Proceeds from sale of other investments	847	1,304		2,151	5		311		2,467

(Increase)/decrease in loans	98	6,394		6,492	715		(3,237)		3,970

Proceeds from sales of loans	0	817		817	0		0		817

Capital expenditures for premises and equipment and other intangible assets	(510)	(1,157)		(1,667)	0		(22)		(1,689)

Proceeds from sale of premises and equipment and other intangible assets	0	17		17	0		0		17

Other, net	68	181		249	0		26		275

Net cash provided by/(used in) investing activities of continuing operations	(4,778)	(17,525)		(22,303)	681		173		(21,449)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(12)	27,302		27,290	(1,767)		868		26,391

Increase/(decrease) in short-term borrowings	5,953	4,158		10,111	0		823		10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,158)	9,161		(6,997)	0		(100)		(7,097)

Issuances of long-term debt	497	54,482		54,979	0		2,931		57,910

Repayments of long-term debt	(6,343)	(42,588)		(48,931)	(465)		(1,994)		(51,390)

Issuances of common shares	0	1,567		1,567	32		(1,590)		9

Sale of treasury shares	0	2,082		2,082	39		22,628		24,749

Repurchase of treasury shares	0	(1,623)		(1,623)	(2,103)		(23,120)		(26,846)

Dividends paid/capital repayments	0	(3,305)		(3,305)	(2,378)		2,883		(2,800)

Excess tax benefits on share-based awards	478	130		608	0		7		615

Other, net	(2,850)	(486)		(3,336)	2,395		1,494		553

Net cash provided by/(used in) financing activities of continuing operations	(18,435)	50,880		32,445	(4,247)		4,830		33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(558)	(5,609)		(6,167)	(4)		16		(6,155)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(42)		(42)	0		0		(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,144	9,352		12,496	7		1,107		13,610

Cash and due from banks at beginning of period	1,989	50,546		52,535	11		(689)		51,857

Cash and due from banks at end of period	5,133	59,898		65,031	18		418		65,467

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend income from investments in Group companies.

Note 29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material judicial, regulatory and arbitration proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2010 and updated in quarterly reports and below. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when reasonably possible losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group’s aggregate litigation provisions include estimates of reasonably possible losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.3 billion.

In 4Q11, the Group recorded net litigation provisions of CHF 75 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
On November 21, 2011, the US District Court for the District of Massachusetts denied the motion to certify questions for interlocutory appeal. On January 13, 2012, the district court granted summary judgment in favor of Credit Suisse Securities (USA) LLC (CSS LLC) upon the court’s determination to preclude a plaintiff expert witness.

Enron-related litigation
In the Ravenswood I LLC, et al. v. Citigroup, Inc. et al. matter, on November 29, 2011, the US District Court for the Southern District of Texas granted the motion to dismiss filed by CSS LLC and the remaining defendants.

NCFE-related litigation
On October 31, 2011, CSS LLC and certain of its affiliates and two trusts created through the National Century Financial Enterprises, Inc. and its affiliates (NCFE) bankruptcy plan settled the actions brought by the trusts against CSS LLC and its affiliates in the US District Court for the Southern District of Ohio and the US Bankruptcy Court for the Southern District of Ohio. The settlement was covered by existing provisions.

Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Individual investor actions
Between September 12, 2011 and November 10, 2011, IKB Deutsche Industriebank AG and certain of its affiliates filed five actions against CSS LLC and certain of its affiliates in the Supreme Court for the State of New York, New York County, related to approximately USD 240 million of RMBS allegedly issued, underwritten and/or sold by CSS LLC and its affiliates.

On December 7, 2011, Stichting Pensioenfonds ABP filed an action against CSS LLC and other financial institutions in the Supreme Court for the State of New York, New York County, related to an unstated amount of RMBS issued in various securitization transactions. The claims against CSS LLC relate to RMBS issued in a single securitization transaction in which CSS LLC was an underwriter. On December 29, 2011, Stichting Pensioenfonds ABP filed a separate action solely against CSS LLC and certain of its affiliates and employees in the Supreme Court for the State of New York, New York County, related to an unstated amount of RMBS allegedly issued, underwritten and/or sold by CSS LLC and its affiliates pertaining to certificates issued in 11 additional securitizations.

On December 29, 2011, HSH Nordbank AG and affiliated entities filed an action against CSS LLC and other financial institutions in the Supreme Court for the State of New York, New York County. The claims against CSS LLC are related to approximately USD 16 million of RMBS allegedly underwritten and sold by CSS LLC (approximately 12% of the USD 130 million at issue against all banks).

Monoline insurer disputes
In the actions brought by monoline insurers Ambac Assurance Corp. and MBIA Insurance Corp. against CSS LLC and certain of its affiliates, on October 7, 2011, the Supreme Court for the State of New York, New York County, reinstituted the monoline insurers’ fraudulent inducement claims but reinstated its earlier decisions to deny the monoline insurers’ demands for a jury trial.

On October 17, 2011, Assured Guaranty Corp. (Assured) and an affiliate filed an action against CSS LLC and one of its affiliates in the Supreme Court for the State of New York, New York County, relating to financial guaranty insurance issued by Assured guaranteeing payment of principal and interest on approximately USD 567 million of RMBS issued in six offerings sponsored by CSS LLC or its affiliate. Assured has demanded that the Credit Suisse defendants repurchase loans underlying the six offerings with an aggregate principal amount of approximately USD 1.8 billion.

US economic sanctions matter
In December 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the US Department of Justice (DOJ), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (OFAC) of their investigation into US dollar payments during the period April 2002 to 2007 involving certain countries that were subject to US economic sanctions. As part of the settlement, the Bank entered into two-year deferred prosecution agreements (DPAs) and an agreement with OFAC and agreed to pay a total of USD 536 million, for which reserves were recorded in 2009. In December 2011, the DPAs were considered no longer in force and have been formally terminated.

Tax matters
Credit Suisse and the Public Prosecutor’s Office in Dusseldorf, Germany reached an agreement regarding the proceedings against Credit Suisse employees. The relevant applications were submitted to and approved by the Dusseldorf District Court. Credit Suisse paid EUR 150 million. The entire proceedings by the Dusseldorf Public Prosecutor’s Office were thereby resolved.

Credit Suisse has been responding to subpoenas and other requests for information from the DOJ, US Securities and Exchange Commission (SEC) and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC is investigating whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and one arrested for alleged conduct while employed at Credit Suisse or other financial institutions. Credit Suisse has received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations.

UK Financial Services Authority matter
On October 25, 2011, the UK Financial Services Authority announced a settlement with Credit Suisse (UK) Limited (CSUK) in respect of findings as to the adequacy of systems and controls relating to the suitability of sales of non-principal protected products in 2007 to 2009. Under the settlement, CSUK was fined GBP 5.95 million and is required to conduct a review of sales of such products in the relevant period to determine suitability.

Investor information
Investor information

Investor information
Share data

	in / end of

	2011		2010		2009	2008

Share price (common shares, CHF)

Average	31.43		45.97		45.65	48.87

Minimum	19.65		37.04		22.48	24.90

Maximum	44.99		56.40		60.40	66.95

End of period	22.07		37.67		51.20	28.50

Share price (American Depositary Shares, USD)

Average	35.36		44.16		42.61	45.48

Minimum	21.20		36.54		19.04	19.01

Maximum	47.63		54.57		59.84	59.76

End of period	23.48		40.41		49.16	28.26

Market capitalization

Market capitalization (CHF million)	27,021		44,683		60,691	33,762

Market capitalization (USD million)	28,747		47,933		58,273	33,478

Dividend per share (CHF)

Dividend per share	0.75	[1]	1.30	[2]	2.00	0.10

1 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 2 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of February 6, 2012	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1

Long-term	Aa2	A	A

Outlook	Review for possible downgrade	Negative	Stable

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1

Long-term	Aa1	A+	A

Outlook	Review for possible downgrade	Negative	Stable

List of abbreviations
A

ABS	Asset-Backed Securities

ADS	American Depositary Share

AMF	Asset Management Finance

AOCI	Accumulated Other Comprehensive Income

ASC	Accounting Standards Codification

ASU	Accounting Standards Update

B

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

bp	basis point

BRL	Brazilian Real

C

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CMBS	Commercial Mortgage-backed Securities

CP	Commercial Paper

CPR	Constant Prepayment Rate

D

DVA	Debit Valuation Adjustment

E

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

ETF	Exchange-Traded Funds

EU	European Union

F

FASB	Financial Accounting Standards Board

FINMA	Swiss Financial Market Supervisory Authority

FNMA	Federal National Mortgage Association

FSB	Financial Stability Board

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Global Systemically Important Bank

GSE	Government-Sponsored Enterprise

I

IPO	Initial Public Offering

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

M

M&A	Mergers and Acquisitions

MiFID	Markets in Financial Instruments Directive

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

O

OTC	Over-The-Counter

P

PAF	2008 Partner Asset Facility

PAF2	2011 Partner Asset Facility

PD	Probability of Default

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QoQ	Quarter on Quarter

R

RMBS	Residential Mortgage-backed Securities

RWA	Risk-Weighted Assets

S

SEI	Significant Economic Interest

SISU	Scaled Incentive Share Unit

SPE	Special Purpose Entity

T

TRS	Total Return Swap

U

UK	United Kingdom

UHNWI	Ultra-High-Net-Worth Individual

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Market Volatility Index

Y

YoY	Year on Year

Ytd	Year to Date

Foreign currency translation rates

	End of			Average in			Average in

	4Q11	3Q11	4Q10	4Q11	3Q11	4Q10	2011	2010

1 USD / 1 CHF	0.94	0.91	0.94	0.90	0.82	0.98	0.88	1.04

1 EUR / 1 CHF	1.22	1.22	1.25	1.22	1.17	1.32	1.23	1.38

1 GBP / 1 CHF	1.45	1.42	1.45	1.42	1.33	1.54	1.42	1.61

100 JPY / 1 CHF	1.21	1.18	1.15	1.16	1.06	1.19	1.11	1.19

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional Information – Risk Factors.

Financial calendar and information sources
Financial calendar and information sources

Financial calendar

First quarter 2012 results	Wednesday, April 25, 2012

Annual General Meeting	Friday, April 27, 2012

Second quarter 2012 results	Thursday, July 26, 2012

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of our operating and financial results.

Company Profile
For insights about the activities of each of the Group’s divisions, regions and other shared services functions, refer to the Company Profile. The Business Review, a summary of the Group’s financial performance during the year, is included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group addresses its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report. This publication is complemented by an online Chronicle that adds a multimedia dimension by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

Photography: Alberto Venzago
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520154 English